
13001182



Pepco Holdings, Inc

2012 ANNUAL REPORT TO STOCKHOLDERS


Pepco Holdings, Inc

Dear Valued Stockholders:

I am pleased to report that in 2012 Pepco Holdings, Inc. (PHI) made significant progress on its key initiatives focused on delivering value to customers and stockholders through our regulated power delivery business. Most notably, we achieved demonstrable improvements in electric system reliability, the activation of the smart grid and a rise in customer satisfaction. This progress was made possible by the hard work of our dedicated employees and your investment, which provided the capital for the largest construction budget in our history. In 2012, we invested $1.2 billion in transmission and distribution improvements, and, over the next five years, we plan to continue that investment rate annually to improve service to customers and grow long-term value for you.

To hear directly from me and other PHI executives on these topics, I invite you to view our inaugural video year in review at http://www.pepcoholdings.com.

$5.9 Billion Power Delivery Capital Plan (2013 - 2017)


($ in millions)
Gas, IT & Other supporting activities $670
Transmission $1,340
Advanced Metering Infrastructure $92
Customer Driven $633
Load $612
Reliability & Aging Infrastructure $2,552
Total $5,899

Financial Performance

2012 GAAP earnings from continuing operations were $285 million compared to $260 million in 2011. Excluding items that we feel are not representative of our ongoing business operations, 2012 earnings would have been $277 million compared to $283 million in the prior year.

SELECTED FINANCIAL DATA

(in millions, except per share data)	2012	2011
Net Income from Continuing Operations (GAAP)	$ 285	$ 260
Basic Earnings Per Share from Continuing Operations (GAAP)	1.25	1.15
Diluted Earnings Per Share from Continuing Operations (GAAP)	1.24	1.15
Adjusted Net Income from Continuing Operations (Non-GAAP)	$ 277	$ 283
Adjusted Earnings Per Share from Continuing Operations (Non-GAAP)	1.21	1.25
Total Operating Revenue	$ 5,081	$ 5,951
Total Operating Expenses	4,411	5,314
Operating Income	670	637
Capital Expenditures	$ 1,216	$ 941
Total Assets	15,776	14,910
Cash Dividends Per Share of Common Stock	$ 1.08	$ 1.08
Year-End Stock Price	19.61	20.30
Net Book Value Per Common Share	19.32	19.05
Weighted Average Common Shares Outstanding - Basic	229	226
Weighted Average Common Shares Outstanding - Diluted	230	226

Adjusted Earnings Per Share for 2012 excludes mark-to-market gains resulting from economic hedging activities associated with the retail energy supply business ($0.06 per share) and the impact of impairment charges related to certain long-lived assets ($0.03 per share).

Adjusted Earnings Per Share for 2011 excludes mark-to-market losses resulting from economic hedging activities associated with the retail energy supply business ($0.08 per share) and the impact of a tax law change ($0.02 per share).

The presentation of earnings excluding special items and certain non-GAAP adjustments and related per share data is intended to complement, and should not be considered as an alternative to, PHI's reported earnings in accordance with accounting principles generally accepted in the United States (GAAP). Management uses this information, and believes that such information is useful to investors, in evaluating PHI's period-over-period performance.

Our core Power Delivery earnings increased year over year largely due to higher electric transmission and distribution revenue resulting from higher rates due to increased investment in infrastructure. However, this increase in earnings was more than offset by lower adjusted earnings at Pepco Energy Services due to the wind-down of the retail energy supply business and lower energy services construction activity. GAAP diluted earnings per share for 2012 were $1.24 per share compared to $1.15 per share for the full year 2011. Our 2012 earnings included 6 cents per share for mark-to-market gains resulting from economic hedging activities associated with the retail energy supply business of Pepco Energy Services and impairment charges related to Pepco Energy Services assets that reduced earnings by 3 cents per share. Excluding these items, our 2012 adjusted earnings were $1.21 per share compared to the 2012 guidance range of $1.15 to $1.25 per share. As such, our adjusted earnings placed solidly within our guidance range and were comparable to 2011, despite the challenges faced by our energy services business.

Operations Review

Investments are Improving Reliability. We understand that in today's electronic world reliability is our customers' primary concern when it comes to power. In response, over the past two years we have made substantial investments to improve reliability and our work is making a measurable difference. Our customers in 2012 experienced a 24 percent reduction in the average number of power outages across our system as well as a 26 percent decline in the duration of those outages, as compared to 2011.

2012 Reliability Improvement (Over 2011)*


Number of Outages
Length of Outages
atlantic city electric
24%
33%
delmarva power
21%
21%
pepco
26%
25%

*Measure based on IEEE methodology

Customer Satisfaction Rises. Our progress in 2012 culminated in a notable rise in our customer satisfaction ratings as compared to the same period in 2011 in surveys conducted on our behalf. Both Atlantic City Electric and Delmarva Power ranked in the second quartile as compared to their peers. Pepco's overall satisfaction score rose a significant 10 points over that same period. These results demonstrate that our strategies are on track and we are executing well. However, more work remains to reach the operational excellence and customer satisfaction levels to which we aspire. We are continuing these initiatives and are building on our progress.

Storm Response Draws Accolades. When it came to storms, 2012 presented unprecedented challenges. In June, a rare derecho caused more than 700,000 of our electric customers, or approximately 38 percent of our customer base, to lose power at the height of the storm. In October, during Hurricane Sandy, about 20 percent of our electric customers lost power at the storm's peak. Our efforts to improve the restoration process over the past two years proved beneficial during both restorations, enabling us to restore power more rapidly and efficiently.

PHI received two prestigious national awards from the Edison Electric Institute, the national association of investor-owned utilities, for these performances—one for our restoration efforts within our own service territory, and one for our assistance to other utilities in New Jersey and New York following Hurricane Sandy. A J.D. Power and Associates study ranked Atlantic City Electric first in overall effectiveness of handling the emergency among the utilities impacted by the storm. Delmarva Power and Pepco also received above average scores. I am proud of our employees, our contract workers and mutual assistance partners, who responded safely and effectively to these very destructive storms.

Safety Focus Results in Our Best Record. I also am extremely proud of our employees' 2012 safety record. For the first time ever, we ranked in the first quartile in quarterly safety performance as compared to our Southeastern Electric Exchange peer group, and we were solidly in the second quartile for the entire year. Our efforts to implement effective ways to maintain employee focus on safety are yielding results. Employees are doing the right things to protect themselves and their coworkers, and, as a result, fewer employees are sustaining injuries, and when they do, they are less severe as measured in lost work days.

Smart Grid is Enhancing Efficiencies. In 2012, we reached a major milestone, installing our one millionth smart meter. Deployment is substantially completed in Delaware, the District of Columbia and Pepco's Maryland service territory and we plan to install smart meters in our Delmarva Power Maryland service area beginning this summer. In connection with the two major storms we experienced in 2012, we were able to use our ability to remotely communicate with smart meters to identify the outage status of thousands of customers without sending crews to these locations. Other efficiencies gained through building a smarter grid include automating meter reading, and automatically isolating problems and restoring power by installing digital controls on our overhead lines.

Technology is Adding Value. We continue to improve the customer experience through technology. Nearly 155,000 customers downloaded our mobile app onto their smart phone or tablet last year. We launched a new storm center, which received over one million page views during Hurricane Sandy, to provide critical information to customers during storms. Customers also turned to our Twitter, Facebook, and YouTube sites to communicate with us about restoration efforts.

PHI Earns Top Environmental Ranking. Last year, we were very pleased to learn that PHI scored in the top tier of the Carbon Disclosure Project's Leadership Index and ranked No. 1 among S&P 500 companies in the utility sector for both carbon disclosure and performance. Most of all, we are proud that our hard work to reduce our carbon footprint and improve the sustainability of the communities we serve is paying off. I encourage you to visit our website at http://www.pepcoholdings.com to view our inaugural online *Sustainability and Corporate Citizenship Report* using Global Reporting Initiative's sustainability reporting guidelines followed by many of our industry peers.

Regulatory Review

As part of our commitment to ensuring a reasonable return for our stockholders, we engage in an active regulatory strategy. With our large construction program and accelerated rate of investment, we are continually seeking ways to recover our investments on a more timely basis. Toward our goal of minimizing regulatory lag, we are filing base rate cases on an annual basis in each of the jurisdictions we serve, using forward-looking adjustments and promoting innovative pricing strategies such as multi-year rate plans and capital expenditure trackers with appropriate returns on investment.

The rate case outcomes we received in 2012 generally fell short of what is needed to earn acceptable returns on our capital, which are essential for maintaining our commitment to improvements in reliability and customer service. As a result, in each jurisdiction we serve we plan to file new cases by the end of the first quarter 2013—all of which recommend specific approaches to mitigate regulatory lag.

In other regulatory developments, this past July, the governor of Maryland issued an executive order to convene a task force to find ways to improve and strengthen the state's electric distribution system. We participated in the process set in place, which evaluated the effectiveness and feasibility of undergrounding power lines in selective areas, options for other infrastructure investments to improve the resiliency and reliability of the electric distribution system, and options for financing and cost recovery of investments.

The governor sent the resulting report to the Maryland Public Service Commission, urging the commissioners to quickly implement specific recommendations that would, among other things, accelerate reliability improvement investments and allow for timely recovery for accelerated investments. We support the governor's recommendations and reflected certain of these in the electric distribution base rate cases we developed for Pepco and Delmarva Power in Maryland.

In the District of Columbia, a task force commissioned by the mayor also focused on the issue of undergrounding power lines to improve electric system reliability. In collaboration with other task force participants, we are working to shape actionable solutions to improve grid resiliency.

Non-Utility Activities Review

PHI's competitive energy affiliate, Pepco Energy Services, continued to experience challenges in the state and local government markets in 2012. These market challenges stemmed from lower energy prices that lessened the prospective benefits and economics of new energy efficiency projects, and from the reluctance of government agencies to incur debt associated with such projects. Given the slowdown in these markets, Pepco Energy Services took steps to reduce expenditures to align with the lower expected revenue levels and refocused on federal sector projects. Future growth in this business will be driven by economic recovery, increasing energy prices and improving financial conditions for state and local governments.

As for the retail energy supply business, the wind-down continues on track. Substantially all of Pepco Energy Services' retail customer obligations will be performed by June 2014 at the latest. We also are reviewing strategic alternatives that could accelerate the wind-down of the remaining portfolio of retail energy contracts into 2013.

In other developments, we have reassessed our cross-border energy lease portfolio in response to a U.S. Court of Appeals decision that disallowed tax benefits associated with one of Consolidated Edison's cross-border lease transactions. Our reassessment is expected to result in a material non-cash charge against first quarter 2013 earnings. In addition, we anticipate that the annual tax benefits historically associated with these transactions will no longer be available. Managing this issue in 2013 will be a priority.

Management Transitions

It is with deep gratitude that I recognize the retirement of three senior executives who have provided invaluable counsel and leadership to PHI.

Anthony J. Kamerick, who served as Senior Vice President and Chief Financial Officer and Executive Vice President and Chief Regulatory Officer, retired in February; Kirk J. Emge, who was Senior Vice President and General Counsel, will retire in April; and Beverly L. Perry, who served as Senior Vice President, External Affairs, will retire in June. Although we will miss the wise counsel of these seasoned leaders, I am confident in the capabilities of the executives who have assumed leadership in their stead and will guide PHI into the future.

In April 2012, Frederick J. Boyle was appointed Senior Vice President and Chief Financial Officer. Fred's extensive experience with both the electric and natural gas energy businesses, combined with his financial acumen, make him an excellent addition to PHI's executive team.

In September 2012, Kevin C. Fitzgerald was appointed Executive Vice President and General Counsel. Kevin's background representing Fortune 500 utility companies, combined with his extensive regulatory experience at the state and federal level, will reinforce and augment an already strong legal team at PHI.

Also in September, Kenneth J. Parker was promoted to Senior Vice President, Government Affairs & Corporate Citizenship. Ken brings a breadth of skills and public policy experience necessary to develop and sustain mutually beneficial relationships with our external stakeholders in the regulatory, political and community arenas.

In addition, I am pleased to welcome to our Board of Directors, H. Russell Frisby, Jr. Russell is currently a partner at Stinson Morrison Hecker LLP in the firm's energy and telecommunications group, responsible for regulatory and corporate matters affecting public utilities, industry associations, and companies in the energy, communications and technology areas.

I would like to acknowledge all of the members of PHI's Board of Directors for their guidance, our senior executive team for their forethought and effective execution, and our employees for their hard work and dedication during this past year of significant progress. I am proud of our accomplishments and confident in our strategy. Although much remains to be done, I believe we are on a winning path that will create demonstrable improvements in service for our customers and long-term value for our stockholders.

Looking Ahead

2012 was a pivotal year for PHI and I'm optimistic about our future. In 2013, we will continue our progress on executing our strategic plan, focusing on improving system reliability and the customer experience, while working to ensure our stockholders receive a fair return. Continued effective execution of our $1.2 billion annual construction budget and achieving timely and reasonable investment recovery through constructive regulatory outcomes will be critical. At the same time, we will work to achieve meaningful cost efficiencies to help keep operating and maintenance spending in check.

As I stated at the beginning of this letter, you, our valued stockholders, have made our progress possible through your investment and confidence in PHI. And for that I thank you.

You can be assured that we are working hard to reward your loyalty by maintaining a stable regulated power delivery earnings base, low risk profile and our commitment to the dividend—all of which provide a strong foundation for enhancing your long-term stockholder value.

And once again, to learn more about our progress and commitment to enhancing stockholder value, I invite you to visit http://www.pepcoholdings.com to view our video year in review.

Regards,



Joseph M. Rigby
Chairman of the Board, President
and Chief Executive Officer

March 27, 2013



2012 Annual Report to Stockholders

Table of Contents

CONSOLIDATED FINANCIAL HIGHLIGHTS

	2012	2011	2010	2009	2008
	(in millions, except per share data)				
Consolidated Operating Results					
Total Operating Revenue	$ 5,081	$ 5,951	$ 7,040	$ 7,402	$ 8,059[k]
Total Operating Expenses	4,411[a][b]	5,314[d]	6,416[f]	6,754[i]	7,510
Operating Income	670	637	624	648	549
Other Expenses	229	228	474[g]	321	276
Income from Continuing Operations Before Income Tax Expense	441	409	150	327	273
Income Tax Expense Related to Continuing Operations	156[c]	149[e]	11[h]	104[j]	90[k][l]
Net Income from Continuing Operations	285	260	139	223	183
(Loss) Income from Discontinued Operations, net of Income Taxes	—	(3)	(107)	12	117
Net Income	285	257	32	235	300
Earnings Available for Common Stock	285	257	32	235	300
Common Stock Information					
Basic Earnings Per Share of Common Stock from Continuing Operations	$ 1.25	$ 1.15	$ 0.62	$ 1.01	$ 0.90
Basic (Loss) Earnings Per Share of Common Stock from Discontinued Operations	—	(0.01)	(0.48)	0.05	0.57
Basic Earnings Per Share of Common Stock	1.25	1.14	0.14	1.06	1.47
Diluted Earnings Per Share of Common Stock from Continuing Operations	1.24	1.15	0.62	1.01	0.90
Diluted (Loss) Earnings Per Share of Common Stock from Discontinued Operations	—	(0.01)	(0.48)	0.05	0.57
Diluted Earnings Per Share of Common Stock	1.24	1.14	0.14	1.06	1.47
Cash Dividends Per Share of Common Stock	1.08	1.08	1.08	1.08	1.08
Year-End Stock Price	19.61	20.30	18.25	16.85	17.76
Net Book Value Per Common Share	19.32	19.05	18.79	19.15	19.14
Weighted Average Shares Outstanding–Basic	229	226	224	221	204
Weighted Average Shares Outstanding–Diluted	230	226	224	221	204
Other Information					
Investment in Property, Plant and Equipment	$13,625	$12,855	$12,120	$11,431	$10,860
Net Investment in Property, Plant and Equipment	8,846	8,220	7,673	7,241	6,874
Total Assets	15,776	14,910	14,480	15,779	16,133

	2012	2011	2010	2009	2008
			(in millions)		
Capitalization					
Short-term Debt	$ 965	$ 732	$ 534	$ 530	$ 465
Long-term Debt	3,648	3,794	3,629	4,470	4,859
Current Portion of Long-Term Debt and Project Funding	569	112	75	536	85
Transition Bonds issued by ACE Funding	256	295	332	368	401
Capital Lease Obligations due within one year	8	8	8	7	6
Capital Lease Obligations	70	78	86	92	99
Long-Term Project Funding	12	13	15	17	19
Non-controlling Interest	—	—	6	6	6
Common Shareholders' Equity	4,446	4,336	4,230	4,256	4,190
Total Capitalization	$ 9,974	$ 9,368	$ 8,915	$10,282	$10,130

[a] Includes impairment losses of $12 million pre-tax ($7 million after-tax) at Pepco Energy Services associated primarily with investments in landfill gas-fired electric generation facilities, and the combustion turbines at Buzzard Point.

[b] Includes $39 million pre-tax ($9 million after-tax) gain from the early termination of finance leases held in trust.

[c] Includes a $16 million charge related to the recognition of the tax consequences associated with the early termination of finance leases held in trust.

[d] Includes $39 million pre-tax ($3 million after-tax) gain from the early termination of certain cross-border energy leases held in trust.

[e] Includes tax benefits of $14 million primarily associated with an interest benefit related to federal tax liabilities and a $22 million charge related to the recognition of the tax consequences associated with the early termination of cross-border energy leases held in trust.

[f] Includes $30 million ($18 million after-tax) related to a restructuring charge and an $11 million ($6 million after-tax) charge related to the effects of Pepco divestiture-related claims.

[g] Includes a loss on extinguishment of debt of $189 million ($113 million after-tax).

[h] Includes $12 million of net Federal and state income tax benefits primarily related to adjustments of accrued interest on uncertain and effectively settled tax positions, $14 million of state tax benefits resulting from the restructuring of certain PHI subsidiaries and $17 million of state income tax benefits associated with the loss on extinguishment of debt.

[i] Includes $40 million ($24 million after-tax) gain related to the effects of Pepco divestiture-related claims.

[j] Includes a $13 million state income tax benefit (after Federal tax) related to a change in the state income tax reporting for the disposition of certain assets in prior years and a benefit of $6 million related to additional analysis of current and deferred tax balances completed in 2009.

[k] Includes a pre-tax charge of $124 million ($86 million after-tax) related to the adjustment to the equity value of cross-border energy lease investments, and included in Income Taxes is a $7 million after-tax charge for the additional interest accrued on the related tax obligation.

[l] Includes $18 million of after-tax net interest income on uncertain and effectively settled tax positions (primarily associated with the reversal of previously accrued interest payable resulting from the tentative settlement with the IRS on the mixed service cost issue and a claim made with the IRS related to the tax reporting for fuel over- and under-recoveries) and a benefit of $8 million (including a $3 million correction of prior period errors) related to additional analysis of deferred tax balances completed in 2008.

BUSINESS OF THE COMPANY

Overview

Pepco Holdings, Inc. (Pepco Holdings, or PHI), a Delaware corporation incorporated in 2001, is a holding company that, through the following regulated public utility subsidiaries, is engaged primarily in the transmission, distribution and default supply of electricity and, to a lesser extent, the distribution and supply of natural gas (Power Delivery):

- Potomac Electric Power Company (Pepco), which was incorporated in Washington, D.C. in 1896 and became a domestic Virginia corporation in 1949,
- Delmarva Power & Light Company (DPL), which was incorporated in Delaware in 1909 and became a domestic Virginia corporation in 1979, and
- Atlantic City Electric Company (ACE), which was incorporated in New Jersey in 1924.

Through Pepco Energy Services, Inc. and its subsidiaries (collectively, Pepco Energy Services), PHI provides energy savings performance contracting services primarily to government customers, high voltage underground transmission cabling for industrial customers, construction and operations of combined heat and power and central energy plants for government and commercial customers, and is in the process of winding down its competitive electricity and natural gas retail supply business.

In addition, through Potomac Capital Investment Corporation (PCI), PHI holds several cross-border energy lease investments as described below under the heading "Other Business Operations."

The following chart shows, in simplified form, the corporate structure of PHI and its principal subsidiaries:



Pepco Holdings, Inc.
Potomac Electric Power Company (Pepco)
Conectiv, LLC
Potomac Capital Investment Corporation (PCI)
Pepco Energy Services, Inc.
PHI Service Company
Delmarva Power & Light Company (DPL)
Atlantic City Electric Company (ACE)
Atlantic City Electric Transition Funding LLC (ACE Funding)

Pepco Holdings' management has identified its operating segments at December 31, 2012 as (i) Power Delivery, consisting of the operations of Pepco, DPL and ACE, engaged primarily in the transmission, distribution and default supply of electricity and the distribution and supply of natural gas, (ii) Pepco Energy Services and (iii) Other Non-Regulated, consisting primarily of the operations of PCI. For financial information relating to PHI's segments, see Note (5), "Segment Information," to the consolidated financial statements.

Business Strategy

PHI's business strategy is to be a top-performing, regulated power delivery company focused on:

- investing in transmission and distribution infrastructure to provide safe and reliable electric and natural gas service;
- building a smarter grid to automate certain functions on the electric system, restore power more efficiently and provide customers detailed energy information to help them control their energy costs;
- enhancing the customer experience and PHI's communications with its customers through the development and use of the smart grid and other technology; and
- providing comprehensive energy management solutions and developing, installing and operating renewable energy solutions.

The elements of PHI's business strategy support PHI's core values of safety, diversity and environmental stewardship. PHI's success in achieving this business strategy is dependent on its ability to earn reasonable rates of return on, and timely cost recovery of, its investments through its regulatory proceedings.

To further its business strategy, Pepco Holdings may consider transactions involving its existing businesses, including joint ventures, and dispositions and acquisitions of businesses. Pepco Holdings also may refine components of its business strategy as it deems necessary or appropriate in response to business factors and conditions, including regulatory requirements.

Power Delivery

Pepco, DPL and ACE each owns and operates a network of wires, substations and other equipment that are classified as transmission facilities, distribution facilities or common facilities (which are used for both transmission and distribution). Transmission facilities carry wholesale electricity into, out of and across, the utilities' service territories. Distribution facilities carry electricity from the transmission facilities to the end-use customers located in the utilities' service territories.

Pepco is engaged in the transmission, distribution and default supply of electricity in the District of Columbia and major portions of Prince George's County and Montgomery County in Maryland. Pepco's service territory covers approximately 640 square miles and has a population of approximately 2.2 million. As of December 31, 2012, Pepco distributed electricity to 793,000 customers (of which 260,000 were located in the District of Columbia and 533,000 were located in Maryland).

DPL is engaged in the transmission, distribution and default supply of electricity in Delaware and portions of Maryland. In northern Delaware, DPL also supplies and delivers natural gas to retail customers and provides transportation-only services to retail customers that purchase natural gas from another supplier. DPL's electricity distribution service territory consists of the state of Delaware, and Caroline, Cecil, Dorchester, Harford, Kent, Queen Anne's, Somerset, Talbot, Wicomico and Worcester counties in Maryland. This territory covers approximately 5,000 square miles and has a population of approximately 1.4 million. As of December 31, 2012, DPL delivered electricity to 503,000 customers (of which 303,000 were located in Delaware and 200,000 were located in Maryland).

DPL also provides regulated natural gas supply and distribution service to customers in a service territory consisting of a major portion of New Castle County in Delaware. This service territory covers approximately 275 square miles and has a population of approximately 500,000. Large volume commercial, institutional, and industrial natural gas customers may purchase natural gas either from DPL or from other suppliers. As of December 31, 2012, DPL delivered natural gas to 125,000 customers.

ACE is primarily engaged in the transmission, distribution and default supply of electricity in a service territory consisting of Gloucester, Camden, Burlington, Ocean, Atlantic, Cape May, Cumberland and Salem counties in southern New Jersey. ACE's service territory covers approximately 2,700 square miles and has a population of approximately 1.1 million. As of December 31, 2012, ACE distributed electricity to 545,000 customers in its service territory.

Smart Grid Initiatives

A key initiative for PHI in 2012 was the continued transformation of the electric grid owned and operated by Pepco Holdings' utility subsidiaries into a "smart grid," a sophisticated network of automated digital devices capable of communicating vast amounts of real-time information. The smart grid is designed to meet the challenges of rising energy costs, respond to concerns about the environment, improve reliability, provide timely and accurate customer information and address government energy reduction goals. During 2012, Power Delivery continued its development of the smart grid by replacing existing meters with smart meters, continuing construction of a wireless network and related information technology infrastructure to collect, manage and provide customers with the data made available by the smart meters and installing equipment to automate certain functions on the electric grid.

A central component of the smart grid is advanced metering infrastructure (AMI) which is a system that collects, measures and analyzes energy usage data from advanced digital electric and gas meters known as smart meters. In total, Power Delivery is deploying 1.3 million smart meters across the Pepco and DPL service territories. Also critical to the operation of the smart grid is distribution automation technology, which is comprised of automated devices that have internal intelligence and can be controlled remotely to better manage power flow and restore service quickly and more safely. Both AMI and distribution automation are enabled by advanced technology that is able to communicate with devices on the electric and gas delivery system and carry energy usage data to the host utility. The smart grid system will provide customers access to detailed energy information to help them better manage energy usage and costs, improve the customer experience during power restoration and enhance the ability of PHI's utilities to manage and operate their electrical and natural gas distribution systems. The implementation of the AMI system and distribution automation involves an integration of technologies provided by multiple vendors.

Pepco Energy Services

Pepco Energy Services is engaged in the following businesses:

- providing energy savings performance contracting services principally to federal, state and local government customers, and designing, constructing and operating combined heat and power and central energy plants,
- providing high voltage electric construction and maintenance services to customers throughout the United States, as well as low voltage electric construction and maintenance services and streetlight construction services to utilities, municipalities and other customers in the Washington, D.C. area, and
- providing retail customers electricity and natural gas under its remaining contractual obligations.

Since 2010, Pepco Energy Services has been focused on growing its energy savings performance contracting services business in the federal, state and local government markets. Activity in the state and local government markets, which are Pepco Energy Services' largest markets, has slowed significantly in 2012, due to, among other factors, lower energy prices that have lessened the economic benefits of energy savings projects and the reluctance of state and local governments to incur new debt associated with these projects. As a result of this slowdown, Pepco Energy Services believes that new business in these markets will remain challenged for the foreseeable future. Consequently, during 2012, Pepco Energy Services reduced resources and personnel and limited geographic expansion in the energy savings services business, and has refocused its existing resources on developing business in the federal government market while continuing to pursue combined heat and power projects.

Other Business Operations

PHI Service Company, a subsidiary service company of PHI, provides a variety of support services, including legal, accounting, treasury, tax, purchasing and information technology services, to PHI and its operating subsidiaries. These services are provided pursuant to a service agreement among PHI, PHI Service Company and the participating operating subsidiaries. The expenses of PHI Service Company are charged to PHI and the participating operating subsidiaries in accordance with cost allocation methods set forth in the service agreement.

Between 1994 and 2002, PCI, a subsidiary of PHI, entered into eight cross-border energy lease investments involving public utility assets (primarily consisting of hydroelectric generation and coal-fired electric generation facilities, and natural gas distribution networks) located outside of the United States. During the second quarter of 2011 and the third quarter of 2012, PHI entered into early termination agreements with several lessees involving all of the leases comprising two of the eight lease investments and a small portion of the leases comprising a third lease investment. As of December 31, 2012, PHI's net investment in its six remaining cross-border energy lease investments was approximately $1.2 billion.

The Treasury Department and the Internal Revenue Service (IRS) have identified sale-in, lease-out, or SILO transactions, such as PCI's cross-border energy lease investments, as tax avoidance transactions and the IRS disallowed a substantial portion of the tax benefits claimed by PHI related to its cross-border energy lease investments beginning with PHI's 2001 income tax return. IRS challenges related to SILO and lease-in, lease-out, or LILO, transactions also have been the subject of litigation, including litigation commenced by PHI in the U.S. Court of Federal Claims in January 2012 related to certain tax benefits claimed by PHI on its federal income tax returns for 2001 and 2002. PHI is required to assess on a periodic basis the likely outcome of tax positions relating to its cross-border energy lease investments and, if there is a change or a projected change in the timing of the estimated tax benefits generated by the transactions, PHI is required to recalculate the value of its net investment.

On January 9, 2013, the U.S. Court of Appeals for the Federal Circuit issued an opinion in *Consolidated Edison Company of New York, Inc. & Subsidiaries v. United States* (to which PHI is not a party) that disallowed tax benefits associated with Consolidated Edison's LILO transaction. PHI had viewed the initial trial court ruling on this matter, in which the U.S. Court of Federal Claims issued a decision in favor of the taxpayer in October 2009, as a favorable development in PHI's dispute with the IRS. After analyzing the U.S. Court of Appeals ruling in this case, PHI has determined that its tax position with respect to the tax benefits associated with the cross-border energy lease investments no longer meets the more likely than not standard of recognition for accounting purposes. Accordingly, PHI expects to record a non-cash charge of between $355 million and $380 million (after-tax) in the first quarter of 2013, consisting of a charge to reduce the carrying value of the cross-border energy lease investments and a charge to reflect the anticipated additional interest expense related to changes in its estimated federal and state income tax obligations for the period over which the tax benefits may be disallowed. While the IRS could require PHI to pay a penalty of up to 20 percent of the amount of additional taxes due, PHI believes that it is more likely than not that no such penalty will be incurred, and therefore no amount for any potential penalty will be included in the charge expected to be recorded in the first quarter of 2013. PHI also is evaluating the liquidation of all or a portion of its remaining cross-border energy lease investments. The aggregate financial impact of a partial or complete liquidation of the cross-border leases is not determinable at this time, but could result in material gains or losses. PHI continues to weigh its options with respect to its litigation with the IRS.

For additional information concerning these cross-border energy lease investments, see Note (8), "Leasing Activities," Note (16), "Commitments and Contingencies – PHI's Cross-Border Energy Lease Investments," and Note (20), "Subsequent Event," to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General Overview

PHI, a Delaware corporation incorporated in 2001, is a holding company that, through its regulated public utility subsidiaries, is engaged primarily in the transmission, distribution and default supply of electricity and the distribution and supply of natural gas (Power Delivery). Through Pepco Energy Services, PHI provides energy savings performance contracting services, high voltage underground transmission cabling, construction and operations of combined heat and power and central energy plants and is in the process of winding down its competitive electricity and natural gas retail supply business.

Each of Power Delivery and Pepco Energy Services constitutes a separate segment for financial reporting purposes. A third segment, Other Non-Regulated, consists of a portfolio of cross-border energy lease investments.

The following table sets forth the percentage contributions to consolidated operating revenue and operating income from continuing operations attributable to PHI segments:

	December 31,		
	2012	2011	2010
Percentage of Consolidated Operating Revenue			
Power Delivery	86%	78%	73%
Pepco Energy Services	13%	21%	27%
Other [(a)]	1%	1%	—%
Percentage of Consolidated Operating Income			
Power Delivery	79%	78%	81%
Pepco Energy Services	4%	5%	11%
Other [(a)(b)]	17%	17%	8%
Percentage of Power Delivery Operating Revenue			
Power Delivery Electric	96%	95%	95%
Power Delivery Gas	4%	5%	5%

(a) For presentation purposes, this category includes Other Non-Regulated and Corporate and Other.

(b) Includes gains on early termination of finance leases held in trust that represent 6% of the consolidated operating income in 2012 and 2011.

Power Delivery

Power Delivery Electric consists primarily of the transmission, distribution and default supply of electricity, and Power Delivery Gas consists of the delivery and supply of natural gas. Power Delivery represents a single operating segment for financial reporting purposes.

Each utility comprising Power Delivery is a regulated public utility in the jurisdictions that comprise its service territory. Each utility is responsible for the distribution of electricity and, in the case of DPL, natural gas in its service territory, for which it is paid tariff rates established by the applicable local public service commission in each jurisdiction. Each utility also supplies electricity at regulated rates to retail customers in its service territory who do not elect to purchase electricity from a competitive energy supplier. The regulatory term for this supply service is standard offer service (SOS) in Delaware, the District of Columbia and Maryland, and basic generation service (BGS) in New Jersey. In this report, these supply service obligations are referred to generally as Default Electricity Supply.

Each of Pepco, DPL and ACE is responsible for the transmission of wholesale electricity into and across its service territory. The rates each utility is permitted to charge for the wholesale transmission of electricity are regulated by the Federal Energy Regulatory Commission (FERC). Transmission rates are updated annually based on a FERC-approved formula methodology.

The profitability of Power Delivery depends on its ability to recover costs and earn a reasonable return on its capital investments through the rates it is permitted to charge. Operating results also can be affected by economic conditions, energy prices, the impact of energy efficiency measures on customer usage of electricity and weather.

Power Delivery's results historically have been seasonal, generally producing higher revenue and income in the warmest and coldest periods of the year. For retail customers of Pepco and DPL in Maryland and of Pepco in the District of Columbia, revenue is not affected by unseasonably warmer or colder weather because a bill stabilization adjustment (BSA) for retail customers was implemented that provides for a fixed distribution charge per customer rather than a charge based upon energy usage. The BSA has the effect of decoupling the distribution revenue recognized in a reporting period from the amount of power delivered during the period. As a result, the only factors that will cause distribution revenue from retail customers in Maryland and the District of Columbia to fluctuate from period to period are changes in the number of customers and changes in the approved distribution charge per customer. A comparable revenue decoupling mechanism for DPL electricity and natural gas customers in Delaware is under consideration by the Delaware Public Service Commission (DPSC).

In accounting for the BSA in Maryland and the District of Columbia, a Revenue Decoupling Adjustment (an adjustment equal to the amount by which revenue from distribution sales differs from the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer) is recorded representing either (i) a positive adjustment equal to the amount by which revenue from retail distribution sales falls short of the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer or (ii) a negative adjustment equal to the amount by which revenue from such distribution sales exceeds the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer.

Since 2010, PHI has implemented comprehensive reliability enhancement plans which include various initiatives to improve electrical system reliability, including:

- the identification and upgrading of under-performing feeder lines;
- the addition of new facilities to support load;
- the installation of distribution automation systems on both the overhead and underground network systems;
- the rejuvenation and replacement of underground residential cables;
- selective undergrounding of portions of existing above-ground primary feeder lines, where appropriate to improve reliability;
- improvements to substation supply lines; and
- enhanced vegetation management.

PHI's capital expenditures for continuing reliability enhancement efforts are included in the table of projected capital expenditures within "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital Resources and Liquidity – Capital Requirements – Capital Expenditures."

Power Delivery Initiatives and Activities

Smart Grid

PHI is building a "smart grid" which is designed to meet the challenges of rising energy costs, concerns about the environment, reliability improvement, providing timely and accurate customer information and meeting government energy reduction goals. The installation of smart meters is subject to the approval of applicable state regulators. The Distict of Columbia Public Service Commission (DCPSC), Maryland Public Service Commission (MPSC) and DPSC have approved the creation of regulatory assets to defer AMI costs between rate cases, as well as the accrual of returns on the deferred costs. Thus, these costs will be recovered in the future through base rates. Approval of AMI has been deferred by the New Jersey Board of Public Utilities (NJBPU) for ACE in New Jersey.

In April 2010, PHI signed agreements to formalize $168 million in awards from the U.S. Department of Energy (DOE) to support the rollout of smart grid initiatives. In the Pepco service area, $149 million was awarded for AMI, direct load control, distribution automation and communications infrastructure, while in the (ACE) service area, $19 million was awarded for direct load control, distribution automation and communications infrastructure. The grants effectively reduce the project costs of these initiatives. The cumulative award payments received by Pepco and ACE as of December 31, 2012, were $115 million and $13 million, respectively.

For projected 2013 through 2017 capital expenditures associated with the smart grid, see "Capital Resources and Liquidity – Capital Requirements."

Regulatory Lag

An important factor in the ability of each of Pepco, DPL and ACE to earn its authorized rate of return is the willingness of applicable public service commissions to adequately recognize forward-looking costs in the utility's rate structure in order to address the shortfall in revenues due to the delay in time or "lag" between when costs are incurred and when they are reflected in rates. This delay is commonly known as "regulatory lag." Each of Pepco, DPL and ACE is currently experiencing significant regulatory lag because its investment in the rate base and its operating expenses are outpacing revenue growth.

In an effort to minimize the effects of regulatory lag, Pepco's and DPL's Delaware, District of Columbia and Maryland base rate case filings in 2011 each included a request for approval from the applicable state regulatory commissions of (i) a reliability investment recovery mechanism (RIM) to recover reliability-related capital expenditures incurred between base rate cases and (ii) the use by the applicable utility of fully forecasted test years in future base rate cases. See Note (7), "Regulatory Matters – Rate Proceedings," to the consolidated financial statements for a discussion of each of these mechanisms. In both the Pepco and DPL base rate case orders in Maryland, the MPSC did not approve Pepco's and DPL's requests to implement the RIM and did not endorse the use by Pepco and DPL of fully forecasted test years in future rate cases. However, the MPSC did permit an adjustment to the rate base of Pepco and DPL to reflect the actual cost of reliability plant additions outside the test year. In the District of Columbia, the DCPSC denied Pepco's request for approval of a RIM, and reserved final judgment on the appropriateness of the use by Pepco of a fully forecasted test year in future rate cases. In Delaware, a settlement agreement approved by the DPSC in DPL's electric distribution base rate case did not include approval of a RIM or the use of fully forecasted test years in future DPL rate cases, but it did provide that the parties will meet and discuss alternate regulatory methodologies for the mitigation of regulatory lag.

Each of PHI's utility subsidiaries will continue to seek cost recovery from applicable public service commissions to reduce the effects of regulatory lag. There can be no assurance that any attempts by PHI's utility subsidiaries to mitigate regulatory lag will be approved, or that even if approved, the cost recovery mechanisms will fully mitigate the effects of regulatory lag. Until such time as any cost recovery mechanisms are approved, PHI's utility subsidiaries plan to file rate cases at least annually in an effort to align more closely the revenue and cash flow levels of PHI's utility subsidiaries with other operation and maintenance spending and capital investments. In addition to the electric distribution base rate cases filed by Pepco and to be filed by DPL in the first quarter of 2013 in Maryland, DPL filed a natural gas distribution case on December 7, 2012 and ACE filed an electric distribution base rate case on December 11, 2012. Additionally, Pepco intends to file its next electric distribution base rate case with the DCPSC, and DPL with the DPSC, in the first quarter of 2013.

MAPP Project

On August 24, 2012, the board of the PJM Interconnection, LLC (PJM) terminated the Mid-Atlantic Power Pathway (MAPP) project and removed it from PJM's regional transmission expansion plan. PHI had been directed to construct the MAPP project, a 152-mile high-voltage interstate transmission line, to address the reliability needs of the region's transmission system.

PHI had included in its five-year projected capital expenditures $205 million of MAPP-related expenditures for the period from 2012 to 2016. PHI has updated its five-year projected capital expenditures to remove MAPP-related expenditures to reflect the PJM decision. See "Capital Resources and Liquidity – Capital Requirements – Capital Expenditures" for a discussion of PHI's projected capital expenditures. As of December 31, 2012, PHI's total capital expenditures related to the MAPP project were approximately $102 million. In a 2008 FERC order approving incentives for the MAPP project, FERC authorized the recovery of prudently incurred abandoned costs in connection with the MAPP project. Consistent with this order, on December 21, 2012, PHI submitted a filing to FERC seeking recovery over a period of five years of approximately $88 million of abandoned MAPP capital expenditures. The FERC filing addressed, among other things, the prudence of the recoverable costs incurred, the proposed period over which the abandoned costs are to be amortized and the rate of return on these costs during the recovery period (see Note (7), "Regulatory Matters – MAPP Project" to the consolidated financial statements for additional information).

As of December 31, 2012, PHI had placed in service approximately $11 million of its total capital expenditures with respect to the MAPP project, which represented upgrades of existing substation assets that were expected to support the MAPP transmission line, transferred approximately $3 million of materials to inventories for use on other projects and reclassified the remaining $88 million of capital expenditures to a regulatory asset. The regulatory asset includes the costs of land, land rights, supplies and materials, engineering and design, environmental services, and project management and administration. PHI intends to reduce the regulatory asset by any amounts recovered from the sale or alternative use of the land, land rights, supplies and materials.

Pepco Energy Services

Since 2010, Pepco Energy Services has been focused on growing its energy savings performance contracting services business in the federal, state and local government markets. Activity in the state and local government markets, which are Pepco Energy Services' largest markets, slowed significantly in 2012, due to, among other factors, lower energy prices that have lessened the economic benefits of energy savings projects and the reluctance of state and local governments to incur new debt associated with these projects. As a result of the slowdown, Pepco Energy Services believes that new business in these markets will remain challenged for the foreseeable future. Consequently, Pepco Energy Services reduced resources and personnel and limited geographic expansion in the energy savings services business, and has refocused its existing resources on developing business in the federal government market and continuing to pursue combined heat and power projects.

PHI guarantees the obligations of Pepco Energy Services under certain of its energy savings performance, combined heat and power and construction contracts. At December 31, 2012, PHI's guarantees of Pepco Energy Services' obligations under these contracts totaled $198 million.

Pepco Energy Services also has historically been engaged in the business of providing retail energy supply services, consisting of the sale of electricity, including electricity from renewable resources, primarily to commercial, industrial and government customers located in the mid-Atlantic and northeastern regions of the United States, as well as Texas and Illinois, and the sale of natural gas to customers located primarily in the mid-Atlantic region. In December 2009, PHI announced that it will wind down the retail energy supply component of the Pepco Energy Services business.

To effectuate the wind-down of the retail energy supply business, Pepco Energy Services is continuing to fulfill all of its commercial and regulatory obligations and perform its customer service functions to ensure that it meets the needs of its existing customers, but is not entering into any new retail energy supply contracts. Operating revenues related to the retail energy supply business for the years ended December 31, 2012, 2011 and 2010 were $418 million, $962 million and $1,609 million, respectively, and operating income for the same periods was $46 million, $11 million and $59 million, respectively.

PHI expects the operating results of the retail energy supply business, excluding the effects of unrealized mark-to-market gains or losses on derivatives contracts, to have immaterial losses in 2013 and 2014. Substantially all of Pepco Energy Services' retail customer obligations will be fully performed by June 1, 2014. PHI is reviewing strategic alternatives to accelerate into 2013 the completion of the wind-down of its remaining portfolio of retail energy contracts.

In connection with the operation of the retail energy supply business, as of December 31, 2012 and 2011, Pepco Energy Services had net collateral pledged to counterparties, primarily in connection with the instruments it uses to hedge commodity price risk, of approximately $26 million and $113 million, respectively. The collateral pledged as of December 31, 2012 included less than $1 million in the form of letters of credit and $25 million posted in cash. Pepco

Energy Services does not expect to have any such collateral obligations beyond June 1, 2014.

Pepco Energy Services' remaining businesses will not be affected by the wind-down of the retail energy supply business.

During 2012, Pepco Energy Services deactivated its Buzzard Point and Benning Road oil-fired generation facilities. Pepco Energy Services has placed the facilities into an idle condition termed a "cold closure." A cold closure requires that the utility service be disconnected so that the facilities are no longer operable and that the facilities require only essential maintenance until they are completely decommissioned.

Other Non-Regulated

Through its subsidiary Potomac Capital Investment Corporation and its subsidiaries, PHI maintains a portfolio of cross-border energy lease investments with a net investment value at December 31, 2012 of approximately $1.2 billion. This activity comprises the "Other Non-Regulated" segment. PHI expects to record a non-cash charge of between $355 million and $380 million (after-tax) in the first quarter of 2013, consisting of a charge to reduce the carrying value of the cross-border energy lease investments and a charge to reflect the anticipated additional interest expense related to changes in PHI's estimated federal and state income tax obligations resulting from the disallowance of certain tax benefits associated with the cross-border energy lease investments. PHI also is evaluating the liquidation of all or a portion of its remaining cross-border energy lease investments. The aggregate financial impact of a partial or complete liquidation of the cross-border leases is not determinable at this time, but could result in material gains or losses. Further, the earnings from the cross-border energy leases represent a substantial portion of the "Other Non-Regulated" segment's earnings and a partial or complete liquidation of the leases would reduce significantly the earnings of the segment. For additional information concerning these cross-border energy lease investments, see Note (8), "Leasing Activities – Investment in Finance Leases Held in Trust," Note (16), "Commitments and Contingencies – PHI's Cross-Border Energy Lease Investments," and Note (20), "Subsequent Event" to the consolidated financial statements.

Discontinued Operations

In April 2010, the Board of Directors approved a plan for the disposition of PHI's competitive wholesale power generation, marketing and supply business, which had been conducted through Conectiv Energy. On July 1, 2010, PHI completed the sale of Conectiv Energy's wholesale power generation business to Calpine for $1.64 billion. The disposition of Conectiv Energy's remaining assets and businesses not included in the Calpine sale, including its load service supply contracts, energy hedging portfolio and certain tolling agreements, has been completed. The former operations of Conectiv Energy, which previously comprised a separate segment for financial reporting purposes, have been classified as a discontinued operation in PHI's consolidated financial statements, and the business is no longer treated as a separate segment for financial reporting purposes. Accordingly, in this Management's Discussion and Analysis of Financial Condition and Results of Operations, all references to continuing operations exclude the operations of the former Conectiv Energy segment.

Earnings Overview

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

	2012	2011	Change
Power Delivery	$235	$210	$25
Pepco Energy Services	18	24	(6)
Other Non-Regulated	40	35	5
Corporate and Other	(8)	(9)	1
Net Income from Continuing Operations	285	260	25
Discontinued Operations	—	(3)	3
Total PHI Net Income	$285	$257	$28

Net income from continuing operations for the year ended December 31, 2012 was $285 million, or $1.25 per share ($1.24 per share on a diluted basis), compared to $260 million, or $1.15 per share ($1.15 per share on a diluted basis), for the year ended December 31, 2011.

Net loss from discontinued operations for the year ended December 31, 2011 was $3 million, or $0.01 per share.

Discussion of Operating Segment Net Income Variances:

Power Delivery's $25 million increase in earnings was primarily due to the following:

- An increase of $27 million from electric distribution base rate increases (Pepco in the District of Columbia and Maryland, DPL in Maryland and Delaware and ACE in New Jersey) and the DPL gas distribution rate increase in Delaware.
- An increase of $15 million from higher transmission revenue, primarily attributable to higher rates effective June 1, 2012 and June 1, 2011, related to increases in transmission plant investment.
- An increase of $5 million primarily due to the net effect of income tax benefits resulting from changes in estimates and interest related to uncertain and effectively settled income tax positions.
- A decrease of $7 million due to higher interest expense resulting from an increase in outstanding debt.
- A decrease of $7 million associated with Default Electricity Supply margins for Pepco and DPL, primarily due to regulatory approvals by the respective public service commissions in the District of Columbia, Maryland and Delaware in 2011 of adjustments providing for recovery of higher cash working capital, administrative costs and miscellaneous taxes, partially offset by favorable Default Electricity Supply margin adjustments in 2012 related to the under-recognition of allowed revenues on procurement and transmission taxes in Delaware.
- A decrease of $7 million due to higher operation and maintenance expenses, primarily associated with higher customer support service and system support costs and higher employee-related costs in 2012, and a reduction in self-insurance reserves in 2011, partially offset by regulatory approval in 2012 for the establishment of regulatory assets for recovery of 2011 storm restoration costs and regulatory expenses.

Pepco Energy Services' $6 million decrease in earnings was primarily due to lower energy services construction activity, the closure of its oil-fired generation facilities and asset impairment charges in 2012, partially offset by higher gross margins in the retail energy supply business attributable to mark-to-market accounting.

Other Non-Regulated's $5 million increase in earnings was primarily due to an increase of $6 million in gains from early terminations of certain cross-border energy leases ($9 million in 2012, as compared to $3 million in 2011), partially offset by favorable income tax adjustments related to uncertain and effectively settled income tax positions in 2011.

Corporate and Other's $1 million decrease in net loss was primarily due to the write-off of an equity investment in 2011, partially offset by higher interest expense in 2012.

Consolidated Results of Operations – 2012 Compared to 2011

The following results of operations discussion is for the year ended December 31, 2012, compared to the year ended December 31, 2011. All amounts in the tables (except sales and customers) are in millions of dollars.

Continuing Operations

Operating Revenue

A detail of the components of PHI's consolidated operating revenue is as follows:

	2012	2011	Change
Power Delivery	$4,378	$4,650	$(272)
Pepco Energy Services	662	1,269	(607)
Other Non-Regulated	52	48	4
Corporate and Other	(11)	(16)	5
Total Operating Revenue	$5,081	$5,951	$(870)

Power Delivery Business

The following table categorizes Power Delivery's operating revenue by type of revenue.

	2012	2011	Change
Regulated T&D Electric Revenue	$2,006	$1,891	$ 115
Default Electricity Supply Revenue	2,124	2,462	(338)
Other Electric Revenue	65	67	(2)
Total Electric Operating Revenue	4,195	4,420	(225)
Regulated Gas Revenue	151	183	(32)
Other Gas Revenue	32	47	(15)
Total Gas Operating Revenue	183	230	(47)
Total Power Delivery Operating Revenue	$4,378	$4,650	$(272)

Regulated Transmission and Distribution (T&D) Electric Revenue includes revenue from the distribution of electricity, including the distribution of Default Electricity Supply, by PHI's utility subsidiaries to customers within their service territories at regulated rates. Regulated T&D Electric Revenue also includes transmission service revenue that PHI's utility subsidiaries receive as transmission owners from PJM at rates regulated by FERC. Transmission rates are updated annually based on a FERC-approved formula methodology.

Default Electricity Supply Revenue is the revenue received from the supply of electricity by PHI's utility subsidiaries at regulated rates to retail customers who do not elect to purchase electricity from a competitive energy supplier. The costs related to Default Electricity Supply are included in Fuel and Purchased Energy. Default Electricity Supply Revenue also includes revenue that ACE receives, and pays to ACE Funding, to fund the principal and interest payments on Transition Bonds issued by ACE Funding (Transition Bond Charges), and revenue in the form of transmission enhancement credits that PHI utility subsidiaries receive as transmission owners from PJM for approved regional transmission expansion plan costs.

Other Electric Revenue includes work and services performed on behalf of customers, including other utilities, which is generally not subject to price regulation. Work and services include mutual assistance to other utilities, highway relocation, rentals of pole attachments, late payment fees and collection fees.

Regulated Gas Revenue includes the revenue DPL receives from on-system natural gas delivered sales and the transportation of natural gas for customers within its service territory at regulated rates.

Other Gas Revenue consists of DPL's off-system natural gas sales and the short-term release of interstate pipeline transportation and storage capacity not needed to serve customers. Off-system sales are made possible when low demand for natural gas by regulated customers creates excess pipeline capacity.

Regulated T&D Electric

	2012	2011	Change
Regulated T&D Electric Revenue			
Residential	$ 722	$ 683	$ 39
Commercial and industrial	923	884	39
Transmission and other	361	324	37
Total Regulated T&D Electric Revenue	$2,006	$1,891	$ 115

	2012	2011	Change
Regulated T&D Electric Sales (Gigawatt hour (GWh))			
Residential	17,150	17,728	(578)
Commercial and industrial	30,734	31,282	(548)
Transmission and other	258	256	2
Total Regulated T&D Electric Sales	48,142	49,266	(1,124)

	2012	2011	Change
Regulated T&D Electric Customers (in thousands)			
Residential	1,641	1,636	5
Commercial and industrial	198	198	—
Transmission and other	2	2	—
Total Regulated T&D Electric Customers	1,841	1,836	5

The Pepco, DPL and ACE service territories are located within a corridor extending from the District of Columbia to southern New Jersey. These service territories are economically diverse and include key industries that contribute to the regional economic base:

- Commercial activities in the region include banking and other professional services, government, insurance, real estate, shopping malls, casinos, stand alone construction and tourism.
- Industrial activities in the region include chemical, glass, pharmaceutical, steel manufacturing, food processing and oil refining.

Regulated T&D Electric Revenue increased by $115 million primarily due to:

- An increase of $46 million due to distribution rate increases in all jurisdictions (Pepco in the District of Columbia effective October 2012, and in Maryland effective July 2012; DPL in Maryland effective July 2012 and July 2011, and in Delaware effective July 2012; ACE effective November 2012).
- An increase of $35 million in transmission revenue primarily attributable to higher Pepco and DPL rates effective June 1, 2012 and June 1, 2011 related to increases in transmission plant investment and operating expenses.
- An increase of $17 million due to EmPower Maryland (a demand-side management program) rate increases in February 2012 (which is substantially offset by a corresponding increase in Depreciation and Amortization).
- An increase of $15 million primarily due to a Renewable Portfolio Surcharge in Delaware effective June 2012 (which is substantially offset by a corresponding increase in Fuel and Purchased Energy and Depreciation and Amortization).

- An increase of $15 million primarily due to a rate increase in the New Jersey Societal Benefit Charge (related to the New Jersey Societal Benefit Program, a public interest program for low income customers) effective July 2012 (which is offset in Deferred Electric Service Costs).

- An increase of $7 million due to Pepco customer growth in 2012, primarily in the residential class.

The aggregate amount of these increases was partially offset by:

- A decrease of $13 million due to lower pass-through revenue (which is substantially offset by a corresponding decrease in Other Taxes) primarily the result of a decrease in Montgomery County, Maryland utility taxes that are collected by Pepco on behalf of the jurisdiction.

- A decrease of $6 million in Transitional Energy Facility Assessment (TEFA) rate revenue in New Jersey due to a rate decrease effective January 2012 (which is primarily offset by a corresponding decrease in Other Taxes).

Default Electricity Supply

	2012	2011	Change
Default Electricity Supply Revenue			
Residential	$1,467	$1,668	$ (201)
Commercial and industrial	542	642	(100)
Other	115	152	(37)
Total Default Electricity Supply Revenue	$2,124	$2,462	$ (338)

Other Default Electricity Supply Revenue consists primarily of (i) revenue from the resale by ACE in the PJM regional transmission organization (PJM RTO) market of energy and capacity purchased under contracts with unaffiliated NUGs, and (ii) revenue from transmission enhancement credits.

	2012	2011	Change
Default Electricity Supply Sales (GWh)			
Residential	14,245	15,545	(1,300)
Commercial and industrial	5,508	6,168	(660)
Other	55	73	(18)
Total Default Electricity Supply Sales	19,808	21,786	(1,978)

	2012	2011	Change
Default Electricity Supply Customers (in thousands)			
Residential	1,366	1,432	(66)
Commercial and industrial	128	137	(9)
Other	1	—	1
Total Default Electricity Supply Customers	1,495	1,569	(74)

Default Electricity Supply Revenue decreased by $338 million primarily due to:

- A decrease of $140 million due to lower sales, primarily as a result of customer migration to competitive suppliers.

- A net decrease of $100 million as a result of lower Pepco and DPL Default Electricity Supply rates, partially offset by higher ACE rates.

- A decrease of $38 million in wholesale energy and capacity resale revenues primarily due to lower market prices for the resale of electricity and capacity purchased from non-utility generators (NUGs).

- A decrease of $35 million due to lower sales as a result of milder weather during the 2012 winter and spring months, as compared to 2011.

- A net decrease of $26 million due to lower Pepco and ACE non-weather related average residential customer usage, partially offset by higher DPL residential customer usage.

The aggregate amount of these decreases was partially offset by an increase of $5 million due to higher Pepco revenue from transmission enhancement credits.

Regulated Gas

	2012	2011	Change
Regulated Gas Revenue			
Residential	$ 94	$ 113	$ (19)
Commercial and industrial	47	61	(14)
Transportation and other	10	9	1
Total Regulated Gas Revenue	$ 151	$ 183	$ (32)

	2012	2011	Change
Regulated Gas Sales (million cubic feet)			
Residential	6,428	7,346	(918)
Commercial and industrial	3,636	4,442	(806)
Transportation and other	6,751	6,966	(215)
Total Regulated Gas Sales	16,815	18,754	(1,939)

	2012	2011	Change
Regulated Gas Customers (in thousands)			
Residential	115	115	—
Commercial and industrial	10	9	1
Transportation and other	—	—	—
Total Regulated Gas Customers	125	124	1

DPL's natural gas service territory is located in New Castle County, Delaware. Several key industries contribute to the economic base as well as to growth as follows:

- Commercial activities in the region include banking and other professional services, government, insurance, real estate, shopping malls and stand alone construction.

- Industrial activities in the region include chemical and pharmaceutical.

Regulated Gas Revenue decreased by $32 million primarily due to:

- A decrease of $14 million due to lower sales primarily as a result of milder weather during the winter months of 2012 as compared to 2011.

- A decrease of $9 million due to Gas Cost Rate (GCR) decreases effective November 2011 and November 2012.

- A decrease of $5 million due to lower non-weather related average customer usage.

- A decrease of $4 million due to a revenue adjustment recorded in June 2012 for a reduction in the estimate of gas sold but not yet billed to customers (which is offset by a decrease in Fuel and Purchased Energy).

The aggregate amount of these decreases was partially offset by an increase of $1 million due to a distribution rate increase effective July 2011.

Other Gas Revenue

Other Gas Revenue decreased by $15 million primarily due to lower average prices and lower volumes for off-system sales to electric generators and gas marketers.

Pepco Energy Services

Pepco Energy Services' operating revenue decreased by $607 million primarily due to:

- A decrease of $534 million due to lower retail supply sales volume primarily attributable to the ongoing wind-down of the retail energy supply business.
- A decrease of $55 million due to lower generation and capacity revenues attributable to the retirement of the remaining generation facilities in the second quarter of 2012.
- A decrease of $18 million due to decreased energy services construction activities.

Operating Expenses

Fuel and Purchased Energy and Other Services Cost of Sales

A detail of PHI's consolidated Fuel and Purchased Energy and Other Services Cost of Sales is as follows:

	2012	2011	Change
Power Delivery	$2,109	$2,490	$ (381)
Pepco Energy Services	539	1,137	(598)
Corporate and Other	(2)	(2)	—
Total	$2,646	$3,625	$ (979)

Power Delivery Business

Power Delivery's Fuel and Purchased Energy consists of the cost of electricity and natural gas purchased by its utility subsidiaries to fulfill their respective Default Electricity Supply and Regulated Gas obligations and, as such, is recoverable from customers in accordance with the terms of public service commission orders. It also includes the cost of natural gas purchased for off-system sales. Fuel and Purchased Energy expense decreased by $381 million primarily due to:

- A decrease of $158 million due to lower average electricity costs under Default Electricity Supply contracts.
- A decrease of $142 million primarily due to customer migration to competitive suppliers.
- A decrease of $29 million due to lower electricity sales primarily as a result of milder weather during the winter and spring months of 2012, as compared to the corresponding periods in 2011.
- A decrease of $21 million in the cost of gas purchases for on-system sales as a result of lower average gas prices and lower volumes purchased.
- A decrease of $18 million in deferred electricity expense primarily due to lower Pepco and DPL Default Electricity Supply revenue rates, which resulted in a lower rate of recovery of Default Electricity Supply costs.
- A decrease of $12 million in the cost of gas purchases for off-system sales as a result of lower average gas prices and lower volumes purchased.
- A decrease of $11 million from the settlement of financial hedges entered into as part of DPL's hedge program for the purchase of regulated natural gas.
- A decrease of $4 million in the cost of gas purchases for on-system sales as a result of an adjustment recorded in June 2012 for a reduction in the estimate of gas sold but not yet billed to customers (which is offset by a decrease in Regulated Gas Revenue).

The aggregate amount of these decreases was partially offset by:

- An increase of $6 million in deferred gas expense as a result of higher rate of recovery of natural gas supply costs due to lower average gas prices.

- An increase of $6 million in costs to purchase Renewable Energy Credits in Delaware (which is offset by a corresponding increase in Regulated T&D Electric Revenue).

Pepco Energy Services

Pepco Energy Services' Fuel and Purchased Energy and Other Services Cost of Sales decreased by $598 million primarily due to:

- A decrease of $379 million due to lower volumes of electricity purchased to serve decreased retail electricity sales volumes as a result of the ongoing wind-down of the retail energy supply business.
- A decrease of $189 million due to lower volumes of gas purchased to serve decreased retail gas sales volumes as a result of the ongoing wind-down of the retail energy supply business.
- A decrease of $29 million due to lower purchases of capacity and lower fuel usage, both attributable to the retirement of the remaining generation facilities in the second quarter of 2012.
- A decrease of $2 million due to lower energy services construction activity partially offset by costs associated with increased high voltage construction activity and existing energy services contracts.

Other Operation and Maintenance

A detail of PHI's Other Operation and Maintenance expense is as follows:

	2012	2011	Change
Power Delivery	$ 901	$ 884	$ 17
Pepco Energy Services	68	81	(13)
Other Non-Regulated	2	6	(4)
Corporate and Other	(60)	(57)	(3)
Total	$ 911	$ 914	$ (3)

Power Delivery Business

Other Operation and Maintenance expense for Power Delivery increased by $17 million primarily due to:

- An increase of $16 million in employee-related costs, primarily pension and other employee benefits.
- An increase of $10 million resulting from a decrease in deferred cost adjustments associated with DPL Default Electricity Supply. The deferred cost adjustments were primarily due to the under-recognition of allowed returns on working capital and administrative costs in 2011, partially offset by favorable adjustments in 2012 related to allowed returns on net uncollectible expense and recovery of regulatory taxes.
- An increase of $8 million in customer support service and system support costs.
- An increase of $5 million in New Jersey Societal Benefit Program costs that are deferred and recoverable.
- An increase of $4 million in expenses related to regulatory filings.
- An increase of $4 million in self-insurance reserves for general and auto liability claims.

The aggregate amount of these increases was partially offset by:

- A decrease of $15 million primarily due to a decrease in total incremental storm restoration costs for major storm events as described in the following table:

	2012	2011	Change
Costs associated with severe winter storm (January 2011)	$ —	$ 10	$ (10)
Regulatory asset established for future recovery of January 2011 winter storm costs	(9)	—	(9)
Costs associated with derecho storm (June 2012)	38	—	38
Regulatory asset established for future recovery of derecho storm costs	(34)	—	(34)
Costs associated with Hurricane Sandy (October 2012)	28	—	28
Regulatory asset established for future recovery of Hurricane Sandy costs	(22)	—	(22)
Costs associated with Hurricane Irene (August 2011)	—	28	(28)
Regulatory asset established for future recovery of Hurricane Irene costs	—	(22)	22
Total incremental major storm restoration costs	$ 1	$ 16	$ (15)

- In January 2011, Pepco incurred incremental storm restoration costs of $10 million associated with a severe winter storm, all of which were expensed in 2011. In July 2012, the MPSC issued an order allowing for the deferral and recovery of $9 million of such costs over a five-year period.

- During 2012, Pepco, DPL and ACE incurred incremental storm restoration costs of $38 million associated with the June 2012 derecho which resulted in widespread damage to the electric distribution system in each of their service territories. PHI's utility subsidiaries deferred $34 million of these costs as regulatory assets to reflect the probable recovery of these storm restoration costs in Maryland and New Jersey, and will be pursuing recovery of these incremental storm restoration costs in their respective jurisdictions in their electric distribution base rate cases. The remaining costs of $4 million primarily relate to repair work completed in Delaware and the District of Columbia which are not currently deferrable in those jurisdictions.

- In the fourth quarter of 2012, Pepco, DPL and ACE incurred incremental storm restoration costs of $28 million associated with Hurricane Sandy which resulted in widespread damage to the electric distribution system in each of their service territories. PHI's utility subsidiaries deferred $22 million of these costs as regulatory assets to reflect the probable recovery of these storm restoration costs in Maryland and New Jersey, and will be pursuing recovery of these incremental storm restoration costs in their respective jurisdictions in their electric distribution base rate cases. The remaining costs of $6 million primarily relate to repair work completed in Delaware and the District of Columbia which are not currently deferrable in those jurisdictions.

- During 2011, Pepco, DPL and ACE incurred incremental storm restoration costs of $28 million associated with Hurricane Irene which resulted in widespread damage to the electric distribution system in each of their service territories. PHI's utility subsidiaries deferred $22 million of these costs as regulatory assets to reflect the probable recovery of these storm restoration costs in Maryland and New Jersey. The MPSC approved the recovery of these costs in Maryland for both Pepco and DPL in its July

2012 rate orders over a five-year period. ACE's stipulation of settlement approved by the NJBPU in October 2012 provides for recovery of these costs in New Jersey over a three-year period. The remaining costs of $6 million relate to repair work completed in Delaware and the District of Columbia which are not currently deferrable in those jurisdictions.

- A decrease of $8 million in bad debt expenses.
- A decrease of $4 million associated with lower preventative maintenance and tree trimming costs due to accelerated efforts made in 2011 to improve reliability.
- A decrease of $3 million due to the deferral of distribution rate case costs previously charged to Other Operation and Maintenance expense. These deferrals were recorded in accordance with the MPSC rate order issued in July 2012 and the DCPSC rate order issued in September 2012, each allowing for the recovery of these costs.

Pepco Energy Services

Other Operation and Maintenance expense for Pepco Energy Services decreased by $13 million primarily due to the closing of the oil-fired generation facilities in the second quarter of 2012 and the wind-down of the retail energy supply business.

Depreciation and Amortization

Depreciation and Amortization expense increased by $28 million to $454 million in 2012 from $426 million in 2011 primarily due to:

- An increase of $22 million in amortization of regulatory assets primarily due to EmPower Maryland surcharge rate increases effective February 2012 and expanding Demand Side Management Programs (which are substantially offset by corresponding increases in Regulated T&D Electric Revenue).
- An increase of $11 million in amortization of AMI projects.
- An increase of $5 million due to utility plant additions, partially offset by lower depreciation rates.
- An increase of $4 million in the Delaware Renewable Energy Portfolio Standards deferral associated with the over-recovery of renewable energy procurement costs (which is offset by a corresponding increase in Regulated T&D Electric Revenue).

The aggregate amount of these increases was partially offset by:

- A decrease of $12 million in amortization of stranded costs primarily as the result of lower revenue due to rate decreases effective October 2011 for the ACE Transition Bond Charge and Market Transition Charge Tax (revenue ACE receives and pays to ACE Funding to recover income taxes associated with Transition Bond Charge revenue) (partially offset in Default Electricity Supply Revenue).
- A decrease of $4 million primarily due to the deactivation of Pepco Energy Services generating facilities in May 2012.

The MPSC reduced the depreciation rates for Pepco and DPL in their most recent electric distribution base rate cases, which is expected to lower annual Depreciation and Amortization expense for PHI by approximately $31 million effective July 20, 2012.

Other Taxes

Other Taxes decreased by $19 million to $432 million in 2012 from $451 million in 2011. The decrease was primarily due to:

- A decrease of $10 million, primarily due to a decrease in utility taxes that are collected and passed through by Power Delivery (substantially offset by a corresponding decrease in Regulated T&D Electric Revenue).
- A decrease of $5 million in TEFA tax collections due to a rate decrease effective January 2012 (partially offset by a corresponding decrease in Regulated T&D Electric Revenue).

Gains on Early Terminations of Finance Leases Held in Trust

PHI's operating expenses include a $39 million pre-tax gain for each of the years ended December 31, 2012 and 2011, associated with the early termination of several leases included in its cross-border energy lease portfolio. The after-tax gains were $9 million and $3 million for the years ended December 31, 2012 and 2011, respectively.

Deferred Electric Service Costs

Deferred Electric Service Costs, which relate only to ACE, represent (i) the over or under recovery of electricity costs incurred by ACE to fulfill its Default Electricity Supply obligation and (ii) the over or under recovery of New Jersey Societal Benefit Program costs incurred by ACE. The cost of electricity purchased is reported under Fuel and Purchased Energy and the corresponding revenue is reported under Default Electricity Supply Revenue. The cost of New Jersey Societal Benefit Programs is reported under Other Operation and Maintenance and the corresponding revenue is reported under Regulated T&D Electric Revenue.

Deferred Electric Service Costs increased by $58 million, to an expense reduction of $5 million in 2012 as compared to an expense reduction of $63 million in 2011, primarily due to an increase in deferred electricity expense as a result of higher Default Electricity Supply revenue rates, partially offset by higher electricity supply costs.

Impairment Losses

PHI's operating expenses for the year ended December 31, 2012, included impairment losses of $12 million ($7 million after-tax) at Pepco Energy Services associated with the combustion turbines at Buzzard Point and certain landfill gas-fired electric generation facilities.

Other Income (Expenses)

Other Expenses (which are net of Other Income) increased by $1 million to a net expense of $229 million in 2012 from a net expense of $228 million in 2011. The increase reflects an $11 million increase in interest expense primarily associated with higher long-term debt and lower capitalized interest. The increase was mostly offset by an increase of $10 million in other income primarily from losses and impairments on equity investments in 2011 that did not occur in 2012.

Income Tax Expense

PHI's income tax expense increased by $7 million to $156 million in 2012 from $149 million in 2011.

PHI's consolidated effective income tax rates for the years ended December 31, 2012 and 2011 were 35.4% and 36.4%, respectively.

The effective income tax rate for the year ended December 31, 2012 reflects charges related to the recognition of the tax consequences associated with the early termination of cross-border energy leases in the third quarter of 2012 of $16 million as discussed in Note (8), "Leasing Activities," to the consolidated financial statements.

In addition, the effective income tax rate for the year ended December 31, 2012 includes income tax benefits of $10 million related to uncertain and effectively settled tax positions, primarily due to the effective settlement with the IRS in the first quarter of 2012 with respect to the methodology used historically to calculate deductible mixed service costs and the expiration of the statute of limitations associated with an uncertain tax position in Pepco. During the year ended December 31, 2011, PHI recorded tax benefits of $17 million related to uncertain and effectively settled tax positions, primarily resulting from the settlement with the IRS on interest due on its 1996 through 2002 tax years.

The rate for the year ended December 31, 2012 also reflects an increase in deductible asset removal costs for Pepco in 2012 related to a higher level of asset retirements.

Consolidated Results of Operations – 2011 Compared to 2010

The following results of operations discussion compares the year ended December 31, 2011, to the year ended December 31, 2010. All amounts in the tables (except sales and customers) are in millions of dollars.

Continuing Operations

Operating Revenue

A detail of the components of PHI's consolidated operating revenue is as follows:

	2011	2010	Change
Power Delivery	$4,650	$5,114	$ (464)
Pepco Energy Services	1,269	1,884	(615)
Other Non-Regulated	48	54	(6)
Corporate and Other	(16)	(12)	(4)
Total Operating Revenue	$5,951	$7,040	$(1,089)

Power Delivery Business

The following table categorizes Power Delivery's operating revenue by type of revenue.

	2011	2010	Change
Regulated T&D Electric Revenue	$1,891	$1,858	$ 33
Default Electricity Supply Revenue	2,462	2,951	(489)
Other Electric Revenue	67	68	(1)
Total Electric Operating Revenue	4,420	4,877	(457)
Regulated Gas Revenue	183	191	(8)
Other Gas Revenue	47	46	1
Total Gas Operating Revenue	230	237	(7)
Total Power Delivery Operating Revenue	$4,650	$5,114	$ (464)

Regulated T&D Electric Revenue includes revenue from the distribution of electricity, including the distribution of Default Electricity Supply, by PHI's utility subsidiaries to customers within their service territories at regulated rates. Regulated T&D Electric Revenue also includes transmission service revenue that PHI's utility subsidiaries receive as transmission owners from PJM at rates regulated by FERC. Transmission rates are updated annually based on a FERC-approved formula methodology.

Default Electricity Supply Revenue is the revenue received from the supply of electricity by PHI's utility subsidiaries at regulated rates to retail customers who do not elect to purchase electricity from a competitive energy supplier. The costs related to Default Electricity Supply are included in Fuel and Purchased Energy. Default Electricity Supply Revenue also includes revenue from Transition Bond Charges that ACE receives, and pays to ACE Funding, to fund the principal and interest payments on Transition Bonds issued by ACE Funding, and revenue in the form of transmission enhancement credits that PHI utility subsidiaries receive as transmission owners from PJM for approved regional transmission expansion plan costs.

Other Electric Revenue includes work and services performed on behalf of customers, including other utilities, which is generally not subject to price regulation. Work and services include mutual assistance to other utilities, highway relocation, rentals of pole attachments, late payment fees and collection fees.

Regulated Gas Revenue includes the revenue DPL receives from on-system natural gas delivered sales and the transportation of natural gas for customers within its service territory at regulated rates.

Other Gas Revenue consists of DPL's off-system natural gas sales and the short-term release of interstate pipeline transportation and storage capacity not needed to serve customers. Off-system sales are made possible when low demand for natural gas by regulated customers creates excess pipeline capacity.

Regulated T&D Electric

	2011	2010	Change
Regulated T&D Electric Revenue			
Residential	$ 683	$ 683	$ —
Commercial and industrial	884	883	1
Transmission and other	324	292	32
Total Regulated T&D Electric Revenue	$1,891	$1,858	$ 33

	2011	2010	Change
Regulated T&D Electric Sales (GWh)			
Residential	17,728	18,398	(670)
Commercial and industrial	31,282	32,045	(763)
Transmission and other	256	260	(4)
Total Regulated T&D Electric Sales	49,266	50,703	(1,437)

	2011	2010	Change
Regulated T&D Electric Customers (in thousands)			
Residential	1,636	1,635	1
Commercial and industrial	198	198	—
Transmission and other	2	2	—
Total Regulated T&D Electric Customers	1,836	1,835	1

The Pepco, DPL and ACE service territories are located within a corridor extending from the District of Columbia to southern New Jersey. These service territories are economically diverse and include key industries that contribute to the regional economic base.

- Commercial activity in the region includes banking and other professional services, government, insurance, real estate, shopping malls, casinos, stand alone construction and tourism.
- Industrial activity in the region includes chemical, glass, pharmaceutical, steel manufacturing, food processing and oil refining.

Regulated T&D Electric Revenue increased by $33 million primarily due to:

- An increase of $32 million due to distribution rate increases (Pepco in the District of Columbia effective March 2010 and July 2010, and in Maryland effective July 2010; DPL in Maryland effective July 2011, and in Delaware effective February 2011; and ACE in New Jersey effective June 2010).
- An increase of $32 million in transmission revenue primarily attributable to higher rates effective June 1, 2010 and June 1, 2011 related to increases in transmission plant investment.
- An increase of $11 million due to higher pass-through revenue (which is substantially offset by a corresponding increase in Other Taxes) primarily the result of rate increases in Montgomery County, Maryland utility taxes that are collected by Pepco on behalf of the county.
- An increase of $7 million primarily due to Pepco customer growth in 2011, primarily in the residential class.
- An increase of $2 million due to the implementation of the EmPower Maryland surcharge in March 2010 (which is substantially offset by a corresponding increase in Depreciation and Amortization).

The aggregate amount of these increases was partially offset by:

- A decrease of $30 million due to an ACE New Jersey Societal Benefit Charge rate decrease that became effective in January 2011 (which is offset in Deferred Electric Service Costs).
- A decrease of $11 million due to lower sales as a result of cooler weather during the spring and summer months of 2011, and warmer weather during the fall months of 2011, as compared to the corresponding periods in 2010.
- A decrease of $10 million due to lower non-weather related average customer usage.

Default Electricity Supply

	2011	2010	Change
Default Electricity Supply Revenue			
Residential	$1,668	$2,022	$(354)
Commercial and industrial	642	733	(91)
Other	152	196	(44)
Total Default Electricity Supply Revenue	$2,462	$2,951	$(489)

Other Default Electricity Supply Revenue consists primarily of (i) revenue from the resale by ACE in the PJM RTO market of energy and capacity purchased under contracts with unaffiliated NUGs, and (ii) revenue from transmission enhancement credits.

	2011	2010	Change
Default Electricity Supply Sales (GWh)			
Residential	15,545	17,385	(1,840)
Commercial and industrial	6,168	7,034	(866)
Other	73	93	(20)
Total Default Electricity Supply Sales	21,786	24,512	(2,726)

	2011	2010	Change
Default Electricity Supply Customers (in thousands)			
Residential	1,432	1,525	(93)
Commercial and industrial	137	148	(11)
Other	—	1	(1)
Total Default Electricity Supply Customers	1,569	1,674	(105)

Default Electricity Supply Revenue decreased by $489 million primarily due to:

- A decrease of $200 million due to lower sales, primarily as a result of customer migration to competitive suppliers.
- A net decrease of $153 million as a result of lower Pepco and DPL Default Electricity Supply rates, partially offset by higher ACE rates.
- A decrease of $94 million due to lower sales as a result of cooler weather during the spring and summer months of 2011, and warmer weather during the fall months of 2011, as compared to the corresponding periods in 2010.
- A decrease of $40 million in wholesale energy and capacity resale revenues primarily due to the sale of lower volumes of electricity and capacity purchased from NUGs.
- A decrease of $3 million due to a decrease in revenue from Transmission Enhancement Credits.

The aggregate amount of these decreases was partially offset by:

- An increase of $3 million resulting from an approval by the DCPSC of an increase in Pepco's cost recovery rate for providing Default Electricity Supply in the District of Columbia to provide for recovery of higher cash working capital costs incurred in prior periods. The higher cash working capital costs were incurred when the billing cycle for providers of Default Electricity Supply was shortened from a monthly to a weekly period, effective in June 2009.

Total Default Electricity Supply Revenue for the 2011 period includes a decrease of $8 million in unbilled revenue attributable to ACE's BGS ($5 million decrease in net income), primarily due to lower customer usage and lower Default Electricity Supply rates during the unbilled revenue period at the end of 2011 as compared to the corresponding period in 2010. Under the BGS terms approved by the NJBPU, ACE's BGS unbilled revenue is not included in the deferral calculation until it is billed to customers, and therefore has an impact on the results of operations in the period during which it is accrued.

Regulated Gas

	2011	2010	Change
Regulated Gas Revenue			
Residential	$ 113	$ 118	$ (5)
Commercial and industrial	61	65	(4)
Transportation and other	9	8	1
Total Regulated Gas Revenue	$ 183	$ 191	$ (8)

	2011	2010	Change
Regulated Gas Sales (million cubic feet)			
Residential	7,268	7,879	(611)
Commercial and industrial	4,397	4,770	(373)
Transportation and other	6,966	6,687	279
Total Regulated Gas Sales	18,631	19,336	(705)

	2011	2010	Change
Regulated Gas Customers (in thousands)			
Residential	115	114	1
Commercial and industrial	9	9	—
Transportation and other	—	—	—
Total Regulated Gas Customers	124	123	1

DPL's natural gas service territory is located in New Castle County, Delaware. Several key industries contribute to the economic base as well as to growth as follows:

- Commercial activities in the region include banking and other professional services, government, insurance, real estate, shopping malls, stand alone construction and tourism.
- Industrial activities in the region include chemical and pharmaceutical.

Regulated Gas Revenue decreased by $8 million primarily due to:

- A decrease of $17 million due to lower non-weather related average customer usage.

The decrease was partially offset by:

- An increase of $6 million due to higher sales primarily as a result of colder weather during the winter of 2011 as compared to the winter of 2010.

- An increase of $2 million due to a distribution rate increase effective February 2011.
- An increase of $2 million due to customer growth in 2011.

Pepco Energy Services

Pepco Energy Services' operating revenue decreased $615 million primarily due to:

- A decrease of $642 million due to lower retail supply sales volume primarily attributable to the ongoing wind-down of the retail energy supply business.
- A decrease of $33 million due to lower generation and capacity revenues at the generating facilities.

The aggregate amount of these decreases was partially offset by:

- An increase of $61 million due to increased energy services activities.

Operating Expenses

Fuel and Purchased Energy and Other Services Cost of Sales

A detail of PHI's consolidated Fuel and Purchased Energy and Other Services Cost of Sales is as follows:

	2011	2010	Change
Power Delivery	$2,490	$3,086	$ (596)
Pepco Energy Services	1,137	1,692	(555)
Corporate and Other	(2)	(6)	4
Total	$3,625	$4,772	$(1,147)

Power Delivery Business

Power Delivery's Fuel and Purchased Energy consists of the cost of electricity and natural gas purchased by its utility subsidiaries to fulfill their respective Default Electricity Supply and Regulated Gas obligations and, as such, is recoverable from customers in accordance with the terms of public service commission orders. It also includes the cost of natural gas purchased for off-system sales. Fuel and Purchased Energy expense decreased by $596 million primarily due to:

- A decrease of $300 million due to lower average electricity costs under Default Electricity Supply contracts.
- A decrease of $221 million primarily due to customer migration to competitive suppliers.
- A decrease of $83 million due to lower electricity sales primarily as a result of cooler weather during the spring and summer months of 2011, and warmer weather during the fall months of 2011, as compared to the corresponding periods in 2010.
- A decrease of $16 million in the cost of gas purchases for on-system sales as a result of lower average gas prices, lower volumes purchased and lower withdrawals from storage.
- A decrease of $11 million from the settlement of financial hedges entered into as part of DPL's hedge program for the purchase of regulated natural gas.

The aggregate amount of these decreases was partially offset by:

- An increase of $18 million in deferred electricity expense primarily due to lower Default Electricity Supply rates, which resulted in a higher rate of recovery of Default Electricity Supply costs.
- An increase of $18 million in deferred natural gas expense as a result of a higher rate of recovery of natural gas supply costs.

Pepco Energy Services

Pepco Energy Services' Fuel and Purchased Energy and Other Services Cost of Sales decreased $555 million primarily due to:

- A decrease of $591 million due to lower volumes of electricity and gas purchased to serve decreased retail supply sales volume as a result of the ongoing wind-down of the retail energy supply business.
- A decrease of $10 million due to lower fuel usage associated with the generating facilities.

The aggregate amount of these decreases was partially offset by:

- An increase of $46 million due to increased energy services activities.

Other Operation and Maintenance

A detail of PHI's Other Operation and Maintenance expense is as follows:

	2011	2010	Change
Power Delivery	$ 884	$ 809	$ 75
Pepco Energy Services	81	95	(14)
Other Non-Regulated	6	4	2
Corporate and Other	(57)	(24)	(33)
Total	$ 914	$ 884	$ 30

Other Operation and Maintenance expense for Power Delivery increased by $75 million primarily due to:

- An increase of $38 million associated with higher tree trimming and preventative maintenance costs.
- An increase of $9 million in employee-related costs, primarily benefit expenses.
- An increase of $8 million primarily due to an increase in total incremental storm restoration costs for major storm events as described in the following table:

	2011	2010	Change
Costs associated with Hurricane Irene (August 2011)	$ 28	$ —	$ 28
Regulatory asset established for future recovery of Hurricane Irene costs	(22)	—	(22)
Costs associated with severe winter storm (January 2011)	10	—	10
Costs associated with severe winter storm (February 2010)	—	13	(13)
Regulatory asset established for future recovery of 2010 severe winter storm costs	—	(5)	5
Total incremental major storm restoration costs	$ 16	$ 8	$ 8

- During 2011, Pepco, DPL and ACE incurred incremental storm restoration costs of $28 million associated with Hurricane Irene which also resulted in widespread damage to the electric distribution system in each of their service territories. PHI's utility subsidiaries deferred $22 million of these costs as regulatory assets to reflect the probable recovery of these storm restoration costs in Maryland and New Jersey. The MPSC approved the recovery of these costs in Maryland for both Pepco and DPL in its July 2012 rate orders. ACE's stipulation of settlement approved by the NJBPU in October 2012 provides for recovery of these costs in New Jersey. The remaining costs of $6 million relate to repair work completed in Delaware and the District of Columbia which are not currently deferrable in those jurisdictions.

- In January 2011, Pepco incurred incremental storm restoration costs of $10 million associated with a severe winter storm, all of which were expensed in 2011. In July 2012, the MPSC issued an order allowing for the deferral and recovery of $9 million of such costs.
- In February 2010, Pepco, DPL and ACE incurred incremental storm restoration costs of $13 million associated with a severe winter storm, all of which were expensed in 2010. In August 2010, the MPSC issued an order allowing for the deferral and recovery of $5 million of such costs for Pepco.

- ➢ An increase of $8 million primarily due to higher 2011 DCPSC rate case costs and reliability audit expenses and due to 2010 Pepco adjustments for the deferral of distribution rate case costs of $4 million that previously were charged to other operation and maintenance expense. The adjustments were recorded in accordance with a MPSC rate order issued in August 2010 and a DCPSC rate order issued in February 2010, allowing for the recovery of the costs.
- ➢ An increase of $8 million primarily due to Pepco's emergency restoration improvement project and reliability improvement costs.
- ➢ An increase of $8 million in customer support service and system support costs.
- ➢ An increase of $6 million in communication costs.
- ➢ An increase of $5 million in corporate cost allocations, primarily due to higher contractor and outside legal counsel fees.
- ➢ An increase of $5 million related to New Jersey Societal Benefit Program costs that are deferred and recoverable.
- ➢ An increase of $3 million in costs related to customer requested and mutual assistance work (primarily offset in other Electric T&D Revenue).

The aggregate amount of these increases was partially offset by:

- ➢ A decrease of $17 million resulting from adjustments recorded by PHI in 2011 associated with the accounting for DPL and Pepco Default Electricity Supply. These adjustments were primarily due to the under-recognition of allowed returns on working capital, uncollectible accounts, late fees and administrative costs.
- ➢ A decrease of $15 million in environmental remediation costs.

Restructuring Charge

As a result of PHI's organizational review in the second quarter of 2010, PHI's operating expenses include a pre-tax restructuring charge of $30 million for the year ended December 31, 2010, related to severance and health and welfare benefits to be provided to terminated employees.

Depreciation and Amortization

Depreciation and Amortization expense increased by $33 million to $426 million in 2011 from $393 million in 2010 primarily due to:

- ➢ An increase of $16 million in amortization of stranded costs as the result of higher revenue due to rate increases effective October 2010 for the ACE Transition Bond Charge and Market Transition Charge Tax (partially offset in Default Electricity Supply Revenue).
- ➢ An increase of $14 million due to utility plant additions.
- ➢ An increase of $4 million in amortization of regulatory assets primarily associated with the EmPower Maryland surcharge that became effective in March 2010 (which is substantially offset by a corresponding increase in Regulated T&D Electric Revenue).
- ➢ An increase of $1 million in amortization of software upgrades to Pepco's Energy Management System.

The aggregate amount of these increases was partially offset by:

- A decrease of $3 million primarily due to the higher 2010 recognition of asset retirement obligations associated with Pepco Energy Services generating facilities scheduled for deactivation in May 2012.

Other Taxes

Other Taxes increased by $17 million to $451 million in 2011 from $434 million in 2010. The increase was primarily due to:

- An increase of $16 million primarily due to rate increases in the Montgomery County, Maryland utility taxes that are collected and passed through by Pepco (substantially offset by a corresponding increase in Regulated T&D Electric Revenue).
- An increase of $5 million due to an adjustment in the third quarter of 2010 to correct certain errors related to other taxes.

The aggregate amount of these increases was partially offset by:

- A decrease of $5 million in the Energy Assistance Trust Fund surcharge primarily due to rate decreases effective October 2010 (substantially offset by a corresponding decrease in Regulated T&D Electric Revenue).

Gains on Early Terminations of Finance Leases Held in Trust

PHI's operating expenses include a $39 million pre-tax gain for the year ended December 31, 2011 associated with the early termination of several lease investments included in its cross-border energy lease portfolio.

Deferred Electric Service Costs

Deferred Electric Service Costs, which relate only to ACE, represent (i) the over or under recovery of electricity costs incurred by ACE to fulfill its Default Electricity Supply obligation and (ii) the over or under recovery of New Jersey Societal Benefit Program costs incurred by ACE. The cost of electricity purchased is reported under Fuel and Purchased Energy and the corresponding revenue is reported under Default Electricity Supply Revenue. The cost of New Jersey Societal Benefit Programs is reported under Other Operation and Maintenance and the corresponding revenue is reported under Regulated T&D Electric Revenue.

Deferred Electric Service Costs increased by $45 million, to an expense reduction of $63 million in 2011 as compared to an expense reduction of $108 million in 2010, primarily due to higher Default Electricity Supply Revenue rates and lower electricity supply costs.

Effects of Pepco Divestiture-Related Claims

The DCPSC on May 18, 2010 issued an order addressing all of the outstanding issues relating to Pepco's obligation to share with its District of Columbia customers the net proceeds realized by Pepco from the sale of its generation-related assets in 2000. This order disallowed certain items that Pepco had included in the costs it deducted in calculating the net proceeds of the sale. The disallowance of these costs, together with interest, increased the aggregate amount Pepco is required to distribute to customers by approximately $11 million. PHI recognized a pre-tax expense of $11 million for the year ended December 31, 2010.

Other Income (Expenses)

Other Expenses (which are net of Other Income) decreased by $246 million primarily due to the loss on extinguishment of debt that was recorded in 2010 and lower interest expense in 2011 resulting from the reduction in outstanding long-term debt in 2010 with the proceeds from the Conectiv Energy sale.

Loss on Extinguishment of Debt

In 2010, PHI purchased or redeemed senior notes in the aggregate principal amount of $1,194 million. In connection with these transactions, PHI recorded a pre-tax loss on extinguishment of debt of $189 million in 2010, $174 million of which was attributable to the retirement of the debt and $15 million of which related to the acceleration of losses on treasury rate lock transactions associated with the retired debt. For a further discussion of these transactions, see Note (11), "Debt," to the consolidated financial statements.

Income Tax Expense

PHI's consolidated effective tax rates from continuing operations for the years ended December 31, 2011 and 2010 were 36.4% and 7.3%, respectively. The increase in the effective tax rate was primarily due to the recognition of certain tax benefits in 2010 that did not recur in 2011 and PHI's early termination of its interest in certain cross-border energy leases in 2011.

In 2010, certain PHI subsidiaries were restructured which subjected PHI to state income taxes in new jurisdictions and resulted in current state tax benefits that were recorded in 2010 and did not recur in 2011. Specifically, on April 1, 2010, as part of an ongoing effort to simplify PHI's organizational structure, certain of PHI's subsidiaries were converted from corporations to single member limited liability companies. In addition to increased organizational flexibility and reduced administrative costs, converting these entities to limited liability companies allows PHI to include income or losses in the former corporations in a single state income tax return, thus increasing the utilization of state income tax attributes. As a result of inclusions of income or losses in a single state return as discussed above, PHI recorded an $8 million benefit by reversing a valuation allowance on certain state net operating losses and an additional benefit of $6 million resulting from changes to certain state deferred tax benefits.

In addition, in November 2010, PHI reached final settlement with the IRS with respect to its federal tax returns for the years 1996 to 2002 for all issues except its cross-border energy lease investments. In connection with the settlement, PHI reallocated certain amounts on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. In light of the settlement and reallocations, PHI has recalculated the estimated interest due for the tax years 1996 to 2002. The revised estimate resulted in the reversal of $15 million (after-tax) of estimated interest due to the IRS which was recorded as an income tax benefit in the fourth quarter of 2010.

In 2011, a $17 million (after-tax) income tax benefit was recorded in the first quarter when PHI reached a settlement with the IRS related to the calculation of interest due as a result of the November 2010 audit settlement. This benefit was more than offset during the second quarter of 2011, when PHI terminated early its interest in certain cross-border energy leases prior to the end of their stated term. As a result, PHI recognized a $22 million charge related to the tax consequences associated with the early terminations.

Discontinued Operations

For the year ended December 31, 2011, the $3 million loss from discontinued operations, net of income taxes, consists of an after-tax loss from operations of $1 million and after-tax net loss of $2 million from dispositions of assets and businesses.

Capital Resources and Liquidity

This section discusses PHI's working capital, cash flow activity, capital requirements and other uses and sources of capital.

Working Capital

At December 31, 2012, PHI's current assets on a consolidated basis totaled $1.2 billion and its consolidated current liabilities totaled $2.5 billion, resulting in a working capital deficit of $1.3 billion. PHI expects the working capital deficit at December 31, 2012 to be funded during 2013 in part through cash flows from operations, from the February 2013 settlement of the equity forward transaction discussed below and from the issuance of long-term debt. At December 31, 2011, PHI's current assets on a consolidated basis totaled $1.4 billion and its current liabilities totaled $1.9 billion, for a working capital deficit of $422 million. The increase of $856 million in the working capital deficit from December 31, 2011 to December 31, 2012 was primarily due to an increase in long-term debt that will mature within one year and an increase in short-term debt for PHI, Pepco and ACE to temporarily support higher spending by the utilities on infrastructure investments and reliability initiatives.

At December 31, 2012, PHI's consolidated cash and cash equivalents totaled $25 million, which consisted of cash and uncollected funds but excludes current Restricted Cash Equivalents (cash that is available to be used only for designated purposes) that totaled $10 million. At December 31, 2011, PHI's consolidated cash and cash equivalents totaled $109 million, of which $87 million was invested in money market funds, and the balance was held as cash and uncollected funds. At December 31, 2011, PHI's current Restricted Cash Equivalents totaled $11 million.

A detail of PHI's short-term debt balance and current portion of long-term debt and project funding balance was as follows:

	As of December 31, 2012 (millions of dollars)						
Type	PHI Parent	Pepco	DPL	ACE	ACE Funding	Pepco Energy Services	PHI Consolidated
Variable Rate Demand Bonds	$ —	$ —	$105	$ 23	$ —	$ —	$ 128
Commercial Paper	264	231	32	110	—	—	637
Term Loan Agreement	200	—	—	—	—	—	200
Total Short-Term Debt	$ 464	$231	$137	$133	$ —	$ —	$ 965
Current Portion of Long-Term Debt and Project Funding	$ —	$200	$250	$ 69	$ 39	$ 11	$ 569

	As of December 31, 2011 (millions of dollars)						
Type	PHI Parent	Pepco	DPL	ACE	ACE Funding	Pepco Energy Services	PHI Consolidated
Variable Rate Demand Bonds	$ —	$ —	$105	$ 23	$ —	$ 18	$ 146
Commercial Paper	465	74	47	—	—	—	586
Total Short-Term Debt	$ 465	$ 74	$152	$ 23	$ —	$ 18	$ 732
Current Portion of Long-Term Debt and Project Funding	$ —	$ —	$ 66	$ —	$ 37	$ 9	$ 112

Commercial Paper

PHI, Pepco, DPL and ACE maintain commercial paper programs to address short-term liquidity needs. As of December 31, 2012, the maximum capacity available under these programs was $875 million, $500 million, $500 million and $250 million, respectively, subject to available borrowing capacity under the credit facility.

The weighted average interest rate for commercial paper issued by PHI, Pepco, DPL and ACE during 2012 was 0.87%, 0.43%, 0.43% and 0.41%, respectively. The weighted average maturity of all commercial paper issued by PHI, Pepco, DPL and ACE during 2012 was ten, five, four and three days, respectively.

Equity Forward Transaction

During 2012, PHI entered into an equity forward transaction in connection with a public offering of 17,922,077 shares of PHI common stock. The use of an equity forward transaction substantially eliminates future equity market price risk by fixing a common equity offering sales price under the then existing market conditions, while mitigating immediate share dilution resulting from the offering by postponing the actual issuance of common stock until funds are needed in accordance with PHI's capital investment and regulatory plans.

Pursuant to the terms of this transaction, a forward counterparty borrowed 17,922,077 shares of PHI's common stock from third parties and sold them to a group of underwriters for $19.25 per share, less an underwriting discount equal to $0.67375 per share.

The equity forward transaction had no initial fair value since it was entered into at the then market price of the common stock. PHI did not receive any proceeds from the sale of common stock until the equity forward transaction was settled, and at that time PHI recorded the proceeds in equity. PHI concluded that the equity forward transaction was an equity instrument based on the accounting guidance in Accounting Standards Codification (ASC) 480 and ASC 815, and that it qualified for an exception from derivative accounting under ASC 815 because the forward sale transaction was indexed to its own stock.

As allowed by the terms of the transaction, PHI physically settled the equity forward transaction on February 27, 2013 by issuing 17,922,077 shares of common stock at $17.39 per share to the forward counterparty. The net proceeds of approximately $312 million were used to pay down outstanding commercial paper, a portion of which was issued in order to make capital contributions to the utilities, and for general corporate purposes.

During 2012, the equity forward transaction was reflected in PHI's diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of PHI's common stock used in calculating diluted earnings per share for a reporting period would be increased by the number of shares, if any, that would be issued upon physical settlement of the equity forward transaction less the number of shares that could be purchased by PHI in the market (based on the average market price during that reporting period) using the proceeds receivable upon settlement of the equity forward transaction (based on the adjusted forward sale price at the end of that reporting period). The excess number of shares is weighted for the portion of the reporting period in which the equity forward transaction is outstanding. For the year ended December 31, 2012, the equity forward transaction had a dilutive effect of $0.01 on PHI's earnings per share.

Credit Facility

PHI, Pepco, DPL and ACE maintain an unsecured syndicated credit facility to provide for their respective liquidity needs, including obtaining letters of credit, borrowing for general corporate purposes and supporting their commercial paper programs. On August 1, 2011, PHI, Pepco, DPL and ACE entered into an amended and restated credit agreement, which, among other changes, extended the expiration date of the facility to August 1, 2016. On August 2, 2012, the amended and restated credit agreement was amended to extend the term of the credit facility to August 1, 2017 and to amend the pricing schedule to decrease certain fees and interest rates payable to the lenders under the facility.

The aggregate borrowing limit under the amended and restated credit facility is $1.5 billion, all or any portion of which may be used to obtain loans and up to $500 million of which may be used to obtain letters of credit. The facility also includes a swingline loan sub-facility, pursuant to which each company may make same day borrowings in an aggregate amount not to exceed 10% of the total amount of the facility. Any swingline loan must be repaid by the borrower within fourteen days of receipt. The credit sublimit at December 31, 2012 was $650 million for PHI, $350 million for Pepco and $250 million for each of DPL and ACE. The sublimits may be increased or decreased by the individual borrower during the term of the facility, except that (i) the sum of all of the borrower sublimits following any such increase or decrease must equal the total amount of the facility, and (ii) the aggregate amount of credit used at any given time by (a) PHI may not exceed $1.25 billion, and (b) each of Pepco, DPL or ACE may not exceed the lesser of $500 million or the maximum amount of short-term debt the company is permitted to have outstanding by its regulatory authorities. The total number of the sublimit reallocations may not exceed eight per year during the term of the facility.

For additional discussion of the Credit Facility, see Note (11), "Debt," to the consolidated financial statements.

Term Loan Agreement

During 2012, PHI entered into a $200 million term loan agreement, pursuant to which PHI has borrowed (and may not reborrow) $200 million at a rate of interest equal to the prevailing Eurodollar rate, which is determined by reference to the London Interbank Offered Rate with respect to the relevant interest period, all as defined in the loan agreement, plus a margin of 0.875%. As of December 31, 2012, outstanding borrowings under the loan agreement bore interest at an annual rate of 1.095%.

PHI used the net proceeds of the borrowings under the term loan agreement to repay outstanding commercial paper obligations and for general corporate purposes. For additional discussion of the Term Loan Agreement, see Note (11), "Debt," to the consolidated financial statements.

Cash and Credit Facility Available as of December 31, 2012

	Consolidated PHI	PHI Parent	Utility Subsidiaries
	(millions of dollars)		
Credit Facility (Total Capacity)	$ 1,500	$ 650	$ 850
Term Loan Agreement	200	200	—
Subtotal	1,700	850	850
Less: Credit Facility/Term Loan Agreement Borrowings	200	200	—
Letters of Credit issued	2	2	—
Commercial Paper outstanding	637	264	373
Remaining Credit Facility Available	861	384	477
Cash Invested in Money Market Funds [a]	—	—	—
Total Cash and Credit Facility Available	$ 861	$ 384	$ 477

[a] Cash and cash equivalents reported on the PHI consolidated balance sheet total $25 million which was held in cash and uncollected funds.

Collateral Requirements of Pepco Energy Services

In the ordinary course of its retail energy supply business, which is in the process of being wound down, Pepco Energy Services entered into various contracts to buy and sell electricity, fuels and related products, including derivative instruments, designed to reduce its financial exposure to changes in the value of its assets and obligations due to energy price fluctuations. These contracts typically have collateral requirements. Depending on the contract terms, the collateral required to be posted by Pepco Energy Services can be of varying forms, including cash and letters of credit.

As of December 31, 2012, Pepco Energy Services had posted net cash collateral of $25 million and letters of credit of less than $1 million. At December 31, 2011, Pepco Energy Services had posted net cash collateral of $112 million and letters of credit of $1 million.

At December 31, 2012 and 2011, the amount of cash, plus borrowing capacity under PHI's credit facility available to meet the future liquidity needs of Pepco Energy Services, totaled $384 million and $283 million, respectively.

PHI's Cross-Border Energy Lease Investments

PHI has an ongoing dispute with the IRS regarding the appropriateness of certain significant income tax benefits claimed by PHI related to its cross-border energy lease investments beginning with its 2001 federal income tax return. PHI currently estimates that, in the event the IRS were to be fully successful in its challenge to PHI's tax position on the cross-border energy leases, PHI would be obligated to pay between $170 million and $200 million in additional federal and state taxes and between $50 million and $60 million of interest on the additional federal and state taxes as of March 31, 2013. The estimate of additional federal and state taxes due takes into account PHI's estimate of the expected resolution of other uncertain and effectively settled tax positions unrelated to the leases, the carrying back or carrying forward of any existing net operating losses, and the application of certain amounts on deposit with the IRS.

PHI anticipates that it will make a deposit with the IRS for the additional taxes and related interest of approximately $220 million to $260 million in the first quarter of 2013 in order to mitigate PHI's ongoing interest costs associated with the dispute. This deposit is expected to be funded from currently available sources of liquidity and short-term borrowings. PHI is evaluating the liquidation of all or a portion of its remaining cross-border energy lease investments, which had a net carrying value of approximately $1.2 billion as of December 31, 2012. Any liquidation proceeds could be used to repay any borrowings utilized to fund the deposit discussed above. PHI estimates that a partial or complete liquidation could be accomplished within one year.

Pension and Other Postretirement Benefit Plans

Based on the results of the 2012 actuarial valuation, PHI's net periodic pension and other postretirement benefit (OPEB) costs were approximately $110 million in 2012 versus $94 million in 2011. The current estimate of benefit cost for 2013 is $99 million. The utility subsidiaries are responsible for substantially all of the total PHI net periodic pension and OPEB costs. Approximately 30% of net periodic pension and OPEB costs are capitalized. PHI estimates that its net periodic pension and OPEB expense will be approximately $69 million in 2013, as compared to $77 million in 2012 and $66 million in 2011.

PHI provides certain postretirement health care and life insurance benefits for eligible retired employees. Most employees hired on January 1, 2005 or later will not have company subsidized retiree medical coverage; however, they will be able to purchase coverage at full cost through PHI.

In 2012 and 2011, Pepco contributed $5 million and $7 million, respectively, DPL contributed $7 million and $6 million, respectively, and ACE contributed $7 million and $7 million, respectively, to the other postretirement benefit plan. In 2012 and 2011, contributions of $13 million were made by other PHI subsidiaries.

Pension benefits are provided under PHI's non-contributory retirement plan (PHI Retirement Plan), a defined benefit pension plan that covers substantially all employees of Pepco, DPL and ACE and certain employees of other PHI subsidiaries. PHI's funding policy with regard to the PHI Retirement Plan is to maintain a funding level that is at least equal to the target liability as defined under the Pension Protection Act of 2006.

Under the Pension Protection Act, if a plan incurs a funding shortfall in the preceding plan year, there can be required minimum quarterly contributions in the current and following plan years. On January 9, 2013, PHI, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $20 million, $10 million and $30 million, respectively, which is expected to bring the PHI Retirement Plan assets to the funding target level for 2013 under the Pension Protection Act. During 2012, Pepco, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $85 million, $85 million and $30 million, respectively. During 2011, Pepco, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $40 million, $40 million and $30 million, respectively. PHI satisfied the minimum required contribution rules under the Pension Protection Act in 2012, 2011 and 2010. For additional discussion of PHI's Pension and Other Postretirement Benefits, see Note (10), "Pension and Other Postretirement Benefits," to the consolidated financial statements.

Cash Flow Activity

PHI's cash flows during 2012, 2011 and 2010 are summarized below:

	Cash Source (Use)		
	2012	2011	2010
	(millions of dollars)		
Operating Activities	$ 592	$ 686	$ 813
Investing Activities	(969)	(747)	718
Financing Activities	293	149	(1,556)
Net (decrease) increase in cash and cash equivalents	$ (84)	$ 88	$ (25)

Operating Activities

Cash flows from operating activities during 2012, 2011 and 2010 are summarized below:

	Cash Source (Use)		
	2012	2011	2010
	(millions of dollars)		
Net Income from continuing operations	$ 285	$ 260	$ 139
Non-cash adjustments to net income	338	351	352
Pension contributions	(200)	(110)	(100)
Changes in cash collateral related to derivative activities	88	9	13
Changes in other assets and liabilities	81	134	161
Changes in Conectiv Energy net assets held for sale	—	42	248
Net cash from operating activities	$ 592	$ 686	$ 813

Net cash from operating activities decreased $94 million for the year ended December 31, 2012, compared to the same period in 2011. The decrease was due primarily to a $90 million increase in pension contributions compared to 2011, the disposition of substantially all of Conectiv Energy's remaining assets in 2011 and a decrease in accounts payable due to the wind-down of the retail energy supply business of Pepco Energy Services. This was partially offset by a $79 million decrease in cash collateral related to derivative activities.

Net cash related to operating activities decreased $127 million for the year ended December 31, 2011, compared to the same period in 2010. The decrease was due primarily to a $206 million reduction in Conectiv Energy net assets held for sale as well as $10 million increase in pension contributions compared to 2010. A significant portion of the decline in Conectiv Energy assets held for sale was associated with the transfer of derivative instruments to a third party as further described in Note (19), "Discontinued Operations," to the consolidated financial statements. Partially offsetting this decrease in operating cash flows was a $121 million increase in cash flows from continuing operations.

Investing Activities

Cash flows used by investing activities during 2012, 2011 and 2010 are summarized below:

	Cash (Use) Source		
	2012	2011	2010
	(millions of dollars)		
Investment in property, plant and equipment	$(1,216)	$ (941)	$ (802)
DOE capital reimbursement awards received	40	52	13
Proceeds from early terminations of finance leases held in trust	202	161	—
Proceeds from sale of Conectiv Energy wholesale power generation business	—	—	1,640
Changes in restricted cash equivalents	(1)	(10)	(2)
Net other investing activities	6	(9)	7
Investment in property, plant and equipment associated with Conectiv Energy assets held for sale	—	—	(138)
Net cash (used by) from investing activities	$ (969)	$ (747)	$ 718

Net cash used by investing activities increased $222 million for the year ended December 31, 2012, compared to the same period in 2011. The increase was due primarily to a $275 million increase in capital expenditures associated with new customer services, distribution reliability and transmission. This increase was partially offset by $41 million in increased proceeds received from the early termination of certain cross-border energy leases.

Net cash related to investing activities decreased $1,465 million for the year ended December 31, 2011 compared to the same period in 2010. The decrease was due primarily to the $1,640 million in proceeds from the sale of the Conectiv Energy wholesale power generation business in 2010 and $139 million increase in capital expenditures, partially offset by the $161 million of proceeds from the early termination of certain cross-border energy lease investments in 2011.

Financing Activities

Cash flows from financing activities during 2012, 2011 and 2010 are summarized below:

	Cash (Use) Source		
	2012	2011	2010
		(millions of dollars)	
Dividends paid on common stock	$ (248)	$ (244)	$ (241)
Common stock issued for the Dividend Reinvestment Plan and employee-related compensation	51	47	47
Redemption of preferred stock of subsidiaries	—	(6)	—
Issuances of long-term debt	450	235	383
Reacquisitions of long-term debt	(176)	(70)	(1,726)
Issuances of short-term debt, net	233	198	4
Cost of issuances	(9)	(10)	(7)
Net other financing activities	(8)	(1)	(6)
Net financing activities associated with Conectiv Energy assets held for sale	—	—	(10)
Net cash from (used by) financing activities	$ 293	$ 149	$(1,556)

Net cash from financing activities increased $144 million for the year ended December 31, 2012 compared to the same period in 2011. The increase was due primarily to a $35 million increase in net short-term debt issuances to temporarily support higher spending by the utilities on infrastructure investments and reliability initiatives, and a $109 million net increase in long-term debt.

Net cash related to financing activities increased $1,705 million for the year ended December 31, 2011 compared to the same period in 2010 primarily due to a $1,656 million decrease in reacquisitions of long-term debt in 2011 as a result of debt extinguishments in 2010.

Common Stock Dividends

Common stock dividend payments were $248 million in 2012, $244 million in 2011, and $241 million in 2010. The increase in common stock dividends paid in 2012 and 2011 was the result of additional shares outstanding, primarily shares issued under the Shareholder Dividend Reinvestment Plan (DRP).

Changes in Outstanding Common Stock

Under the Long-Term Incentive Plan, PHI issued approximately 1 million shares of common stock in each of 2012, 2011 and 2010.

Under the DRP, PHI issued 1.7 million shares of common stock in 2012, 1.6 million shares of common stock in 2011, and 1.8 million shares of common stock in 2010.

In February 2013, PHI issued 17.9 million shares of common stock pursuant to the settlement of the equity forward transaction discussed above.

Changes in Outstanding Long-Term Debt

Cash flows from issuances and reacquisitions of long-term debt in 2012, 2011 and 2010 are summarized in the charts below:

Issuances	**2012**	**2011**	**2010**
		(millions of dollars)	
PHI			
2.70% Senior notes due 2015	$ —	$ —	$ 250
	—	—	250
Pepco			
3.05% First mortgage bonds due 2022	200	—	—
	200	—	—
DPL			
0.75% Tax-exempt bonds due 2026 [(a)]	—	35	—
5.40% Tax-exempt bonds due 2031 [(b)]	—	—	78
1.80% Tax-exempt bonds due 2025 [(c)]	—	—	15
2.30% Tax-exempt bonds due 2028 [(c)]	—	—	16
4.00% First mortgage bonds due 2042	250	—	—
	250	35	109
ACE			
4.35% First mortgage bonds due 2021	—	200	—
4.875% Tax-exempt bonds due 2029 [(d)]	—	—	23
	—	200	23
Pepco Energy Services	—	—	1
	$ 450	$ 235	$ 383

(a) Consists of Pollution Control Refunding Revenue Bonds (DPL Bonds) issued by the Delaware Economic Development Authority (DEDA) for the benefit of DPL that were purchased by DPL in May 2011. See footnote (c) to the Reacquisitions table below. The DPL Bonds were resold to the public in June 2011. While DPL held the DPL Bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. In connection with the resale of the DPL Bonds, the interest rate on the bonds was changed from 4.90% to a fixed rate of 0.75%.

(b) Consists of Gas Facilities Refunding Revenue Bonds issued by DEDA for the benefit of DPL.

(c) Consists of Pollution Control Refunding Revenue Bonds issued by DEDA for the benefit of DPL that were purchased by DPL in July 2010. See footnote (d) to the Reacquisitions table below. The bonds were resold to the public in December 2010. While DPL held the bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. In connection with the resale of the bonds, the interest rate on the bonds was changed (i) from 5.50% to a fixed rate of 1.80% with respect to the tax-exempt bonds due 2025 and (ii) from 5.65% to a fixed rate of 2.30% with respect to the tax-exempt bonds due 2028. The bonds were purchased by DPL on June 1, 2012 pursuant to a mandatory purchase obligation and then retired.

(d) Consists of Pollution Control Revenue Refunding Bonds (ACE Bonds) issued by The Pollution Control Financing Authority of Salem County for the benefit of ACE that were purchased by ACE in 2008. In connection with the resale of these bonds by ACE, the interest rate on the ACE Bonds was changed from an auction rate to a fixed rate. The ACE Bonds are secured by an outstanding series of senior notes issued by ACE, and the senior notes are in turn secured by a series of Collateral First Mortgage Bonds issued by ACE. Both the senior notes and the Collateral First Mortgage Bonds have maturity dates, optional and mandatory redemption provisions, interest rates and interest payment dates that are identical to the terms of the ACE Bonds. The payment by ACE of its obligations with respect to the ACE Bonds satisfies the corresponding payment obligations on the senior notes and Collateral First Mortgage Bonds. See Note (11), "Debt," to the consolidated financial statements.

Reacquisitions	2012	2011	2010
		(millions of dollars)	
PHI			
4.00% Notes due 2010	$ —	$ —	$ 200
Floating rate notes due 2010	—	—	250
6.45% Senior notes due 2012	—	—	750
5.90% Senior notes due 2016	—	—	10
6.125% Senior notes due 2017	—	—	169
6.00% Senior notes due 2019	—	—	200
7.45% Senior notes due 2032	—	—	65
	—	—	1,644
Pepco			
5.75% Tax-exempt bonds due 2010 [(a)]	—	—	16
5.375% Tax-exempt bonds due 2024 [(b)]	38	—	—
	38	—	16
DPL			
4.90% Tax-exempt bonds due 2026 [(c)]	—	35	—
5.50% Tax-exempt bonds due 2025 [(d)]	—	—	15
5.65% Tax-exempt bonds due 2028 [(d)]	—	—	16
0.75% Tax-exempt bonds due 2026 [(b)]	35	—	—
1.80% Tax-exempt bonds due 2025 [(e)]	15	—	—
2.30% Tax-exempt bonds due 2028 [(e)]	16	—	—
5.20% Tax-exempt bonds due 2019	31	—	—
	97	35	31
ACE			
7.25% Medium-term notes due 2010	—	—	1
Securitization bonds due 2010-2012	37	35	34
5.60% First mortgage bonds due 2025[(b)]	4	—	—
	41	35	35
	$ 176	$ 70	$1,726

(a) Consists of Pollution Control Revenue Refunding Bonds (Pepco 2010 Bonds) issued by Prince George's County for the benefit of Pepco. The Pepco 2010 Bonds were secured by an outstanding series of Collateral First Mortgage Bonds issued by Pepco. The Collateral First Mortgage Bonds had maturity dates, optional and mandatory redemption provisions, interest rates and interest payment dates that were identical to the terms of the Pepco 2010 Bonds. Accordingly, the redemption of the Pepco 2010 Bonds at maturity automatically effected the redemption of the Collateral First Mortgage Bonds.

(b) These bonds were secured by an outstanding series of collateral first mortgage bonds issued by the utility, which had maturity dates, optional and mandatory redemption provisions, interest rates and interest payment dates that are identical to the terms of the tax-exempt bonds. The collateral first mortgage bonds were automatically redeemed simultaneously with the redemption of the tax-exempt bonds.

(c) Repurchased by DPL in May 2011 pursuant to a mandatory purchase provision in the indenture for the bonds that was triggered by the expiration of the original interest period for the bonds. The bonds were resold by DPL in June 2011. See footnote (a) to the Issuances table above.

(d) Repurchased by DPL in July 2010 pursuant to a mandatory repurchase provision in the indenture for the bonds that was triggered by the expiration of the original interest period for the bonds. The bonds were resold by DPL in December 2010. See footnote (c) to the Issuances table above.

(e) Repurchased by DPL in June 2012 pursuant to a mandatory purchase obligation and then retired.

Tax Exempt Auction Rate and First Mortgage Bond Issuances

During 2012, Pepco issued $200 million of 3.05% first mortgage bonds due April 1, 2022. Net proceeds from the issuance of the long-term debt were used primarily (i) to repay Pepco's outstanding commercial paper that was issued to temporarily fund capital expenditures and working capital, (ii) to fund the redemption, prior to maturity, of all of the $38.3 million outstanding of the 5.375% pollution control revenue refunding bonds due in 2024 issued by the Industrial Development Authority of the City of Alexandria, Virginia (IDA), on Pepco's behalf and (iii) for general corporate purposes.

During 2012, DPL issued $250 million of 4.00% first mortgage bonds due June 1, 2042. Net proceeds from the issuance of the long-term debt were used primarily (i) to repay $215 million of DPL's outstanding commercial paper that was issued (a) to temporarily fund capital expenditures and working capital and (b) to fund the redemption in June 2012, prior to maturity, of $65.7 million in aggregate principal amount of three series of outstanding tax-exempt pollution control refunding revenue bonds issued by DEDA for DPL's benefit; (ii) to fund the redemption, prior to maturity, of $31 million of tax-exempt bonds issued by DEDA for DPL's benefit; and (iii) for general corporate purposes.

In 2011, DPL resold $35 million of Pollution Control Refunding Revenue Bonds (Delmarva Power & Light Company Project) Series 2001C due 2026 (the Series 2001C Bonds). The Series 2001C Bonds were issued for the benefit of DPL in 2001 and were repurchased by DPL on May 2, 2011, pursuant to a mandatory repurchase provision in the indenture for the Series 2001C Bonds triggered by the expiration of the original interest rate period specified by the Series 2001C Bonds. See footnote (c) to the Reacquisitions table above.

In connection with the issuance of the Series 2001C Bonds, DPL entered into a continuing disclosure agreement under which it is obligated to furnish certain information to the bondholders. At the time of the resale, the continuing disclosure agreement was amended and restated to designate the Municipal Securities Rulemaking Board as the sole repository for these continuing disclosure documents. The amendment and restatement of the continuing disclosure agreement did not change the operating or financial data that are required to be provided by DPL under such agreement.

In 2011, ACE issued $200 million of 4.35% first mortgage bonds due April 1, 2021. The net proceeds were used to repay short-term debt and for general corporate purposes.

In 2010, DEDA issued $78 million of 5.40% Gas Facilities Refunding Revenue Bonds due 2031 for the benefit of DPL. The proceeds were used by DPL to redeem $78 million in principal amount of Exempt Facilities Refunding Revenue Bonds issued by DEDA purchased in 2008. See footnote (b) to the Issuances table above. In March 2010, $23 million in aggregate principal amount of Pollution Control Revenue Refunding Bonds were resold by ACE to the public. See footnote (d) to the Issuances table above.

Tax Exempt Auction Rate and First Mortgage Bond Redemptions

During 2012, all of the $38.3 million of the outstanding 5.375% pollution control revenue refunding bonds issued by IDA for Pepco's benefit were redeemed. In connection with the redemption, Pepco redeemed all of the $38.3 million outstanding of its 5.375% first mortgage bonds due in 2024 that secured the obligations under the pollution control bonds.

During 2012, DPL funded the redemption by DEDA, prior to maturity, of $65.7 million of outstanding tax-exempt pollution control refunding revenue bonds issued by DEDA for DPL's benefit, as described above. Of the pollution control refunding revenue bonds redeemed, $34.5 million in aggregate principal amount bore interest at 0.75% per year and matured in 2026, $15.0 million in aggregate principal amount bore interest at 1.80% per year and matured in 2025, and $16.2 million in aggregate principal amount bore interest at 2.30% per year and matured in 2028. In connection with such redemption, on June 1, 2012, DPL redeemed, prior to maturity, all of the $34.5 million in aggregate principal amount outstanding of its 0.75% first mortgage bonds due 2026 that secured the obligations under one of the series of pollution control refunding revenue bonds redeemed by DEDA.

During 2012, DPL redeemed, prior to maturity, $31 million of 5.20% tax-exempt pollution control refunding revenue bonds due 2019, issued by the DEDA for DPL's benefit. Contemporaneously with this redemption, DPL redeemed $31 million of its outstanding 5.20% first mortgage bonds due 2019 that secured the obligations under the pollution control bonds.

During 2012, ACE redeemed, prior to maturity, $4 million of 5.60% tax-exempt pollution control revenue bonds due 2025 issued by the Industrial Pollution Control Financing Authority of Salem County, New Jersey for ACE's benefit. Contemporaneously with this redemption, ACE redeemed, prior to maturity, $4 million of its outstanding 5.60% first mortgage bonds due 2025 that secured the obligations under the pollution control bonds.

Changes in Short-Term Debt

As of December 31, 2012, PHI had a total of $637 million of commercial paper outstanding as compared to $586 million and $388 million of commercial paper outstanding at December 31, 2011 and 2010, respectively.

As of December 31, 2012, PHI had $200 million of term loan debt outstanding as compared to zero in 2011 and 2010.

Capital Requirements

Capital Expenditures

Pepco Holdings' capital expenditures for the year ended December 31, 2012 totaled $1,216 million, up $275 million from $941 million in 2011. Capital expenditures in 2012 were $592 million for Pepco, $320 million for DPL, $256 million for ACE, $11 million for Pepco Energy Services and $37 million for Corporate and Other. The Power Delivery expenditures were primarily related to capital costs associated with new customer services, distribution reliability and transmission. Corporate and Other capital expenditures primarily consisted of hardware and software expenditures that will be allocated to Power Delivery when the assets are placed in service.

The table below shows the projected capital expenditures for Power Delivery, Pepco Energy Services and Corporate and Other for the five-year period 2013 through 2017. Pepco Holdings expects to fund these expenditures through internally generated cash and external financing.

	For the Year Ended December 31,					
	2013	2014	2015	2016	2017	Total
			(millions of dollars)			
Power Delivery						
Distribution	$ 733	$ 801	$ 784	$ 753	$ 730	$3,801
Distribution – Smart Grid	41	1	—	8	45	95
Transmission	266	254	280	242	298	1,340
Gas Delivery	26	28	28	28	30	140
Other	139	126	102	80	83	530
Subtotal	1,205	1,210	1,194	1,111	1,186	5,906
DOE Capital Reimbursement Awards [a]	(7)	—	—	—	—	(7)
Total for Power Delivery	1,198	1,210	1,194	1,111	1,186	5,899
Pepco Energy Services	3	4	5	7	7	26
Corporate and Other	6	4	4	4	4	22
Total PHI	$1,207	$1,218	$1,203	$1,122	$1,197	$5,947

(a) Reflects remaining anticipated reimbursements for capital expenditures pursuant to awards from the DOE under the American Recovery and Reinvestment Act of 2009.

Transmission and Distribution

The projected capital expenditures listed in the table for distribution (other than the smart grid), transmission and gas delivery are primarily for facility replacements and upgrades to accommodate customer growth and service reliability, including capital expenditures for continuing reliability enhancement efforts. For a more detailed discussion of these efforts, see "General Overview – Power Delivery."

DOE Capital Reimbursement Awards

In 2009, the DOE announced awards under the American Recovery and Reinvestment Act of 2009 of:

- $105 million and $44 million in Pepco's Maryland and District of Columbia service territories, respectively, for the implementation of an AMI system, direct load control, distribution automation, and communications infrastructure.
- $19 million in ACE's New Jersey service territory for the implementation of an AMI system, direct load control, distribution automation, and communications infrastructure.

During 2010, Pepco, ACE and the DOE signed agreements formalizing the $168 million in awards. Of the $168 million, $130 million is being used for the smart grid and other capital expenditures of Pepco and ACE. The remaining $38 million is being used to offset incremental expenses associated with direct load control and other Pepco and ACE programs. During 2012, Pepco and ACE received award payments of $47 million and $5 million, respectively. The cumulative award payments received by Pepco and ACE as of December 31, 2012, were $115 million and $13 million, respectively.

The IRS has announced that, to the extent these grants are expended on capital items, they will not be considered taxable income.

Dividends

Pepco Holdings' annual dividend rate on its common stock is determined by the Board of Directors on a quarterly basis and takes into consideration, among other factors, current and possible future developments that may affect PHI's income and cash flows. In 2012, PHI's Board of Directors declared quarterly dividends of 27 cents per share of common stock payable on March 30, 2012, June 29, 2012, September 28, 2012 and December 31, 2012.

On January 24, 2013, the Board of Directors declared a dividend on common stock of 27 cents per share payable March 28, 2013, to shareholders of record on March 11, 2013.

PHI, on a stand-alone basis, generates no operating income of its own. Accordingly, its ability to pay dividends to its shareholders depends on dividends received from its subsidiaries. In addition to their future financial performance, the ability of each of PHI's direct and indirect subsidiaries to pay dividends is subject to limits imposed by: (i) state corporate laws, which impose limitations on the funds that can be used to pay dividends and when such dividends can be paid, and, in the case of ACE, the regulatory requirement that it obtain the prior approval of the NJBPU before dividends can be paid if its equity as a percent of its total capitalization, excluding securitization debt, falls below 30%; (ii) the prior rights of holders of existing and future mortgage bonds and other long-term debt issued by the subsidiaries, and any preferred stock that may be issued by the subsidiaries in the future, (iii) any other restrictions imposed in connection with the incurrence of liabilities; and (iv) certain provisions of ACE's charter that impose restrictions on payment of common stock dividends for the benefit of preferred stockholders. None of Pepco, DPL or ACE currently have shares of preferred stock outstanding. Currently, the capitalization ratio limitation to which ACE is subject and the restriction in the ACE charter do not limit ACE's ability to pay common stock dividends. PHI had approximately $1,109 million and $1,072 million of retained earnings free of restrictions at December 31, 2012 and 2011, respectively. These amounts represent the total retained earnings balances at those dates.

Contractual Obligations and Commercial Commitments

Summary information about Pepco Holdings' consolidated contractual obligations and commercial commitments at December 31, 2012, is as follows:

		Contractual Maturity			
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
		(millions of dollars)			
Variable Rate Demand Bonds	$ 128	$ 128	$ —	$ —	$ —
Commercial paper	637	637	—	—	—
Long-term debt [a]	4,485	568	743	473	2,701
Term loan agreement	200	200	—	—	—
Long-term project funding	13	1	4	2	6
Interest payments on debt	3,287	249	414	382	2,242
Capital leases, including interest	107	15	30	30	32
Operating leases	561	43	78	71	369
Estimated pension and OPEB plan contributions	94	94	—	—	—
Non-derivative fuel and power purchase contracts [b]	3,626	355	707	653	1,911
Total [c]	$13,138	$2,290	$1,976	$1,611	$7,261

[a] Includes transition bonds issued by ACE Funding.

[b] Excludes contracts for the purchase of electricity to satisfy Default Electricity Supply load service obligations which have neither a fixed commitment amount nor a minimum purchase amount. In addition, costs are recoverable from customers.

[c] Excludes $167 million of net non-current liabilities related to uncertain tax positions due to uncertainty in the timing of the associated cash payments.

Third Party Guarantees, Indemnifications and Off-Balance Sheet Arrangements

PHI and certain of its subsidiaries have various financial and performance guarantees and indemnification obligations that they have entered into in the normal course of business to facilitate commercial transaction with third parties.

PHI guarantees the obligations of Pepco Energy Services under certain of its energy savings, combined heat and power and construction contracts. At December 31, 2012, PHI's guarantees of Pepco Energy Services' obligations under these contracts totaled $198 million.

For additional discussion of PHI's third party guarantees, indemnifications, obligations and off-balance sheet arrangements, see Note (16), "Commitments and Contingencies," to the consolidated financial statements.

Energy Contract Activity

The following table provides detail on changes in the net asset or liability positions of the Pepco Energy Services segment with respect to energy commodity contracts for the year ended December 31, 2012. The balances in the table are pre-tax and the derivative assets and liabilities reflect netting by counterparty before the impact of collateral.

	Energy Commodity Activities [(a)]	
	(millions of dollars)	
Total Fair Value of Energy Contract Net Liabilities at December 31, 2011	$	(83)
Current period unrealized mark-to-market losses		(3)
Effective portion of changes in fair value - recorded in Accumulated Other Comprehensive Loss		—
Cash flow hedge ineffectiveness - recorded in income		1
Reclassification of mark-to-market losses to realized on settlement of contracts		65
Total Fair Value of Energy Contract Net Liabilities at December 31, 2012	$	(20)
Detail of Fair Value of Energy Contract Net Liabilities at December 31, 2012 (see above)		
Derivative assets (current assets)	$	1
Derivative assets (non-current assets)		—
Total Fair Value of Energy Contract Assets		1
Derivative liabilities (current liabilities)		(21)
Derivative liabilities (non-current liabilities)		—
Total Fair Value of Energy Contract Liabilities		(21)
Total Fair Value of Energy Contract Net Liabilities	$	(20)

(a) Includes all effective hedging activities from continuing operations recorded at fair value through Accumulated Other Comprehensive Loss (AOCL) or trading activities from continuing operations recorded at fair value in the consolidated statements of income.

The $20 million net liability on energy contracts at December 31, 2012 was primarily attributable to losses on power swaps and natural gas futures held by Pepco Energy Services. The decrease from $83 million at December 31, 2011 is primarily due to the reclassification of mark-to-market losses to realized losses on settled derivatives. PHI expects that future revenues from existing customer sales obligations that are accounted for on an accrual basis will largely offset expected realized net losses on Pepco Energy Services' energy contracts.

The fair values of Pepco Energy Services' commodity derivative contracts in each category presented below reflect forward prices and volatility factors as of December 31, 2012, and the fair values are subject to change as a result of changes in these prices and factors.

	Fair Value of Contracts at December 31, 2012 Maturities				
Source of Fair Value	**2013**	**2014**	**2015**	**2016 and Beyond**	**Total Fair Value**
	(millions of dollars)				
Energy Commodity Activities, net [(a)]					
Actively Quoted (i.e., exchange-traded) prices	$ (10)	$ (2)	$ —	$ —	$ (12)
Prices provided by other external sources [(b)]	(8)	—	—	—	(8)
Modeled	—	—	—	—	—
Total	$ (18)	$ (2)	$ —	$ —	$ (20)

(a) Includes all effective hedging activities recorded at fair value through AOCL, and hedge ineffectiveness and trading activities on the statements of income.

(b) Prices provided by other external sources reflect information obtained from over-the-counter brokers, industry services, or multiple-party on-line platforms that are readily observable in the market.

Contractual Arrangements with Credit Rating Triggers or Margining Rights

Under certain contractual arrangements entered into by PHI's subsidiaries, the subsidiary may be required to provide cash collateral or letters of credit as security for its contractual obligations if the credit ratings of PHI or the subsidiary are downgraded. In the event of a downgrade, the amount required to be posted would depend on the amount of the underlying contractual obligation existing at the time of the downgrade. Based on contractual provisions in effect at December 31, 2012, a downgrade in the unsecured debt credit ratings of PHI and each of its rated subsidiaries to below "investment grade" would increase the collateral obligation of PHI and its subsidiaries by up to $144 million. Of this amount, $40 million is attributable to derivatives, normal purchase and normal sale contracts, collateral, and other contracts under master netting agreements as described in Note (14), "Derivative Instruments and Hedging Activities," to the consolidated financial statements. The remaining $104 million is attributable primarily to energy services contracts and accounts payable to independent system operators and distribution companies on full requirements contracts entered into by Pepco Energy Services. PHI believes that it and its subsidiaries currently have sufficient liquidity to fund their operations and meet their financial obligations.

Many of the contractual arrangements entered into by PHI's subsidiaries in connection with competitive energy and Default Electricity Supply activities include margining rights pursuant to which the PHI subsidiary or a counterparty may request collateral if the market value of the contractual obligations reaches levels in excess of the credit thresholds established in the applicable arrangements. Pursuant to these margining rights, the affected PHI subsidiary may receive, or be required to post, collateral due to energy price movements. As of December 31, 2012, Pepco Energy Services provided net cash collateral in the amount of $25 million in connection with these activities.

Environmental Remediation Obligations

PHI's accrued liabilities for environmental remediation obligations as of December 31, 2012 totaled approximately $29 million, of which approximately $6 million is expected to be incurred in 2013, for potential environmental cleanup and related costs at sites owned or formerly owned by an operating subsidiary where an operating subsidiary is a potentially responsible party or is alleged to be a third-party contributor. For further information concerning the remediation obligations associated with these sites, see Note (16), "Commitments and Contingencies," to the consolidated financial statements. The most significant environmental remediation obligations as of December 31, 2012, are for the following items:

- Environmental investigation and remediation costs payable by Pepco with respect to the Benning Road site.
- Amounts payable by DPL in accordance with a 2001 consent agreement reached with the Delaware Department of Natural Resources and Environmental Control, for remediation, site restoration, natural resource damage compensatory projects and other costs associated with environmental contamination that resulted from an oil release at the Indian River power plant, which DPL sold in June 2001.
- Potential compliance remediation costs under New Jersey's Industrial Site Recovery Act payable by PHI associated with the retained environmental exposure from the sale of the Conectiv Energy wholesale power generation business.
- Amounts payable by DPL in connection with the Wilmington Coal Gas South site located in Wilmington, Delaware, to remediate residual material from the historical operation of a manufactured gas plant.

Sources of Capital

Pepco Holdings' sources to meet its long-term funding needs, such as capital expenditures, dividends, and new investments, and its short-term funding needs, such as working capital and the temporary funding of long-term funding needs, include internally generated funds, issuances by PHI, Pepco, DPL and ACE under their commercial paper programs, securities issuances, short-term loans, and bank financing under new or existing facilities. PHI's ability to generate funds from its operations and to access capital and credit markets is subject to risks and uncertainties. Volatile and deteriorating financial market conditions, diminished liquidity and tightening credit may affect access to certain of PHI's potential funding sources.

Cash Flow from Operations

Cash flow generated by regulated utility subsidiaries in Power Delivery is the primary source of PHI's cash flow from operations. Additional cash flows are generated by the business of Pepco Energy Services and from the occasional sale of non-core assets.

Short-Term Funding Sources

Pepco Holdings and its regulated utility subsidiaries have traditionally used a number of sources to fulfill short-term funding needs, such as commercial paper, short-term notes and bank term loans and lines of credit. Proceeds from short-term borrowings are used primarily to meet working capital needs but may also be used to temporarily fund long-term capital requirements.

PHI, Pepco, DPL and ACE maintain ongoing commercial paper programs to address short-term liquidity needs. As of December 31, 2012, the maximum capacity available under these programs was $875 million, $500 million, $500 million and $250 million, respectively, subject to available borrowing capacity under the credit facility.

During 2012, PHI entered into a $200 million term loan agreement pursuant to which PHI has borrowed (and may not reborrow) $200 million. Proceeds were used to repay outstanding commercial paper obligations and for general corporate purposes.

Long-Term Funding Sources

The sources of long-term funding for PHI and its subsidiaries are the issuance of debt and equity securities and borrowing under long-term credit agreements. Proceeds from long-term financings are used primarily to fund long-term capital requirements, such as capital expenditures and new investments, and to repay or refinance existing indebtedness.

Regulatory Restrictions on Financing Activities

The issuance of debt securities by PHI's principal subsidiaries requires the approval of either FERC or one or more state public utility commissions. Neither FERC approval nor state public utility commission approval is required as a condition to the issuance of securities by PHI.

State Financing Authority

Pepco's long-term financing activities (including the issuance of securities and the incurrence of debt) are subject to authorization by the DCPSC and MPSC. DPL's long-term financing activities are subject to authorization by the MPSC and the DPSC. ACE's long-term and short-term (consisting of debt instruments with a maturity of one year or less) financing activities are subject to authorization by the NJBPU. Each utility, through periodic filings with the state public service commission(s) having jurisdiction over its financing activities, has maintained standing authority sufficient to cover its projected financing needs over a multi-year period.

FERC Financing Authority

Under the Federal Power Act (FPA), FERC has jurisdiction over the issuance of long-term and short-term securities of public utilities, but only if the issuance is not regulated by the state public utility commission in which the public utility is organized and operating. Under these provisions, FERC has jurisdiction over the issuance of short-term debt by Pepco and DPL. Pepco and DPL have obtained FERC authority for the issuance of short-term debt. Because Pepco Energy Services also qualifies as a public utility under the FPA and is not regulated by a state utility commission, FERC also has jurisdiction over the issuance of securities by Pepco Energy Services. Pepco Energy Services has obtained the requisite FERC financing authority in its market-based rate orders.

Money Pool

Pepco Holdings operates a system money pool under a blanket authorization adopted by FERC. The money pool is a cash management mechanism used by Pepco Holdings to manage the short-term investment and borrowing requirements of its subsidiaries that participate in the money pool. Pepco Holdings may invest in but not borrow from the money pool. Eligible subsidiaries with surplus cash may deposit those funds in the money pool. Deposits in the money pool are guaranteed by Pepco Holdings. Eligible subsidiaries with cash requirements may borrow from the money pool. Borrowings from the money pool are unsecured. Depositors in the money pool receive, and borrowers from the money pool pay, an interest rate based primarily on Pepco Holdings' short-term borrowing rate. Pepco Holdings deposits funds in the money pool to the extent that the pool has insufficient funds to meet the borrowing needs of its participants, which may require Pepco Holdings to borrow funds for deposit from external sources.

Regulatory and Other Matters

Rate Proceedings

Distribution

The rates that each of Pepco, DPL and ACE is permitted to charge for the retail distribution of electricity and natural gas to its various classes of customers are based on the principle that the utility is entitled to generate an amount of revenue sufficient to recover the cost of providing the service, including a reasonable rate of return on its invested capital. These "base rates" are intended to cover all of each utility's reasonable and prudent expenses of constructing, operating and maintaining its distribution facilities (other than costs covered by specific cost-recovery surcharges).

A change in base rates in a jurisdiction requires the approval of the public service commission. In the rate application submitted to the public service commission, the utility specifies an increase in its "revenue requirement," which is the additional revenue that the utility is seeking authorization to earn. The "revenue requirement" consists of (i) the allowable expenses incurred by the utility, including operation and maintenance expenses, taxes and depreciation, and (ii) the utility's cost of capital. The compensation of the utility for its cost of capital takes the form of an overall "rate of return" allowed by the public service commission on the utility's distribution "rate base" to compensate the utility's investors for their debt and equity investments in the company. The rate base is the aggregate value of the investment in property used by the utility in providing electricity and natural gas distribution services and generally consists of plant in service net of accumulated depreciation and accumulated deferred taxes, plus cash working capital, material and operating supplies and, depending on the jurisdiction, construction work in progress. Over time, the rate base is increased by utility property additions and reduced by depreciation and property retirements and write-offs.

In addition to its base rates, some of the costs of providing distribution service are recovered through the operation of surcharges. Examples of costs recovered by PHI's utility subsidiaries through surcharges, which vary depending on the jurisdiction, include: a surcharge to reimburse the utility for the cost of purchasing electricity from NUGs (New Jersey); surcharges to reimburse the utility for costs of public interest programs for low income customers and for demand-side management programs (New Jersey, Maryland, Delaware and the District of Columbia); a surcharge to pay the Transitional Bond Charge (New Jersey); surcharges to reimburse the utility for certain environmental costs (Delaware and Maryland); and surcharges related to the BSA (Maryland and the District of Columbia).

Each utility subsidiary regularly reviews its distribution rates in each jurisdiction of its service territory, and files applications to adjust its rates as necessary in an effort to ensure that its revenues are sufficient to cover its operating expenses and its cost of capital. The timing of future rate filings and the change in the distribution rate requested will depend on a number of factors, including changes in revenues and expenses and the incurrence or the planned incurrence of capital expenditures (see "General Overview – Power Delivery Initiatives and Activities – Regulatory Lag").

During 2012, Pepco, DPL and ACE concluded electric distribution base rate cases filed during 2011 in their respective state regulatory jurisdictions. In the fourth quarter of 2012, Pepco filed an electric distribution base rate increase application in Maryland, ACE filed an electric distribution base rate increase application in New Jersey and DPL filed a natural gas distribution base rate case in Delaware. Electric distribution base rate increase applications are expected to be filed in early 2013 by Pepco in the District of Columbia and by DPL in Delaware and Maryland.

In general, a request for new distribution rates is made on the basis of "test year" balances for rate base allowable operating expenses and a requested rate of return. The test year amounts used in the filing may be historical or partially projected. The public service commission may, however, select a different test period than that proposed by the applicable utility. Although the approved tariff rates are intended to be forward-looking, and therefore provide for the recovery of some future changes in rate base and operating costs, they typically do not reflect all of the changes in costs for the period in which the new rates are in effect.

The following table shows, for each of the PHI utility subsidiaries, the authorized return on equity as determined in the most recently concluded base rate proceeding and the effective date of the authorized return:

Rate Base (In millions)	Authorized Return on Equity	Rate Effective Date
Pepco:		
District of Columbia (electricity)	9.50%	October 2012
Maryland (electricity)	9.31%	July 2012
DPL:		
Delaware (electricity)	9.75%	July 2012
Maryland (electricity)	9.81%	July 2012
Delaware (natural gas)	10.00%	February 2011
ACE:		
New Jersey (electricity)	9.75%	November 2012

Transmission

The rates Pepco, DPL and ACE are permitted to charge for the transmission of electricity are regulated by FERC and are based on each utility's transmission rate base, transmission operating expenses and an overall rate of return that is approved by FERC. For each utility subsidiary, FERC has approved a formula for the calculation of the utility transmission rate, which is referred to as a "formula rate." The formula rates include both fixed and variable elements. Certain of the fixed elements, such as the return on equity and depreciation rates, can be changed only in a FERC rate proceeding. The variable elements of the formula, including the utility's rate base and operating expenses, are updated annually, effective June 1 of each year, with data from the utility's most recent annual FERC Form 1 filing.

In addition to its formula rate, each utility's return on equity is supplemented by incentive rates, sometimes referred to as "adders," and other incentives, which are authorized by FERC to promote capital investment in transmission infrastructure. Return on equity adders are in effect for each of Pepco, DPL and ACE relating to specific transmission upgrades and improvements, as well as in consideration for each utility's continued membership in PJM. As members of PJM, the transmission rates of Pepco, DPL and ACE are set out in PJM's Open Access Transmission Tariff.

For a discussion of pending state public utility commission and FERC rate and other regulatory proceedings, see Note (7), "Regulatory Matters," to the consolidated financial statements.

Legal Proceedings and Regulatory Matters

For a discussion of legal proceedings, see Note (16), "Commitments and Contingencies," to the consolidated financial statements, and for a discussion of regulatory matters, see Note (7), "Regulatory Matters," to the consolidated financial statements.

Critical Accounting Policies

General

PHI has identified the following accounting policies that result in having to make certain estimates that, as a result of the judgments, uncertainties, uniqueness and complexities of the underlying accounting standards and operations involved, could result in material changes in its financial condition or results of operations under different conditions or using different assumptions. PHI has discussed the development, selection and disclosure of each of these policies with the Audit Committee of the Board of Directors.

Goodwill Impairment Evaluation

Substantially all of PHI's goodwill was generated by Pepco's acquisition of Conectiv in 2002 and is allocated entirely to the Power Delivery reporting unit for purposes of assessing impairment under Financial Accounting Standards Board (FASB) guidance on goodwill and other intangibles (ASC 350). Management has identified Power Delivery as a single reporting unit because its components have similar economic characteristics, similar products and services and operate in a similar regulatory environment.

PHI tests its goodwill impairment at least annually as of November 1 and on an interim basis if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Factors that may result in an interim impairment test include, but are not limited to: a change in identified reporting units; an adverse change in business conditions; a protracted decline in stock price causing market capitalization to fall below book value; an adverse regulatory action; or impairment of long-lived assets in the reporting unit.

The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. Management uses its best judgment to make reasonable projections of future cash flows for Power Delivery when estimating the reporting unit's fair value. In addition, PHI selects a discount rate for the associated risk with those estimated cash flows. These judgments are inherently uncertain, and actual results could vary from those used in PHI's estimates. The impact of such variations could significantly alter the results of a goodwill impairment test, which could materially impact the estimated fair value of Power Delivery and potentially the amount of any impairment recorded in the financial statements.

PHI's November 1, 2012 annual impairment test indicated that its goodwill was not impaired. See Note (6), "Goodwill," to the consolidated financial statements.

In order to estimate the fair value of the Power Delivery reporting unit, PHI uses two valuation techniques: an income approach and a market approach. The income approach estimates fair value based on a discounted cash flow analysis using estimated future cash flows and a terminal value that is consistent with Power Delivery's long-term view of the business. This approach uses a discount rate based on the estimated weighted average cost of capital (WACC) for the reporting unit. PHI determines the estimated WACC by considering market-based information for the cost of equity and cost of debt that is appropriate for Power Delivery as of the measurement date. The market approach estimates fair value based on a multiple of earnings before interest, taxes, depreciation, and amortization (EBITDA) that management believes is consistent with EBITDA multiples for comparable utilities. PHI has consistently used this valuation framework to estimate the fair value of Power Delivery.

The estimation of fair value is dependent on a number of factors that are sourced from the Power Delivery reporting unit's business forecast, including but not limited to interest rates, growth assumptions, returns on rate base, operating and capital expenditure requirements, and other factors, changes in which could materially impact the results of impairment testing. Assumptions and methodologies used in the models were consistent with historical experience. A hypothetical 10 percent decrease in fair value of the Power Delivery reporting unit at November 1, 2012 would not have resulted in the Power Delivery reporting unit failing the first step of the impairment test, as defined in the guidance, as the estimated fair value of the reporting unit would have been above its carrying value. Sensitive, interrelated and uncertain variables that could decrease the estimated fair value of the Power Delivery reporting unit include utility sector market performance, sustained adverse business conditions, change in forecasted revenues, higher operating and maintenance capital expenditure requirements, a significant increase in the cost of capital, and other factors.

PHI believes that the estimates involved in its goodwill impairment evaluation process represent "Critical Accounting Estimates" because they are subjective and susceptible to change from period to period as management makes assumptions and judgments, and the impact of a change in assumptions and estimates could be material to financial results.

Long-Lived Assets Impairment Evaluation

PHI believes that the estimates involved in its long-lived asset impairment evaluation process represent "Critical Accounting Estimates" because (i) they are highly susceptible to change from period to period because management is required to make assumptions and judgments about when events indicate the carrying value may not be recoverable and how to estimate undiscounted and discounted future cash flows and fair values, which are inherently uncertain, (ii) actual results could vary from those used in PHI's estimates and the impact of such variations could be material, and (iii) the impact that recognizing an impairment would have on PHI's assets as well as the net loss related to an impairment charge could be material. The primary assets subject to a long-lived asset impairment evaluation are property, plant, and equipment.

The FASB guidance on the accounting for the impairment or disposal of long-lived assets (ASC 360), requires that certain long-lived assets must be tested for recoverability whenever events or circumstances indicate that the carrying amount may not be recoverable, such as (i) a significant decrease in the market price of a long-lived asset or asset group, (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition, (iii) a significant adverse change in legal factors or in the business climate, including an adverse action or assessment by a regulator, (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group, (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group, and (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

An impairment loss may only be recognized if the carrying amount of an asset is not recoverable and the carrying amount exceeds its fair value. The asset is deemed not to be recoverable when its carrying amount exceeds the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of the asset. In order to estimate an asset's future cash flows, PHI considers historical cash flows. PHI uses reasonable estimates in making these evaluations and considers various factors, including forward price curves for energy, fuel costs, legislative initiatives, and operating costs. If necessary, the process of determining fair value is performed consistently with the process described in assessing the fair value of goodwill discussed above.

Accounting for Derivatives

PHI believes that the estimates involved in accounting for its derivative instruments represent "Critical Accounting Estimates" because management exercises judgment in the following areas, any of which could have a material impact on its financial statements: (i) the application of the definition of a derivative to contracts to identify derivatives, (ii) the election of the normal purchases and normal sales exception from derivative accounting, (iii) the application of cash flow hedge accounting, and (iv) the estimation of fair value used in the measurement of derivatives and hedged items, which are highly susceptible to changes in value over time due to market trends or, in certain circumstances, significant uncertainties in modeling techniques used to measure fair value that could result in actual results being materially different from PHI's estimates. See Note (2), "Significant Accounting Policies - Accounting for Derivatives," and Note (14), "Derivative Instruments and Hedging Activities," to the consolidated financial statements.

PHI and its subsidiaries use derivative instruments primarily to manage risk associated with commodity prices. The definition of a derivative in the FASB guidance results in management having to exercise judgment, such as whether there is a notional amount or net settlement provision in contracts. Management assesses a number of factors before determining whether it can designate derivatives for the normal purchase or normal sale exception from derivative accounting, including whether it is probable that the contracts will physically settle with delivery of the underlying commodity. The application of cash flow hedge accounting often requires judgment in the prospective and retrospective assessment and measurement of hedge effectiveness as well as whether it is probable that the forecasted transaction will occur. The fair value of derivatives is determined using quoted exchange prices where available. For instruments that are not traded on an exchange, external broker quotes are used to determine fair value. For some custom and complex instruments, internal models use market information when external broker quotes are not available. For certain long-dated instruments, broker or exchange data are extrapolated, or capacity prices are forecasted, for future periods where information is limited. Models are also used to estimate volumes for certain transactions. The same valuation methods are used for risk management purposes to determine the value of non-derivative, commodity exposure.

Pension and Other Postretirement Benefit Plans

PHI believes that the estimates involved in reporting the costs of providing pension and OPEB benefits represent Critical Accounting Estimates because (i) they are based on an actuarial calculation that includes a number of assumptions which are subjective in nature, (ii) they are dependent on numerous factors resulting from actual plan experience and assumptions of future experience, and (iii) changes in assumptions could impact PHI's expected future cash funding requirements for the plans and would have an impact on the projected benefit obligations, which affect the reported amount of annual net periodic pension and OPEB cost on the income statement.

Assumptions about the future, including the discount rate applied to benefit obligations, the expected long-term rate of return on plan assets, the anticipated rate of increase in health care costs and participant compensation have a significant impact on employee benefit costs.

The discount rate for determining the pension benefit obligation was 4.15% and 5.00% as of December 31, 2012 and 2011, respectively. The discount rate for determining the postretirement benefit obligation was 4.10% and 4.90% as of December 31, 2012 and 2011, respectively. PHI utilizes an analytical tool developed by its actuaries to select the discount rate. The analytical tool utilizes a high-quality bond portfolio with cash flows that match the benefit payments expected to be made under the plans.

The expected long-term rate of return on pension plan assets was 7.25% and 7.75% as of December 31, 2012 and 2011, respectively. The expected long-term rate of return on postretirement benefit plan assets was 7.25% and 7.75% as of December 31, 2012 and 2011, respectively. PHI uses a building block approach to estimate the expected rate of return on plan assets. Under this approach, the percentage of plan assets in each asset class according to PHI's target asset allocation, at the beginning of the year, is applied to the expected asset return for the related asset class. PHI incorporates long-term assumptions for real returns, inflation expectations, volatility, and correlations among asset classes to determine expected returns for the related asset class. The pension and postretirement benefit plan assets consist of equity, fixed income, real estate and private equity investments, and when viewed over a long-term horizon, are expected to yield a return on assets of 7.25% as of December 31, 2012.

The following table reflects the effect on the projected benefit obligation for the pension plan and the accumulated benefit obligation for the OPEB plan, as well as the net periodic cost for both plans, if there were changes in these critical actuarial assumptions while holding all other actuarial assumptions constant:

(in millions, except percentages)	**Change in Assumptions**	**Impact on Benefit Obligation**	**Projected Increase in 2012 Net Periodic Cost**
Pension Plan			
Discount rate	(0.25)%	$ 82	$ 6
Expected return	(0.25)%	— [a]	5
Postretirement Benefit Plan			
Discount rate	(0.25)%	24	2
Expected return	(0.25)%	— [a]	1
Health care cost trend rate	1.00%	33	2

[a] A change in the expected return assumption has no impact on the Projected Benefit Obligation.

The impact of changes in assumptions and the difference between actual and expected or estimated results on pension and postretirement obligations is generally recognized over the average remaining service period of the employees who benefit under the plans rather than immediate recognition in the statements of income.

For additional discussion, see Note (10), "Pension and Other Postretirement Benefits," to the consolidated financial statements.

Accounting for Regulated Activities

FASB guidance on the accounting for regulated activities, Regulated Operations (ASC 980), applies to Power Delivery and can result in the deferral of costs or revenue that would otherwise be recognized by non-regulated entities. PHI defers the recognition of costs and records regulatory assets when it is probable that those costs will be recovered in future customer rates. PHI defers the recognition of revenues and records regulatory liabilities when it is probable that it will refund payments received from customers in the future or that it will incur future costs related to the payments currently received from customers. PHI believes that the judgments involved in accounting for its regulated activities represent "Critical Accounting Estimates" because (i) management must interpret laws and regulatory commission orders to assess the probability of the recovery of costs in customer rates or the return of revenues to customers when determining whether those costs or revenues should be deferred, (ii) decisions made by regulatory commissions or legislative changes at a later date could vary from earlier interpretations made by management and the impact of such variations could be material, and (iii) the elimination of a regulatory asset because deferred costs are no longer probable of recovery in future customer rates could have a material negative impact on PHI's assets and earnings.

Management's most significant judgment is whether to defer costs or revenues when there is not a current regulatory order specific to the item being considered for deferral. In those cases, management considers relevant historical precedents of the regulatory commissions, the results of recent rate orders, and any new information from its more current interactions with the regulatory commissions on that item. Management regularly evaluates whether it should defer costs or revenues and reviews whether adjustments to its previous conclusions regarding its regulatory assets and liabilities are necessary based on the current regulatory and legislative environment as well as recent rate orders.

For additional discussion, see Note (7), "Regulatory Matters," to the consolidated financial statements.

Unbilled Revenue

Unbilled revenue represents an estimate of revenue earned from services rendered by PHI's utility operations that have not yet been billed. PHI's utility operations calculate unbilled revenue using an output-based methodology. The calculation is based on the supply of electricity or natural gas distributed to customers but not yet billed, adjusted for estimated line losses (estimates of electricity and gas expected to be lost in the process of a utility's transmission and distribution to customers).

PHI estimates involved in its unbilled revenue process represent "Critical Accounting Estimates" because management is required to make assumptions and judgments about input factors to the unbilled revenue calculation. Specifically, the determination of estimated line losses is inherently uncertain. Estimated line losses is defined as the estimates of electricity and natural gas expected to be lost in the process of its transmission and distribution to customers. A change in estimated line losses can change the output available for sale which is a factor in the unbilled revenue calculation. Certain factors can influence the estimated line losses such as weather and a change in customer mix. These factors may vary between companies due to geography and density of service territory, and the impact of changes in these factors could be material. PHI seeks to reduce the risk of an inaccurate estimate of unbilled revenue through corroboration of the estimate with historical information and other metrics.

Accounting for Income Taxes

PHI exercises significant judgment about the outcome of income tax matters in its application of the FASB guidance on accounting for income taxes and believes it represents a "Critical Accounting Estimate" because: (i) it records a current tax liability for estimated current tax expense on its federal and state tax returns; (ii) it records deferred tax assets for temporary differences between the financial statement and tax return determination of pre-tax income and the carrying amount of assets and liabilities that are more likely than not going to result in tax deductions in future years; (iii) it determines whether a valuation allowance is needed against deferred tax assets if it is more likely than not that some portion of the future tax deductions will not be realized; (iv) it records deferred tax liabilities for temporary differences between the financial statement and tax return determination of pre-tax income and the carrying amount of assets and liabilities if it is more likely than not that they are expected to result in tax payments in future years; (v) the measurement of deferred tax assets and deferred tax liabilities requires it to estimate future effective tax rates and future taxable income on its federal and state tax returns; (vi) it asserts that foreign earnings will continue to be indefinitely reinvested abroad; (vii) it must consider the effect of newly enacted tax law on its estimated effective tax rate and in measuring deferred tax balances; and (viii) it asserts that tax positions in its tax returns or expected to be taken in its tax returns are more likely than not to be sustained assuming that the tax positions will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements.

Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard (that is, the cumulative result for a greater than 50% chance of being realized) has been met when developing the provision for current and deferred income taxes and the associated current and deferred tax assets and liabilities. PHI's assumptions, judgments and estimates take into account current tax laws and regulations, interpretation of current tax laws and regulations, the impact of newly enacted tax laws and regulations, developments in case law, settlements of tax positions, and the possible outcomes of current and future investigations conducted by tax authorities. PHI has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities. Although PHI believes that these assumptions, judgments and estimates are reasonable, changes in tax laws and regulations or its interpretation of tax laws and regulations as well as the resolutions of the current and any future investigations or legal proceedings could significantly impact the financial results from applying the accounting for income taxes in the consolidated financial statements. PHI reviews its application of the "more likely than not" standard quarterly.

PHI also evaluates quarterly the probability of realizing deferred tax assets by reviewing a forecast of future taxable income and tax planning strategies that can be implemented, if necessary, to realize deferred tax assets. Failure to achieve forecasted taxable income or successfully implement tax planning strategies may affect the realization of deferred tax assets and the amount of any associated valuation allowance. The forecast of future taxable income is dependent on a number of factors that can change over time, including growth assumptions, business conditions, returns on rate base, operating and capital expenditures, cost of capital, tax laws and regulations, the legal structure of entities and other factors, which could materially impact the realizability of deferred tax assets and the associated financial results in the consolidated financial statements.

New Accounting Standards and Pronouncements

For information concerning new accounting standards and pronouncements that have recently been adopted by PHI and its subsidiaries or that one or more of the companies will be required to adopt on or before a specified date in the future, see Note (3), "Newly Adopted Accounting Standards," and Note (4), "Recently Issued Accounting Standards, Not Yet Adopted," to the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk management policies for PHI and its subsidiaries are determined by PHI's Corporate Risk Management Committee (CRMC), the members of which are PHI's Chief Risk Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Chief Information Officer and other senior executives. The CRMC monitors interest rate fluctuation, commodity price fluctuation, and credit risk exposure, and sets risk management policies that establish limits on unhedged risk and determine risk reporting requirements. For information about PHI's derivative activities, other than the information otherwise disclosed herein, refer to Note (2), "Significant Accounting Policies – Accounting For Derivatives," and Note (14), "Derivative Instruments and Hedging Activities" of the consolidated financial statements.

Commodity Price Risk

The Pepco Energy Services segment engages in commodity risk management activities to reduce its financial exposure to changes in the value of its assets and obligations due to commodity price fluctuations. Certain of these risk management activities are conducted using instruments classified as derivatives based on FASB guidance on derivatives and hedging, ASC 815. Pepco Energy Services also manages commodity risk with contracts that are not classified as derivatives.

PHI's risk management policies place oversight at the senior management level through the CRMC, which has the responsibility for establishing corporate compliance requirements for energy market participation. PHI collectively refers to these energy market activities, including its commodity risk management activities, as "energy commodity" activities. PHI uses a value-at-risk (VaR) model to assess the market risk of the energy commodity activities of Pepco Energy Services. PHI also uses other measures to limit and monitor risk in its energy commodity activities, including limits on the nominal size of positions and periodic loss limits. VaR represents the potential fair value loss on energy contracts or portfolios due to changes in market prices for a specified time period and confidence level. PHI uses a delta-gamma VaR estimation model. The other parameters include a 95 percent, one-tailed confidence level and a one-day holding period. Since VaR is an estimate, it is not necessarily indicative of actual results that may occur.

The table below provides the VaR associated with energy contracts of the Pepco Energy Services segment for the year ended December 31, 2012 in millions of dollars:

	VaR [a]
95% confidence level, one-day holding period, one-tailed	
Period end	$ 1
Average for the period	$ 1
High	$ 1
Low	$ —

[a] This column represents all energy derivative contracts, normal purchase and normal sales contracts, modeled generation output and fuel requirements, and modeled customer load obligations for Pepco Energy Services' energy commodity activities.

Pepco Energy Services purchases electric and natural gas futures, swaps, options and forward contracts to hedge price risk in connection with the purchase of physical natural gas and electricity for distribution to customers. Pepco Energy Services accounts for its derivatives as either cash flow hedges of forecasted transactions or they are marked to market through current earnings. Forward contracts that meet the requirements for normal purchase and normal sale accounting under FASB guidance on derivatives and hedging are recorded on an accrual basis.

Credit and Nonperformance Risk

The following table provides information on the credit exposure on competitive wholesale energy contracts, net of collateral, to wholesale counterparties as of December 31, 2012, in millions of dollars:

Rating	Exposure Before Credit Collateral [b]	Credit Collateral [c]	Net Exposure	Number of Counterparties Greater Than 10% [d]	Net Exposure of Counterparties Greater Than 10%
Investment Grade [a]	$ 2	$ —	$ 2	1	$ 2
Non-Investment Grade	—	—	—	—	—
No External Ratings	—	—	—	—	—
Credit reserves			—		

[a] Investment Grade - primarily determined using publicly available credit ratings of the counterparty. If the counterparty has provided a guarantee by a higher-rated entity (e.g., its parent), it is determined based upon the rating of its guarantor. Included in "Investment Grade" are counterparties with a minimum Standard & Poor's or Moody's Investor Service rating of BBB- or Baa3, respectively.

[b] Exposure before credit collateral - includes the marked to market energy contract net assets for open/unrealized transactions, the net receivable/payable for realized transactions and net open positions for contracts not marked to market. Amounts due from counterparties are offset by liabilities payable to those counterparties to the extent that legally enforceable netting arrangements are in place. Thus, this column presents the net credit exposure to counterparties after reflecting all allowable netting, but before considering collateral held.

[c] Credit collateral - the face amount of cash deposits, letters of credit and performance bonds received from counterparties, not adjusted for probability of default, and, if applicable, property interests (including oil and natural gas reserves).

[d] Using a percentage of the total exposure.

Interest Rate Risk

Pepco Holdings and its subsidiaries' variable or floating rate debt is subject to the risk of fluctuating interest rates in the normal course of business. Pepco Holdings manages interest rates through the use of fixed and, to a lesser extent, variable rate debt. The effect of a hypothetical 10% change in interest rates on the annual interest costs for short-term and variable rate debt was less than $1 million as of December 31, 2012.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Pepco Holdings is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management of Pepco Holdings assessed Pepco Holdings' internal control over financial reporting as of December 31, 2012 based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, the management of Pepco Holdings concluded that Pepco Holdings' internal control over financial reporting was effective as of December 31, 2012.

PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements of Pepco Holdings included in this Annual Report, has also issued its attestation report on the effectiveness of Pepco Holdings' internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Pepco Holdings, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, equity and cash flows present fairly, in all material respects, the financial position of Pepco Holdings, Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Washington, D.C.
February 28, 2013

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31,	2012	2011	2010
	(millions of dollars, except per share data)		
Operating Revenue			
Power Delivery	$ 4,378	$ 4,650	$ 5,114
Pepco Energy Services	662	1,269	1,884
Other	41	32	42
Total Operating Revenue	5,081	5,951	7,040
Operating Expenses			
Fuel and purchased energy	2,476	3,453	4,632
Other services cost of sales	170	172	140
Other operation and maintenance	911	914	884
Restructuring charge	—	—	30
Depreciation and amortization	454	426	393
Other taxes	432	451	434
Gains on early terminations of finance leases held in trust	(39)	(39)	—
Deferred electric service costs	(5)	(63)	(108)
Impairment losses	12	—	—
Effects of Pepco divestiture-related claims	—	—	11
Total Operating Expenses	4,411	5,314	6,416
Operating Income	670	637	624
Other Income (Expenses)			
Interest and dividend income	1	1	—
Interest expense	(265)	(254)	(306)
Gain (loss) from equity investments	1	(3)	(1)
Loss on extinguishment of debt	—	—	(189)
Impairment losses	(1)	(5)	—
Other income	35	33	22
Total Other Expenses	(229)	(228)	(474)
Income from Continuing Operations Before Income Tax Expense	441	409	150
Income Tax Expense Related to Continuing Operations	156	149	11
Net Income from Continuing Operations	285	260	139
Loss from Discontinued Operations, net of Income Taxes	—	(3)	(107)
Net Income	$ 285	$ 257	$ 32
Basic Share Information			
Weighted average shares outstanding - Basic (millions)	229	226	224
Earnings per share of common stock from Continuing Operations - Basic	$ 1.25	$ 1.15	$ 0.62
Loss per share of common stock from Discontinued Operations - Basic	—	(0.01)	(0.48)
Earnings per share – Basic	$ 1.25	$ 1.14	$ 0.14
Diluted Share Information			
Weighted average shares outstanding - Diluted (millions)	230	226	224
Earnings per share of common stock from Continuing Operations - Diluted	$ 1.24	$ 1.15	$ 0.62
Loss per share of common stock from Discontinued Operations - Diluted	—	(0.01)	(0.48)
Earnings per share – Diluted	$ 1.24	$ 1.14	$ 0.14

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Year Ended December 31,	2012	2011	2010
	(millions of dollars)		
Net Income	$ 285	$ 257	$ 32
Other Comprehensive Income (Loss) from Continuing Operations			
Gains (losses) on commodity derivatives designated as cash flow hedges:			
Losses arising during period	—	—	(100)
Amount of losses reclassified into income	39	81	135
Net gains on commodity derivatives	39	81	35
Losses on treasury rate locks reclassified into income	—	1	18
Pension and other postretirement benefit plans	(14)	(11)	—
Other comprehensive income, before income taxes	25	71	53
Income tax expense related to other comprehensive income	10	28	21
Other comprehensive income from continuing operations, net of income taxes	15	43	32
Other Comprehensive Income from Discontinued Operations, Net of Income Taxes	—	—	103
Comprehensive Income	$ 300	$ 300	$ 167

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2012	December 31, 2011
	(millions of dollars)	
CURRENT ASSETS		
Cash and cash equivalents	$ 25	$ 109
Restricted cash equivalents	10	11
Accounts receivable, less allowance for uncollectible accounts of $36 million and $49 million, respectively	837	929
Inventories	156	132
Derivative assets	1	5
Prepayments of income taxes	59	74
Deferred income tax assets, net	28	59
Prepaid expenses and other	133	120
Total Current Assets	1,249	1,439
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,407	1,407
Regulatory assets	2,614	2,196
Investment in finance leases held in trust	1,237	1,349
Income taxes receivable	217	84
Restricted cash equivalents	17	15
Assets and accrued interest related to uncertain tax positions	18	37
Derivative assets	8	—
Other	163	163
Total Investments and Other Assets	5,681	5,251
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	13,625	12,855
Accumulated depreciation	(4,779)	(4,635)
Net Property, Plant and Equipment	8,846	8,220
TOTAL ASSETS	$ 15,776	$ 14,910

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

LIABILITIES AND EQUITY	December 31, 2012	December 31, 2011
	(millions of dollars, except shares)	
CURRENT LIABILITIES		
Short-term debt	$ 965	$ 732
Current portion of long-term debt and project funding	569	112
Accounts payable and accrued liabilities	574	549
Capital lease obligations due within one year	8	8
Taxes accrued	75	110
Interest accrued	47	47
Liabilities and accrued interest related to uncertain tax positions	9	3
Derivative liabilities	7	26
Other	273	274
Total Current Liabilities	2,527	1,861
DEFERRED CREDITS		
Regulatory liabilities	501	526
Deferred income taxes, net	3,176	2,863
Investment tax credits	20	22
Pension benefit obligation	449	424
Other postretirement benefit obligations	454	469
Liabilities and accrued interest related to uncertain tax positions	15	32
Derivative liabilities	11	6
Other	191	191
Total Deferred Credits	4,817	4,533
LONG-TERM LIABILITIES		
Long-term debt	3,648	3,794
Transition bonds issued by ACE Funding	256	295
Long-term project funding	12	13
Capital lease obligations	70	78
Total Long-Term Liabilities	3,986	4,180
COMMITMENTS AND CONTINGENCIES (NOTE 16)		
EQUITY		
Common stock, $.01 par value - authorized 400,000,000 shares, 230,015,427 and 227,500,190 shares outstanding, respectively	2	2
Premium on stock and other capital contributions	3,383	3,325
Accumulated other comprehensive loss	(48)	(63)
Retained earnings	1,109	1,072
Total Equity	4,446	4,336
TOTAL LIABILITIES AND EQUITY	$ 15,776	$ 14,910

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Year Ended December 31,	2012	2011	2010
	(millions of dollars)		
OPERATING ACTIVITIES			
Net income	$ 285	$ 257	$ 32
Loss from discontinued operations, net of income taxes	—	3	107
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	454	426	393
Non-cash rents from cross-border energy lease investments	(50)	(55)	(55)
Gains on early terminations of finance leases held in trust	(39)	(39)	—
Non-cash charge to reduce equity value of PHI's cross-border energy lease investments	—	7	2
Effects of Pepco divestiture-related claims	—	—	11
Deferred income taxes	274	140	345
Net unrealized (gains) losses on derivatives	(24)	30	3
Losses on treasury rate locks reclassified into income	—	1	18
Impairment losses	12	—	—
Other	(15)	(19)	(20)
Changes in:			
Accounts receivable	59	135	(12)
Inventories	(24)	(6)	(2)
Prepaid expenses	(11)	(4)	7
Regulatory assets and liabilities, net	(174)	(148)	(154)
Accounts payable and accrued liabilities	(2)	(90)	73
Pension contributions	(200)	(110)	(100)
Pension benefit obligation, excluding contributions	65	53	68
Cash collateral related to derivative activities	88	9	13
Income tax-related prepayments, receivables and payables	(122)	11	(213)
Other assets and liabilities	16	43	49
Net Conectiv Energy assets held for sale	—	42	248
Net Cash From Operating Activities	592	686	813
INVESTING ACTIVITIES			
Investment in property, plant and equipment	(1,216)	(941)	(802)
Department of Energy capital reimbursement awards received	40	52	13
Proceeds from sale of Conectiv Energy wholesale power generation business	—	—	1,640
Proceeds from early terminations of finance leases held in trust	202	161	—
Changes in restricted cash equivalents	(1)	(10)	(2)
Net other investing activities	6	(9)	7
Investment in property, plant and equipment associated with Conectiv Energy assets held for sale	—	—	(138)
Net Cash (Used By) From Investing Activities	(969)	(747)	718

NOTE: Continued on next page.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (*continued*)

For the Year Ended December 31,	2012	2011	2010
	(millions of dollars)		
FINANCING ACTIVITIES			
Dividends paid on common stock	$ (248)	$ (244)	$ (241)
Common stock issued for the Dividend Reinvestment Plan and employee-related compensation	51	47	47
Redemption of preferred stock of subsidiaries	—	(6)	—
Issuances of long-term debt	450	235	383
Reacquisitions of long-term debt	(176)	(70)	(1,726)
Issuances of short-term debt, net	233	198	4
Cost of issuances	(9)	(10)	(7)
Net other financing activities	(8)	(1)	(6)
Net financing activities associated with Conectiv Energy assets held for sale	—	—	(10)
Net Cash From (Used By) Financing Activities	293	149	(1,556)
Net (Decrease) Increase In Cash and Cash Equivalents	(84)	88	(25)
Cash and Cash Equivalents of Discontinued Operations	—	—	(1)
Cash and Cash Equivalents at Beginning of Year	109	21	46
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 25	$ 109	$ 20
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid for interest (net of capitalized interest of $8 million, $11 million and $9 million, respectively)	$ 253	$ 240	$ 310
Cash paid (received) for income taxes	—	4	(13)
Non-cash activities:			
Reclassification of property, plant and equipment to regulatory assets	88	—	—
Reclassification of asset removal costs regulatory liability to accumulated depreciation	61	—	—

The accompanying Notes are an integral part of these Consolidated Financial Statements.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(millions of dollars, except shares)	Common Stock Shares	Common Stock Par Value	Premium on Stock	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
BALANCE, DECEMBER 31, 2009	222,269,895	$ 2	$ 3,227	$ (241)	$ 1,268	$4,256
Net Income	—	—	—	—	32	32
Other comprehensive income	—	—	—	135	—	135
Dividends on common stock ($1.08 per share)	—	—	—	—	(241)	(241)
Issuance of common stock:						
Original issue shares, net	1,041,482	—	16	—	—	16
Shareholder DRP original shares	1,770,875	—	31	—	—	31
Net activity related to stock-based awards	—	—	1	—	—	1
BALANCE, DECEMBER 31, 2010	225,082,252	2	3,275	(106)	1,059	4,230
Net Income	—	—	—	—	257	257
Other comprehensive income	—	—	—	43	—	43
Dividends on common stock ($1.08 per share)	—	—	—	—	(244)	(244)
Issuance of common stock:						
Original issue shares, net	854,124	—	17	—	—	17
Shareholder DRP original shares	1,563,814	—	30	—	—	30
Net activity related to stock-based awards	—	—	3	—	—	3
BALANCE, DECEMBER 31, 2011	227,500,190	2	3,325	(63)	1,072	4,336
Net Income	—	—	—	—	285	285
Other comprehensive income	—	—	—	15	—	15
Dividends on common stock ($1.08 per share)	—	—	—	—	(248)	(248)
Issuance of common stock:						
Original issue shares, net	854,060	—	19	—	—	19
Shareholder DRP original shares	1,661,177	—	32	—	—	32
Net activity related to stock-based awards	—	—	7	—	—	7
BALANCE, DECEMBER 31, 2012	230,015,427	$ 2	$ 3,383	$ (48)	$ 1,109	$4,446

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) ORGANIZATION

Pepco Holdings, Inc. (PHI or Pepco Holdings), a Delaware corporation incorporated in 2001, is a holding company that, through the following regulated public utility subsidiaries, is engaged primarily in the transmission, distribution and default supply of electricity and the distribution and supply of natural gas (Power Delivery):

- Potomac Electric Power Company (Pepco), which was incorporated in Washington, D.C. in 1896 and became a domestic Virginia corporation in 1949,
- Delmarva Power & Light Company (DPL), which was incorporated in Delaware in 1909 and became a domestic Virginia corporation in 1979, and
- Atlantic City Electric Company (ACE), which was incorporated in New Jersey in 1924.

Each of PHI, Pepco, DPL and ACE is also a Reporting Company under the Securities Exchange Act of 1934, as amended. Together, Pepco, DPL and ACE constitute the Power Delivery segment for financial reporting purposes.

Through Pepco Energy Services, Inc. and its subsidiaries (collectively, Pepco Energy Services), PHI provides energy savings performance contracting services, high voltage underground transmission cabling, low voltage construction and maintenance services, and construction and operation of combined heat and power and central energy plants. Pepco Energy Services is in the process of winding down its competitive electricity and natural gas retail supply business. Pepco Energy Services constitutes a separate segment for financial reporting purposes.

PHI Service Company, a subsidiary service company of PHI, provides a variety of support services, including legal, accounting, treasury, tax, purchasing and information technology services to PHI and its operating subsidiaries. These services are provided pursuant to a service agreement among PHI, PHI Service Company and the participating operating subsidiaries. The expenses of PHI Service Company are charged to PHI and the participating operating subsidiaries in accordance with cost allocation methodologies set forth in the service agreement.

Power Delivery

Each of Pepco, DPL and ACE is a regulated public utility in the jurisdictions that comprise its service territory. Each utility owns and operates a network of wires, substations and other equipment that is classified as transmission facilities, distribution facilities or common facilities (which are used for both transmission and distribution). Transmission facilities are high-voltage systems that carry wholesale electricity into, or across, the utility's service territory. Distribution facilities are low-voltage systems that carry electricity to end-use customers in the utility's service territory.

Each utility is responsible for the distribution of electricity, and in the case of DPL, natural gas, in its service territory, for which it is paid tariff rates established by the applicable local public service commissions. Each utility also supplies electricity at regulated rates to retail customers in its service territory who do not elect to purchase electricity from a competitive energy supplier. The regulatory term for this supply service is Standard Office Service in Delaware, the District of Columbia and Maryland, and Basic Generation Service (BGS) in New Jersey. In these Notes to the consolidated financial statements, these supply service obligations are referred to generally as Default Electricity Supply.

Pepco Energy Services

Pepco Energy Services is engaged in the following businesses:

- providing energy savings performance contracting services principally to federal, state and local government customers, and designing, constructing and operating combined heat and power and central energy plants,
- providing high voltage electric construction and maintenance services to customers throughout the United States, as well as low voltage electric construction and maintenance services and streetlight construction services to utilities, municipalities and other customers in the Washington, D.C. metropolitan area, and

- providing retail customers electricity and natural gas under its remaining contractual obligations.

Pepco Energy Services deactivated its Buzzard Point oil-fired generation facility on May 31, 2012 and its Benning Road oil-fired generation facility on June 30, 2012. Pepco Energy Services has placed the facilities into an idle condition termed a "Cold Closure." A Cold Closure requires that the utility service be disconnected so that the facilities are no longer operable and that the facilities require only essential maintenance until they are completely decommissioned.

In December 2009, PHI announced the wind-down of the retail energy supply component of the Pepco Energy Services business. Pepco Energy Services is implementing this wind-down by not entering into any new retail energy supply contracts while continuing to perform under its existing supply contracts through their respective expiration dates, the last of which is June 1, 2014. PHI is reviewing strategic alternatives to accelerate into 2013 the completion of the wind-down of its remaining portfolio of retail energy contracts.

The retail energy supply business has historically generated a substantial portion of the operating revenues and net income of the Pepco Energy Services segment. Operating revenues related to the retail energy supply business for the years ended December 31, 2012, 2011 and 2010 were $418 million, $962 million and $1,609 million, respectively, while operating income for the same periods was $46 million, $11 million and $59 million, respectively.

In connection with the operation of the retail energy supply business, Pepco Energy Services provided letters of credit of less than $1 million and posted net cash collateral of $25 million as of December 31, 2012. These collateral requirements, which are based on existing wholesale energy purchase and sale contracts and current market prices, will decrease as the contracts expire, with the collateral expected to be fully released by June 1, 2014. The energy savings services business will not be affected by the wind-down of the retail energy supply business.

Other Business Operations

Through its subsidiary Potomac Capital Investment Corporation (PCI), PHI maintains a portfolio of cross-border energy lease investments. This activity constitutes a third operating segment for financial reporting purposes, which is designated as "Other Non-Regulated." For a discussion of PHI's cross-border energy lease investments, see Note (8), "Leasing Activities – Investment in Finance Leases Held in Trust," Note (16), "Commitments and Contingencies – PHI's Cross-Border Energy Lease Investments," and Note (20), "Subsequent Event."

Discontinued Operations

In April 2010, the Board of Directors approved a plan for the disposition of PHI's competitive wholesale power generation, marketing and supply business, which had been conducted through subsidiaries of Conectiv Energy Holding Company (collectively, Conectiv Energy). On July 1, 2010, PHI completed the sale of Conectiv Energy's wholesale power generation business to Calpine Corporation (Calpine) for $1.64 billion. The disposition of Conectiv Energy's remaining assets and businesses, consisting of its load service supply contracts, energy hedging portfolio, certain tolling agreements and other assets not included in the Calpine sale, has been completed. The former operations of Conectiv Energy have been classified as a discontinued operation and are no longer treated as a separate segment for financial reporting purposes.

(2) SIGNIFICANT ACCOUNTING POLICIES

Consolidation Policy

The accompanying consolidated financial statements include the accounts of Pepco Holdings and its wholly owned subsidiaries. All material intercompany balances and transactions between subsidiaries have been eliminated. Pepco Holdings uses the equity method to report investments, corporate joint ventures, partnerships, and affiliated companies in which it holds an interest and can exercise significant influence over the operations and policies of the entity. Certain transmission and other facilities currently held, are consolidated in proportion to PHI's percentage interest in the facility.

Consolidation of Variable Interest Entities

PHI assesses its contractual arrangements with variable interest entities to determine whether it is the primary beneficiary and thereby has to consolidate the entities in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 810. The guidance addresses conditions under which an entity should be consolidated based upon variable interests rather than voting interests. Subsidiaries of PHI have the following contractual arrangements to which the guidance applies.

ACE Power Purchase Agreements

PHI, through its ACE subsidiary, is a party to three power purchase agreements (PPAs) with unaffiliated, non-utility generators (NUGs) totaling 459 megawatts (MWs). One of the agreements ends in 2016 and the other two end in 2024. PHI was unable to obtain sufficient information to determine whether these three entities were variable interest entities or if ACE was the primary beneficiary. As a result, PHI applied the scope exemption from the consolidation guidance for enterprises that have not been able to obtain such information.

Net purchase activities with the NUGs for the years ended December 31, 2012, 2011 and 2010, were approximately $206 million, $218 million and $292 million, respectively, of which approximately $201 million, $206 million and $270 million, respectively, consisted of power purchases under the PPAs. The power purchase costs are recoverable from ACE's customers through regulated rates.

DPL Renewable Energy Transactions

DPL is subject to Renewable Energy Portfolio Standards (RPS) in the state of Delaware that require it to obtain renewable energy credits (RECs) for energy delivered to its customers. DPL's costs associated with obtaining RECs to fulfill its RPS obligations are recoverable from its customers by law. As of December 31, 2012, PHI, through its DPL subsidiary, has entered into three land-based wind PPAs in the aggregate amount of 128 MWs and one solar PPA with a 10 MW facility. Each of the facilities associated with these PPAs is operational, and DPL is obligated to purchase energy and RECs in amounts generated and delivered by the wind facilities and solar renewable energy credits (SRECs) from the solar facility up to certain amounts (as set forth below) at rates that are primarily fixed under the PPAs. PHI has concluded that consolidation is not required for any of these PPAs under the FASB guidance on the consolidation of variable interest entities.

DPL is obligated to purchase energy and RECs from one of the wind facilities through 2024 in amounts not to exceed 50 MWs, from the second wind facility through 2031 in amounts not to exceed 40 MWs, and from the third wind facility through 2031 in amounts not to exceed 38 MWs, in each case at the rates primarily fixed by the PPA. DPL's purchases under the three wind PPAs totaled $27 million, $18 million and $12 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The term of the agreement with the solar facility is 20 years and DPL is obligated to purchase SRECs in an amount up to 70 percent of the energy output at a fixed price. DPL's purchases under the solar agreement were $2 million and $1 million for the years ended December 31, 2012 and 2011, respectively.

On October 18, 2011, the Delaware Public Service Commission (DPSC) approved a tariff submitted by DPL in accordance with the requirements of the RPS specific to fuel cell facilities totaling 30 MWs to be constructed by a qualified fuel cell provider. The tariff and the RPS establish that DPL would be an agent to collect payments in advance from its distribution customers and remit them to the qualified fuel cell provider for each MW hour (MWh) of energy produced by the fuel cell facilities over 21 years. DPL would have no liability to the qualified fuel cell provider other than to remit payments collected from its distribution customers pursuant to the tariff. The RPS provides for a reduction in DPL's REC requirements based upon the actual energy output of the facilities. In June 2012, a 3 MW fuel cell generation facility was placed into service under the tariff. DPL billed $4 million to distribution customers during the year ended December 31, 2012. A 27 MW fuel cell generation facility is expected to be placed into service over time, with the first 5 MW increment having been placed into service at the end of 2012. DPL is accounting for this arrangement as an agency transaction.

Atlantic City Electric Transition Funding LLC

Atlantic City Electric Transition Funding LLC (ACE Funding) was established in 2001 by ACE solely for the purpose of securitizing authorized portions of ACE's recoverable stranded costs through the issuance and sale of bonds (Transition Bonds). The proceeds of the sale of each series of Transition Bonds have been transferred to ACE in exchange for the transfer by ACE to ACE Funding of the right to collect non-bypassable transition bond charges (the Transition Bond Charges) from ACE customers pursuant to bondable stranded costs rate orders issued by the New Jersey Board of Public Utilities (NJBPU) in an amount sufficient to fund the principal and interest payments on the Transition Bonds and related taxes, expenses and fees (Bondable Transition Property). ACE collects the Transition Bond Charges from its customers on behalf of ACE Funding and the holders of the Transition Bonds. The assets of ACE Funding, including the Bondable Transition Property, and the Transition Bond Charges collected from ACE's customers, are not available to creditors of ACE. The holders of the Transition Bonds have recourse only to the assets of ACE Funding. ACE owns 100 percent of the equity of ACE Funding and PHI consolidates ACE Funding in its consolidated financial statements as ACE is the primary beneficiary of ACE Funding under the variable interest entity consolidation guidance.

ACE Standard Offer Capacity Agreements

In April 2011, ACE entered into three Standard Offer Capacity Agreements (SOCAs) by order of the NJBPU, each with a different generation company. The SOCAs were established under a New Jersey law enacted to promote the construction of qualified electric generation facilities in New Jersey. The SOCAs are 15-year, financially settled transactions approved by the NJBPU that allow generation companies to receive payments from, or require them to make payments to, ACE based on the difference between the fixed price in the SOCAs and the price for capacity that clears PJM Interconnection, LLC (PJM). Each of the other electric distribution companies (EDCs) in New Jersey has entered into SOCAs having the same terms with the same generation companies. ACE's share of the payments received from or the payments made to the generation companies is currently estimated to be approximately 15 percent, based on its proportionate share of the total New Jersey electric load for all EDCs. The NJBPU has ordered that ACE is obligated to distribute to its distribution customers all payments it receives from the generation companies and may recover from its distribution customers all payments it makes to the generation companies. For additional discussion about the SOCAs, see Note (7), "Regulatory Matters."

In May 2012, all three generation companies under the SOCAs bid into the PJM 2015-2016 capacity auction and two of the generators cleared that capacity auction. ACE recorded a derivative asset (liability) for the estimated fair value of each SOCA and recorded an offsetting regulatory liability (asset) as described in more detail in Note (14), "Derivative Instruments and Hedging Activities," and Note (15), "Fair Value Disclosures." FASB guidance on derivative accounting and the accounting for regulated operations would apply to ACE's obligations under the third SOCA once the related capacity has cleared a PJM auction. The next PJM capacity auction is scheduled for May 2013. PHI has concluded that consolidation of the generation companies is not required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the consolidated financial statements and accompanying notes. Although Pepco Holdings believes that its estimates and assumptions are reasonable, they are based upon information available to management at the time the estimates are made. Actual results may differ significantly from these estimates.

Significant matters that involve the use of estimates include the assessment of contingencies, the calculation of future cash flows and fair value amounts for use in asset and goodwill impairment calculations, fair value calculations for derivative instruments, pension and other postretirement benefit assumptions, the assessment of the probability of recovery of regulatory assets, accrual of storm restoration costs, accrual of unbilled revenue, recognition of changes in network service transmission rates for prior service year costs, accrual of self-insurance reserves for general and auto liability claims, accrual of interest related to income taxes, the recognition of income tax benefits for investments in finance leases held in trust associated with PHI's portfolio of cross-border energy lease investments, and income tax provisions and reserves. Additionally, PHI is subject to legal, regulatory and other proceedings and claims that arise in the ordinary course of its business. PHI records an estimated liability for these proceedings and claims when it is probable that a loss has been incurred and the loss is reasonably estimable.

Storm Restoration Costs

The respective service territories of Pepco, DPL and ACE were affected by a rapidly moving thunderstorm with hurricane-force winds, known as a "derecho," on June 29, 2012, and Hurricane Sandy on October 29, 2012. Both of these storms resulted in widespread customer outages in each of the service territories and caused extensive damage to the electric transmission and distribution systems of each utility.

Total incremental storm restoration costs incurred by PHI for the derecho and Hurricane Sandy through December 31, 2012 were $138 million, with $66 million incurred for repair work and $72 million incurred as capital expenditures. Costs incurred for repair work of $56 million were deferred as regulatory assets to reflect the probable recovery of these storm restoration costs in Maryland and New Jersey, and $10 million was charged to Other operation and maintenance expense. As of December 31, 2012, total incremental storm restoration costs include $33 million of estimated costs for unbilled restoration services provided by certain outside contractors. Actual costs for these services may vary from the estimates. PHI's utility subsidiaries are pursuing recovery of these incremental storm restoration costs in their respective jurisdictions in their electric distribution base rate cases.

General and Auto Liability

During 2011, PHI's utility subsidiaries reduced their self-insurance reserves for general and auto liability claims by approximately $4 million, based on obtaining an actuarial estimate of the unpaid losses attributed to general and auto liability claims for each of PHI's utility subsidiaries. A similar evaluation was performed during 2012 and a reduction of less than $1 million was made to these reserves.

Accrual of Interest Associated with 1996 to 2002 Federal Income Tax Returns

In November 2010, PHI reached final settlement with the Internal Revenue Service (IRS) with respect to its federal tax returns for the years 1996 to 2002 for all issues except its cross-border energy lease investments. PHI also reallocated certain amounts on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. In connection with these activities, PHI has recalculated the estimated interest due for the tax years 1996 to 2002. These calculations resulted in the reversal of $15 million (after-tax) of previously accrued estimated interest due to the IRS which was recorded as an income tax benefit in the fourth quarter of 2010. PHI recorded a further $17 million (after-tax) income tax benefit in the second quarter of 2011.

Network Service Transmission Rates

In May of each year, each of PHI's utility subsidiaries provides its updated network service transmission rate to the Federal Energy Regulatory Commission (FERC) effective for the service year beginning June 1 of the current year and ending May 31 of the following year. The network service transmission rate includes a true-up for costs incurred in the prior service year not yet reflected in rates charged to customers.

Investments in Finance Leases Held in Trust

As further discussed in Note (8), "Leasing Activities," Note (12), "Income Taxes," Note (16), "Commitments and Contingencies — PHI's Cross-Border Energy Lease Investments," and Note (20), Subsequent Event," PHI maintains a portfolio of cross-border energy lease investments. The book equity value of these cross-border energy lease investments and the pattern of recognizing the related cross-border energy lease income are based on the estimated timing and amount of all cash flows related to the cross-border energy lease investments, including income tax-related cash flows. These investments are more commonly referred to as sale-in lease-out, or SILO, transactions. PHI currently derives tax benefits from these investments to the extent that rental income is exceeded by depreciation deductions based on the purchase price of the assets and interest deductions on the non-recourse debt financing (obtained to fund a substantial portion of the purchase price of the assets). The IRS has announced broadly its intention to disallow the tax benefits recognized by all taxpayers on these types of investments. More specifically, the IRS has disallowed interest and depreciation deductions claimed by PHI related to its cross-border energy lease investments on its 2001 through 2008 federal income tax returns, which currently are under audit and the IRS has sought to recharacterize the leases as loan transactions as to which PHI would be subject to original issue discount income.

In the last several years, IRS challenges to certain cross-border energy lease investment transactions have been the subject of litigation. PHI believes that its tax position with regard to its cross-border energy lease investments was appropriate based on applicable statutes, regulations and case law. However, after evaluating the court rulings available at the time, there have been several decisions in favor of the IRS that were factored into PHI's decision to adjust the values of the cross-border energy lease investments at certain points in time.

Revenue Recognition

Regulated Revenue

Power Delivery recognizes revenue upon distribution of electricity and gas to its customers, including unbilled revenue for services rendered but not yet billed. PHI's unbilled revenue was $182 million and $179 million as of December 31, 2012 and 2011, respectively, and these amounts are included in Accounts receivable. PHI's utility subsidiaries calculate unbilled revenue using an output-based methodology. This methodology is based on the supply of electricity or gas intended for distribution to customers. The unbilled revenue process requires management to make assumptions and judgments about input factors such as customer sales mix, temperature and estimated line losses (estimates of electricity and gas expected to be lost in the process of its transmission and distribution to customers). The assumptions and judgments are inherently uncertain and susceptible to change from period to period, and if the actual results differ from the projected results, the impact could be material.

Taxes related to the consumption of electricity and gas by the utility customers, such as fuel, energy, or other similar taxes, are components of the tariff rates charged by PHI's utility subsidiaries and, as such, are billed to customers and recorded in Operating revenue. Accruals for the remittance of these taxes are recorded in Other taxes. Excise tax related generally to the consumption of gasoline by PHI and its subsidiaries in the normal course of business is charged to operations, maintenance or construction, and is not material.

Pepco Energy Services Revenue

Pepco Energy Services has recognized revenue upon distribution of electricity and gas to customers, including amounts for electricity and gas delivered, but not yet billed. Sales and purchases of electric power to independent system operators are netted hourly and classified as operating revenue or operating expenses, as appropriate. Unrealized derivative gains and losses are recognized in current earnings as revenue if the derivatives do not qualify for hedge accounting or normal purchases or normal sales treatment under FASB guidance on derivatives and hedging (ASC 815). Revenue for Pepco Energy Services' energy savings services business is recognized using the percentage-of-completion method, for its construction activities, which recognizes revenue as work is completed on the contract. Revenues from its operation and maintenance activities and measurement and verification activities in its energy savings services business are recognized when earned.

Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions

Taxes included in PHI's gross revenues were $356 million, $378 million and $362 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Accounting for Derivatives

PHI and its subsidiaries use derivative instruments primarily to manage risk associated with commodity prices and interest rates. Risk management policies are determined by PHI's Corporate Risk Management Committee (CRMC). The CRMC monitors interest rate fluctuation, commodity price fluctuation and credit risk exposure, and sets risk management policies that establish limits on unhedged risk.

PHI accounts for its derivative activities in accordance with FASB guidance on derivatives and hedging. Derivatives are recorded on the consolidated balance sheets as Derivative assets or Derivative liabilities and measured at fair value unless designated as normal purchases or normal sales.

Changes in the fair value of derivatives held by Pepco Energy Services, DPL or ACE that do not qualify for hedge accounting or are not designated as hedges are presented on the consolidated statements of income as Fuel and purchased energy expense or Operating revenue, respectively. Changes in the fair value of derivatives held by DPL and ACE are deferred as regulatory assets or liabilities under the accounting guidance for regulated activities.

The gain or loss on a derivative that qualifies as a cash flow hedge of an exposure to variable cash flows of a forecasted transaction is initially recorded in Accumulated Other Comprehensive Loss (AOCL) (a separate component of equity) to the extent that the hedge is effective and is subsequently reclassified into earnings, in the same category as the item being hedged, when the gain or loss from the forecasted transaction occurs. If it is probable that a forecasted transaction will not occur, the deferred gain or loss in AOCL is immediately reclassified to earnings. Gains or losses related to any ineffective portion of cash flow hedges are also recognized in earnings immediately as Operating revenue or as Fuel and purchased energy expense.

Changes in the fair value of derivatives designated as fair value hedges, as well as changes in the fair value of the hedged asset, liability or firm commitment, are recorded as Operating revenue in the consolidated statements of income.

The impact of derivatives that are marked to market through current earnings, the ineffective portion of cash flow hedges, and the portion of fair value hedges that flows to current earnings are presented on a net basis in the consolidated statements of income as Operating revenue or as Fuel and purchased energy expense. When a hedging gain or loss is realized, it is presented on a net basis in the same line item as the underlying item being hedged. Unrealized derivative gains and losses are presented gross on the consolidated balance sheets except where contractual netting agreements are in place with individual counterparties. See Note (14), "Derivative Instruments and Hedging Activities," for more information about the components of unrealized and realized gains and losses on derivatives.

The fair value of derivatives is determined using quoted exchange prices where available. For instruments that are not traded on an exchange, pricing services and external broker quotes are used to determine fair value. For some custom and complex instruments, internal models are used to interpolate broker-quality price information. For certain long-dated instruments, broker or exchange data are extrapolated, or capacity prices are forecasted, for future periods where limited market information is available. Models are also used to estimate volumes for certain transactions. See Note (14), "Derivative Instruments and Hedging Activities," for more information about the types of derivatives employed by PHI and Note (15), "Fair Value Disclosures," for the methodologies used to value them.

PHI designates certain commodity forwards as normal purchases or normal sales, which are not required to be recorded in the financial statements until they are settled. These commodity forwards are used in normal operations, settle physically and follow standard accrual accounting. Unrealized gains and losses on these contracts are not recorded in the financial statements. Examples of these commodity forwards include purchases by Pepco Energy Services of natural gas or electricity for delivery to customers. Normal sales transactions include agreements by Pepco Energy Services to deliver natural gas and electric power to customers. Normal purchases and normal sales transactions are separately presented on a gross basis when they settle, with normal sales recorded as Operating revenue and normal purchases recorded as Fuel and purchased energy expenses.

Stock-Based Compensation

PHI recognizes compensation expense for stock-based awards, modifications or cancellations based on the grant-date fair value. Compensation expense is recognized over the requisite service period. In addition, compensation expense recognized includes the cost for all stock-based awards granted prior to, but not yet vested as of January 1, 2006, measured at the grant-date fair value. A deferred tax asset and deferred tax benefit are also recognized concurrently with compensation expense for the tax effect of the deduction of stock options and restricted stock awards, which are deductible only upon exercise and vesting.

Historically, PHI's compensation awards had included both time-based restricted stock awards that vest over a three-year service period and performance-based restricted stock units that were earned based on performance over a three-year period. Beginning in 2011, stock-based compensation awards have been granted primarily in the form of restricted stock units. The compensation expense associated with these awards is calculated based on the estimated fair value of the awards at the grant date and is recognized over the service or performance period.

PHI estimates the fair value of stock option awards on the date of grant using the Black-Scholes-Merton option pricing model. This model uses assumptions related to expected term, expected volatility, expected dividend yield, and the risk-free interest rate. PHI uses historical data to estimate award exercises and employee terminations within the valuation model; groups of employees that have similar historical exercise behavior are considered separately for valuation purposes.

PHI's current policy is to issue new shares to satisfy vested awards of restricted stock units.

Income Taxes

PHI and the majority of its subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated among PHI and the subsidiaries included in its consolidated group pursuant to a written tax sharing agreement, which was approved by the Securities and Exchange Commission (SEC) in connection with the establishment of PHI as a holding company. Under this tax sharing agreement, PHI's consolidated federal income tax liability is allocated based upon PHI's and its subsidiaries' separate taxable income or loss amounts.

The consolidated financial statements include current and deferred income taxes. Current income taxes represent the amount of tax expected to be reported on PHI's and its subsidiaries' federal and state income tax returns. Deferred income tax assets and liabilities represent the tax effects of temporary differences between the financial statement basis and tax basis of existing assets and liabilities, and they are measured using presently enacted tax rates. See Note (12), "Income Taxes," for a listing of primary deferred tax assets and liabilities. The portions of Pepco's, DPL's and ACE's deferred tax liabilities applicable to their utility operations that have not been recovered from utility customers represent income taxes recoverable in the future and are included in Regulatory assets on the consolidated balance sheets. See Note (7), "Regulatory Matters – Regulatory Assets and Regulatory Liabilities," for additional information.

PHI recognizes interest on underpayments and overpayments of income taxes, interest on uncertain tax positions and tax-related penalties in income tax expense. Deferred income tax expense generally represents the net change during the reporting period in the net deferred tax liability and deferred recoverable income taxes.

Investment tax credits are amortized to income over the useful lives of the related property.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash invested in money market funds and commercial paper held with original maturities of three months or less.

Restricted Cash Equivalents

The Restricted cash equivalents included in Current Assets and the Restricted cash equivalents included in Investments and Other Assets consist of (i) cash held as collateral that is restricted from use for general corporate purposes and (ii) cash equivalents that are specifically segregated based on management's intent to use such cash equivalents for a particular purpose. The classification as current or noncurrent conforms to the classification of the related liabilities.

Accounts Receivable and Allowance for Uncollectible Accounts

Pepco Holdings' Accounts receivable balances primarily consist of customer accounts receivable, other accounts receivable, and accrued unbilled revenue generated by subsidiaries in Power Delivery and at Pepco Energy Services. Accrued unbilled revenue represents revenue earned in the current period but not billed to the customer until a future date (usually within one month after the receivable is recorded).

PHI maintains an allowance for uncollectible accounts and changes in the allowance are recorded as an adjustment to Other operation and maintenance expense in the consolidated statements of income. PHI determines the amount of the allowance based on specific identification of material amounts at risk by customer and maintains a reserve based on its historical collection experience. The adequacy of this allowance is assessed on a quarterly basis by evaluating all known factors, such as the aging of the receivables, historical collection experience, the economic and competitive environment and changes in the creditworthiness of its customers. Although management believes its allowance is adequate, it cannot anticipate with any certainty the changes in the financial condition of its customers. As a result, PHI records adjustments to the allowance for uncollectible accounts in the period in which the new information that requires an adjustment to the reserve becomes known.

Inventories

Inventory is valued at the lower of cost or market value. Included in Inventories are generation, transmission and distribution materials and supplies, natural gas and fuel oil.

PHI utilizes the weighted average cost method of accounting for inventory items. Under this method, an average price is determined for the quantity of units acquired at each price level and is applied to the ending quantity to calculate the total ending inventory balance. Materials and supplies are recorded in Inventory when purchased and then expensed or capitalized to plant, as appropriate, when installed.

The cost of natural gas, including transportation costs, is included in inventory when purchased and charged to Fuel and purchased energy expense when used.

Goodwill

Goodwill represents the excess of the purchase price of an acquisition over the fair value of the net assets acquired at the acquisition date. Substantially all of Pepco Holdings' goodwill was generated by Pepco's acquisition of Conectiv in 2002 and is allocated entirely to Power Delivery for purposes of impairment testing based on the aggregation of its components because its utilities have similar characteristics. Pepco Holdings tests its goodwill for impairment annually as of November 1 and whenever an event occurs or circumstances change in the interim that would more likely than not reduce the fair value of a reporting unit below the carrying amount of its net assets. Factors that may result in an interim impairment test include, but are not limited to: a change in the identified reporting units; an adverse change in business conditions; a protracted decline in PHI's stock price causing market capitalization to fall below book value; an adverse regulatory action; or an impairment of long-lived assets in the reporting unit. PHI performed its annual impairment test on November 1, 2012 and its goodwill was not impaired as described in Note (6), "Goodwill."

Regulatory Assets and Regulatory Liabilities

The operations of Pepco are regulated by the District of Columbia Public Service Commission (DCPSC) and the Maryland Public Service Commission (MPSC). The operations of DPL are regulated by the DPSC and the MPSC. DPL's interstate transportation and wholesale sale of natural gas are regulated by FERC. The operations of ACE are regulated by the NJBPU. The transmission of electricity by Pepco, DPL, and ACE is regulated by FERC.

The FASB guidance on regulated operations (ASC 980) applies to Power Delivery. It allows regulated entities, in appropriate circumstances, to defer the income statement impact of certain costs that are expected to be recovered in future rates through the establishment of regulatory assets. Management's assessment of the probability of recovery of regulatory assets requires judgment and interpretation of laws, regulatory commission orders and other factors. If management subsequently determines, based on changes in facts or circumstances, that a regulatory asset is not probable of recovery, then the regulatory asset would be eliminated through a charge to earnings.

Effective June 2007, the MPSC approved a bill stabilization adjustment (BSA) mechanism for retail customers of Pepco and DPL. Effective November 2009, the DCPSC approved a BSA for Pepco's retail customers. For customers to whom the BSA applies, Pepco and DPL recognize distribution revenue based on an approved distribution charge per customer. From a revenue recognition standpoint, the BSA has the effect of decoupling the distribution revenue recognized in a reporting period from the amount of power delivered during that period. Pursuant to this mechanism, Pepco and DPL recognize either (i) a positive adjustment equal to the amount by which revenue from Maryland and the District of Columbia retail distribution sales falls short of the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer, or (ii) a negative adjustment equal to the amount by which revenue from such distribution sales exceeds the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer (a Revenue Decoupling Adjustment). A net positive Revenue Decoupling Adjustment is recorded as a regulatory asset and a net negative Revenue Decoupling Adjustment is recorded as a regulatory liability.

Leasing Activities

Pepco Holdings' lease transactions include plant, office space, equipment, software, vehicles and elements of PPAs. In accordance with FASB guidance on leases (ASC 840), these leases are classified as either leveraged leases, operating leases or capital leases.

Leveraged Leases

Income from investments in leveraged lease transactions, in which PHI is an equity participant, is accounted for using the financing method. In accordance with the financing method, investments in leased property are recorded as a receivable from the lessee to be recovered through the collection of future rentals. Income is recognized over the life of the lease at a constant rate of return on the positive net investment. Each quarter, PHI reviews the carrying value of each lease, which includes a review of the underlying financial assumptions, the timing and collectibility of cash flows, and the credit quality of the lessee. Changes to the underlying assumptions, if any, would be accounted for in accordance with FASB guidance on leases and reflected in the carrying value of the lease effective for the quarter within which they occur.

Operating Leases

An operating lease in which PHI or a subsidiary is the lessee generally results in a level income statement charge over the term of the lease, reflecting the rental payments required by the lease agreement. If rental payments are not made on a straight-line basis, PHI's policy is to recognize rent expense on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed.

Capital Leases

For ratemaking purposes, capital leases in which PHI or a subsidiary is the lessee are treated as operating leases; therefore, in accordance with FASB guidance on regulated operations (ASC 980), the amortization of the leased asset is based on the recovery of rental payments through customer rates. Investments in equipment under capital leases are stated at cost, less accumulated depreciation. Depreciation is recorded on a straight-line basis over the equipment's estimated useful life.

Arrangements Containing a Lease

PPAs contain a lease if the arrangement conveys the right to control the use of property, plant or equipment. If so, PHI determines the appropriate lease accounting classification.

Property, Plant and Equipment

Property, plant and equipment is recorded at original cost, including labor, materials, asset retirement costs and other direct and indirect costs including capitalized interest. The carrying value of Property, plant and equipment is evaluated for impairment whenever circumstances indicate the carrying value of those assets may not be recoverable. Upon retirement, the cost of regulated property, net of salvage, is charged to accumulated depreciation. For non-regulated property, the cost and accumulated depreciation of the property, plant and equipment retired or otherwise disposed of are removed from the related accounts and included in the determination of any gain or loss on disposition.

The annual provision for depreciation on electric and gas property, plant and equipment is computed on a straight-line basis using composite rates by classes of depreciable property. Accumulated depreciation is charged with the cost of depreciable property retired, less salvage and other recoveries. Non-operating and other property is generally depreciated on a straight-line basis over the useful lives of the assets. The table below provides system-wide composite annual depreciation rates for the years ended December 31, 2012, 2011 and 2010.

	Transmission and Distribution			Generation		
	2012	**2011**	**2010**	**2012**	**2011**	**2010**
Pepco	2.5%	2.6%	2.6%	—	—	—
DPL	2.7%	2.8%	2.8%	—	—	—
ACE	3.0%	3.0%	2.8%	—	—	—
Pepco Energy Services [a]	—	—	—	6.4%	10.2%	16.9%

[a] Percentages reflect accelerated depreciation of the Benning Road and Buzzard Point generating facilities retired during 2012.

In 2010, subsidiaries of PHI received awards from the U.S. Department of Energy under the American Recovery and Reinvestment Act of 2009. Pepco was awarded $149 million to fund a portion of the costs incurred for the implementation of an advanced metering infrastructure (AMI) system (a system that collects, measures and analyzes energy usage data from advanced digital electric and gas meters known as smart meters), direct load control, distribution automation and communications infrastructure in its Maryland and District of Columbia service territories. ACE was awarded $19 million to fund a portion of the costs incurred for the implementation of direct load control, distribution automation and communications infrastructure in its New Jersey service territory. PHI has elected to recognize the awards as a reduction in the carrying value of the assets acquired rather than grant income over the service period.

Long-Lived Asset Impairment Evaluation

Pepco Holdings evaluates long-lived assets to be held and used, such as generating property and equipment, and real estate, for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Examples of such events or changes include a significant decrease in the market price of a long-lived asset or a significant adverse change in the manner in which an asset is being used or its physical condition. A long-lived asset to be held and used is written down to fair value if the expected future undiscounted cash flow from the asset is less than its carrying value.

For long-lived assets held for sale, an impairment loss is recognized to the extent that the asset's carrying value exceeds its fair value including costs to sell.

Capitalized Interest and Allowance for Funds Used During Construction

In accordance with FASB guidance on regulated operations (ASC 980), PHI's utility subsidiaries can capitalize the capital costs of financing the construction of plant and equipment as Allowance for Funds Used During Construction (AFUDC). This results in the debt portion of AFUDC being recorded as a reduction of Interest expense and the equity portion of AFUDC being recorded as an increase to Other income in the accompanying consolidated statements of income.

Pepco Holdings recorded AFUDC for borrowed funds of $7 million, $11 million and $8 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Pepco Holdings recorded amounts for the equity component of AFUDC of $14 million, $15 million and $10 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Amortization of Debt Issuance and Reacquisition Costs

Pepco Holdings defers and amortizes debt issuance costs and long-term debt premiums and discounts over the lives of the respective debt issuances. When PHI utility subsidiaries refinance existing debt or redeem existing debt, any unamortized premiums, discounts and debt issuance costs, as well as debt redemption costs, are classified as regulatory assets and are amortized over the life of the original or new issue.

Asset Removal Costs

In accordance with FASB guidance, asset removal costs are recorded by PHI utility subsidiaries as regulatory liabilities. At December 31, 2012 and 2011, $324 million and $388 million of asset removal costs, respectively, are included in Regulatory liabilities in the accompanying consolidated balance sheets.

Pension and Postretirement Benefit Plans

Pepco Holdings sponsors the PHI Retirement Plan, a non-contributory, defined benefit pension plan that covers substantially all employees of Pepco, DPL, ACE and certain employees of other Pepco Holdings subsidiaries. Pepco Holdings also provides supplemental retirement benefits to certain eligible executives and key employees through a nonqualified retirement plan and provides certain postretirement health care and life insurance benefits for eligible retired employees.

Pepco Holdings accounts for the PHI Retirement Plan, the nonqualified retirement plans, and the retirement health care and life insurance benefit plans in accordance with FASB guidance on retirement benefits (ASC 715).

See Note (10), "Pension and Other Postretirement Benefits," for additional information.

Reclassifications and Adjustments

Certain prior period amounts have been reclassified in order to conform to the current period presentation. The following adjustments have been recorded and are not considered material individually or in the aggregate:

Pepco Energy Services Derivative Accounting Reclassifications and Adjustments

During 2012, PHI recorded an adjustment to reclassify certain 2011 and 2010 mark-to-market losses from Operating revenue to Fuel and purchased energy expenses for Pepco Energy Services. The reclassification resulted in an increase in Operating revenue and an increase in Fuel and purchased energy expenses of $31 million and $1 million for the years ended December 31, 2011 and 2010, respectively. This reclassification did not result in a change in net income.

During 2011, PHI recorded an adjustment associated with an increase in the value of certain derivatives from October 1, 2010 to December 31, 2010, which had been erroneously recorded in other comprehensive income at December 31, 2010. This adjustment resulted in an increase in revenue and pre-tax earnings of $2 million for the year ended December 31, 2011.

DPL Operating Revenue Adjustment

During 2012, DPL recorded an adjustment to correct an overstatement of unbilled revenue in its natural gas distribution business related to prior periods. The adjustment resulted in a decrease in Operating revenue of $1 million for the year ended December 31, 2012.

DPL Default Electricity Supply Revenue and Cost Adjustments

During 2011, DPL recorded adjustments to correct certain errors associated with the accounting for Default Electricity Supply revenue and costs. These adjustments primarily arose from the under-recognition of allowed returns on the cost of working capital and resulted in a pre-tax decrease in Other operation and maintenance expense of $11 million for the year ended December 31, 2011.

ACE BGS Deferred Electric Service Costs Adjustments

In 2012, ACE recorded an adjustment to correct errors associated with its calculation of deferred electric service costs. This adjustment resulted in an increase of $3 million to deferred electric service costs, all of which relates to periods prior to 2012.

Operating Expenses

During 2010, Pepco recorded an adjustment to correct certain errors related to other taxes which resulted in a decrease to Other taxes expense of $5 million (pre-tax) for the year ended December 31, 2010.

As further described in Note (9), "Property, Plant and Equipment," in the fourth quarter of 2010, PHI recorded an accrual of $4 million for the obligations associated with the planned deactivation of Pepco Energy Services' two oil-fired generating facilities. Of this amount, $1 million should have been recorded in each of 2009, 2008 and 2007.

Income Tax Expense Related to Continuing Operations

During 2011, PHI recorded adjustments to correct certain income tax errors related to prior periods associated with the interest on uncertain tax positions. The adjustment resulted in an increase in income tax expense of $2 million for the year ended December 31, 2011.

During 2010, PHI recorded an adjustment to correct certain income tax errors related to prior periods. The adjustment resulted in a decrease in income tax expense of $5 million for the year ended December 31, 2010.

(3) NEWLY ADOPTED ACCOUNTING STANDARDS

Goodwill (ASC 350)

The FASB issued new guidance that changes the annual and interim assessments of goodwill for impairment. The new guidance modifies the required annual impairment test by giving entities the option to perform a qualitative assessment of whether it is more likely than not that goodwill is impaired before performing a quantitative assessment. The new guidance also amends the events and circumstances that entities should assess to determine whether an interim quantitative impairment test is necessary. As of January 1, 2012, PHI has adopted the new guidance and concluded it did not have a material impact on its consolidated financial statements.

Fair Value Measurements and Disclosures (ASC 820)

The FASB issued new guidance on fair value measurement and disclosures that was effective beginning with PHI's March 31, 2012 consolidated financial statements. The new measurement guidance did not have a material impact on PHI's consolidated financial statements and the new disclosure requirements are in Note (15), "Fair Value Disclosures," of PHI's consolidated financial statements.

Comprehensive Income (ASC 220)

The FASB issued new disclosure requirements for reporting comprehensive income that were effective beginning with PHI's March 31, 2012 consolidated financial statements. PHI did not have to change the presentation of its comprehensive income because it had already reported comprehensive income in two separate but consecutive statements of income and comprehensive income. PHI also has provided the new required disclosures of the income tax effects of items in other comprehensive income and amounts reclassified from other comprehensive income to income on a quarterly basis in Note (17), "Accumulated Other Comprehensive Loss."

(4) RECENTLY ISSUED ACCOUNTING STANDARDS, NOT YET ADOPTED

Balance Sheet (ASC 210)

The FASB issued new disclosure requirements for derivatives that will include information about the gross exposures of the instruments and the net exposure of the instruments under contractual netting arrangements, how the exposures are presented in the financial statements, and the terms and conditions of the contractual netting arrangements. The new disclosures are effective beginning with PHI's March 31, 2013 consolidated financial statements. PHI does not expect this guidance to have a material impact on its consolidated financial statements.

Comprehensive Income (ASC 220)

In February 2013, the FASB issued new disclosure requirements for reclassifications from accumulated other comprehensive income. The new disclosure requirements are effective for PHI beginning with its March 31, 2013 consolidated financial statements and will require PHI to present additional information about its reclassifications from accumulated other comprehensive income in a single footnote or on the face of its consolidated financial statements. The additional information required to be disclosed will include a presentation of the components of accumulated other comprehensive income that have been reclassified by source (e.g., commodity derivatives), and the income statement line item (e.g., Fuel and purchased energy) affected by the reclassification. PHI does not expect this guidance to have a material impact on its consolidated financial statements.

(5) SEGMENT INFORMATION

Pepco Holdings' management has identified its operating segments at December 31, 2012 as Power Delivery, Pepco Energy Services and Other Non-Regulated. In the tables below, the Corporate and Other column is included to reconcile the segment data with consolidated data and includes unallocated Pepco Holdings' (parent company) capital costs, such as financing costs. Segment financial information for continuing operations for the years ended December 31, 2012, 2011 and 2010, is as follows:

	Year Ended December 31, 2012 *(millions of dollars)*				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other [a]	PHI Consolidated
Operating Revenue	$ 4,378	$ 662	$ 52	$ (11)	$ 5,081
Operating Expenses [b]	3,847	634[c]	(34)[d]	(36)	4,411
Operating Income	531	28	86	25	670
Interest Income	1	1	4	(5)	1
Interest Expense	219	1	11	34	265
Impairment Losses	—	—	(1)	—	(1)
Other Income	32	1	—	3	36
Preferred Stock Dividends	—	—	3	(3)	—
Income Tax Expense	110	11	35[e]	—	156
Net Income (Loss) from Continuing Operations	235	18	40[d]	(8)	285
Total Assets	12,149	362	1,361	1,904	15,776
Construction Expenditures	$ 1,168	$ 11	$ —	$ 37	$ 1,216

[a] Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to Power Delivery for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit Power Delivery. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Corporate and Other includes intercompany amounts of $(11) million for Operating Revenue, $(10) million for Operating Expenses, $(21) million for Interest Income, $(18) million for Interest Expense and $(3) million for Preferred Stock Dividends.

[b] Includes depreciation and amortization expense of $454 million, consisting of $416 million for Power Delivery, $14 million for Pepco Energy Services, $2 million for Other Non-Regulated and $22 million for Corporate and Other.

[c] Includes impairment losses of $12 million pre-tax ($7 million after-tax) at Pepco Energy Services associated primarily with investments in landfill gas-fired electric generation facilities, and the combustion turbines at Buzzard Point.

[d] Includes $39 million pre-tax ($9 million after-tax) gain from the early termination of finance leases held in trust.

[e] Includes a $16 million charge related to the recognition of the tax consequences associated with the early termination of finance leases held in trust.

	Year Ended December 31, 2011				
	(millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other [a]	PHI Consolidated
Operating Revenue	$ 4,650	$ 1,269	$ 48	$ (16)	$ 5,951
Operating Expenses [b]	4,150	1,237	(30)[c]	(43)	5,314
Operating Income	500	32	78	27	637
Interest Income	1	1	4	(5)	1
Interest Expense	208	3	13	30	254
Impairment Losses	—	—	—	(5)	(5)
Other Income (Expenses)	29	3	(4)	2	30
Preferred Stock Dividends	—	—	3	(3)	—
Income Tax Expense [d]	112	9	27	1	149
Net Income (Loss) from Continuing Operations	210	24	35[c]	(9)	260
Total Assets	11,008	565	1,499	1,838	14,910
Construction Expenditures	$ 888	$ 14	$ —	$ 39	$ 941

[a] Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to Power Delivery for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit Power Delivery. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Corporate and Other includes intercompany amounts of $(16) million for Operating Revenue, $(15) million for Operating Expense, $(22) million for Interest Income, $(22) million for Interest Expense, and $(3) million for Preferred Stock Dividends.

[b] Includes depreciation and amortization expense of $426 million, consisting of $394 million for Power Delivery, $17 million for Pepco Energy Services, $2 million for Other Non-Regulated, and $13 million for Corporate and Other.

[c] Includes $39 million pre-tax ($3 million after-tax) gain from the early termination of cross-border energy leases held in trust.

[d] Includes tax benefits of $14 million for Power Delivery primarily associated with an interest benefit related to federal tax liabilities and a $22 million charge for Other Non-Regulated related to the recognition of the tax consequences associated with the early termination of cross-border energy leases held in trust.

	Year Ended December 31, 2010				
	(millions of dollars)				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other [a]	PHI Consolidated
Operating Revenue	$ 5,114	$ 1,884	$ 54	$ (12)	$ 7,040
Operating Expenses [b][c]	4,611[d]	1,813	6	(14)	6,416
Operating Income	503	71	48	2	624
Interest Income	2	1	3	(6)	—
Interest Expense	207	16	12	71	306
Other Income (Expenses)	20	2	(2)	1	21
Loss on Extinguishment of Debt	—	—	—	(189)[e]	(189)
Preferred Stock Dividends	—	—	3	(3)	—
Income Tax Expense (Benefit)	112[f]	22	9	(132)[g]	11
Net Income (Loss) from Continuing Operations	206	36	25	(128)	139
Total Assets	10,621	623	1,537	1,582	14,363
Construction Expenditures	$ 765	$ 7	$ —	$ 30	$ 802

[a] Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to Power Delivery for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit Power Delivery. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Corporate and Other includes intercompany amounts of $(12) million for Operating Revenue, $(10) million for Operating Expense, $(36) million for Interest Income, $(36) million for Interest Expense, and $(3) million for Preferred Stock Dividends.

[b] Includes depreciation and amortization expense of $393 million, consisting of $357 million for Power Delivery, $24 million for Pepco Energy Services, $1 million for Other Non-Regulated, and $11 million for Corporate and Other.

[c] Includes restructuring charge of $30 million, consisting of $29 million for Power Delivery and $1 million for Corporate and Other.

[d] Includes $11 million expense related to effects of Pepco divestiture-related claims.

[e] Includes $174 million ($104 million after-tax) related to loss on extinguishment of debt and $15 million ($9 million after-tax) related to the reclassification of treasury rate lock losses from AOCL to income related to cash tender offers for debt made in 2010.

[f] Includes $12 million of net Federal and state income tax benefits primarily related to adjustments of accrued interest on uncertain and effectively settled tax positions.

[g] Includes $14 million of state tax benefits resulting from the restructuring of certain PHI subsidiaries and $17 million of state income tax benefits associated with the loss on extinguishment of debt, partially offset by a charge of $3 million to write off deferred tax assets related to the subsidy pursuant to the prescription drug benefit (Medicare Part D) under the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act).

(6) GOODWILL

Substantially all of PHI's $1.4 billion goodwill balance as of December 31, 2012 and 2011 was generated by Pepco's acquisition of Conectiv in 2002 and is allocated entirely to the Power Delivery reporting unit based on the aggregation of its regulated public utility company components for purposes of assessing impairment under FASB guidance on goodwill and other intangibles (ASC 350). PHI's annual impairment test as of November 1, 2012 indicated that goodwill was not impaired.

In order to estimate the fair value of its Power Delivery reporting unit, PHI uses two valuation techniques: an income approach and a market approach. The income approach estimates fair value based on a discounted cash flow analysis using estimated future cash flows and a terminal value that is consistent with Power Delivery's long-term view of the business. This approach uses a discount rate based on the estimated weighted average cost of capital (WACC) for the Power Delivery reporting unit. PHI determines the estimated WACC by considering market-based information for the cost of equity and cost of debt that is appropriate for Power Delivery as of the measurement date. The market approach estimates fair value based on a multiple of earnings before interest, taxes, depreciation, and amortization (EBITDA) that management believes is consistent with EBITDA multiples for comparable utilities. PHI has consistently used this valuation framework to estimate the fair value of Power Delivery.

The estimation of fair value is dependent on a number of factors that are derived from the Power Delivery reporting unit's business forecast, including but not limited to interest rates, growth assumptions, returns on rate base, operating and capital expenditure requirements, and other factors, changes in which could materially affect the results of impairment testing. Assumptions used in the models were consistent with historical experience, including assumptions concerning the recovery of operating costs and capital expenditures. Sensitive, interrelated and uncertain variables that could decrease the estimated fair value of the Power Delivery reporting unit include utility sector market performance, sustained adverse business conditions, changes in forecasted revenues, higher operating and maintenance capital expenditure requirements, a significant increase in the cost of capital and other factors.

In addition to estimating the fair value of its Power Delivery reporting unit, PHI estimated the fair value of its other reporting units (Pepco Energy Services and Other Non-Regulated) at November 1, 2012. The sum of the fair value of all reporting units was reconciled to PHI's market capitalization at November 1, 2012 to corroborate estimates of the fair value of its reporting units. The sum of the estimated fair values of all reporting units exceeded the market capitalization of PHI at November 1, 2012. PHI believes that the excess of the estimated fair value of PHI's reporting units as compared to PHI's market capitalization reflects a control premium that is reasonable when compared to control premiums observed in historical acquisitions in the utility industry and giving consideration to the current economic environment.

PHI's gross amount of goodwill, accumulated impairment losses and carrying amount of goodwill for the years ended December 31, 2012 and 2011 were as follows:

	2012			2011		
	Gross Amount	Accumulated Impairment Losses	Carrying Amount	Gross Amount	Accumulated Impairment Losses	Carrying Amount
	(millions of dollars)					
Beginning balance as of January 1	$ 1,425	$ 18	$ 1,407	$ 1,425	$ 18	$ 1,407
Impairment losses	—	—	—	—	—	—
Ending balance as of December 31	$ 1,425	$ 18	$ 1,407	$ 1,425	$ 18	$ 1,407

(7) REGULATORY MATTERS

Regulatory Assets and Regulatory Liabilities

The components of Pepco Holdings' regulatory asset and liability balances at December 31, 2012 and 2011 are as follows:

	2012	2011
	(millions of dollars)	
Regulatory Assets		
Pension and OPEB costs [a]	$ 1,171	$ 1,037
Securitized stranded costs [a]	416	481
Smart Grid [a]	229	142
Deferred energy supply costs [a]	183	126
Recoverable income taxes	177	145
Incremental storm restoration costs	89	28
MAPP abandonment costs [a]	88	—
Deferred debt extinguishment costs [a]	53	57
Recoverable workers compensation and long-term disability costs	31	34
Deferred losses on gas derivatives	4	17
Other	173	129
Total Regulatory Assets	$ 2,614	$ 2,196
Regulatory Liabilities		
Asset removal costs	$ 324	$ 388
Deferred energy supply costs	78	33
Deferred income taxes due to customers	45	48
Excess depreciation reserve	11	26
Other	43	31
Total Regulatory Liabilities	$ 501	$ 526

[a] A return is generally earned on these deferrals.

A description for each category of regulatory assets and regulatory liabilities follows:

Pension and OPEB Costs: Represents unrecognized net actuarial losses, prior service cost (credit) and transition liability for Pepco Holdings' defined benefit pension and other postretirement benefit (OPEB) plans that are expected to be recovered by Pepco, DPL and ACE in rates. The utilities have historically included these items as a part of its cost of service in its customer rates. This regulatory asset is adjusted at least annually when the funded status of Pepco Holdings' defined benefit pension and OPEB plans are re-measured. See Note (10), "Pension and Other Postretirement Benefits," for more information about the components of the unrecognized pension and OPEB costs.

Securitized Stranded Costs: Certain contract termination payments under a contract between ACE and an unaffiliated NUG and costs associated with the regulated operations of ACE's electricity generation business are no longer recoverable through customer rates (collectively referred to as "stranded costs"). The stranded costs are amortized over the life of Transition Bonds issued by ACE Funding to securitize the recoverability of these stranded costs. These bonds mature between 2013 and 2023. A customer surcharge is collected by ACE to fund principal and interest payments on the Transition Bonds.

Smart Grid: Represents AMI costs associated with the installation of smart meters and the early retirement of existing meters throughout Pepco's and DPL's service territories that are recoverable from customers. Approval of AMI has been deferred by the NJBPU for ACE in New Jersey.

Deferred Energy Supply Costs: The regulatory asset represents primarily deferred costs associated with a net under-recovery of Default Electricity Supply costs incurred by Pepco, DPL and ACE that are probable of recovery in rates. The regulatory liability represents primarily deferred costs associated with a net over-recovery of Default Electricity Supply costs incurred that will be refunded by Pepco, DPL and ACE to customers.

Recoverable Income Taxes: Represents amounts recoverable from Power Delivery's customers for tax benefits applicable to utility operations of Pepco, DPL and ACE previously recognized in income tax expense before the companies were ordered to account for the tax benefits as deferred income taxes. As the temporary differences between the financial statement basis and tax basis of assets reverse, the deferred recoverable balances are reversed.

Incremental Storm Restoration Costs: Represents total incremental storm restoration costs incurred for repair work due to major storm events in 2012 and 2011, including Hurricane Sandy, the June 2012 derecho, Hurricane Irene and the 2011 severe winter storm (for Pepco), for which recovery through regulated utility rates is considered probable in the Maryland and New Jersey jurisdictions. Pepco's and DPL's costs related to Hurricane Irene and Pepco's costs related to the 2011 severe winter storm are being amortized and recovered in rates over a five-year period. ACE's costs related to Hurricane Irene are being amortized and recovered in rates over a three-year period.

MAPP Abandonment Costs: Represents the probable recovery of abandoned costs prudently incurred in connection with the Mid-Atlantic Power Pathway (MAPP) project which was terminated by PJM on August 24, 2012. The regulatory asset includes the costs of land, land rights, supplies and materials, engineering and design, environmental services, and project management and administration. The regulatory asset will be reduced as the result of sale or alternative use of these assets. These assets are currently earning a return of 12.8%.

Deferred Debt Extinguishment Costs: Represents the costs of debt extinguishment of Pepco, DPL and ACE associated with issuances of debt for which recovery through regulated utility rates is considered probable, and if approved, will be amortized to interest expense during the authorized rate recovery period.

Recoverable Workers' Compensation and Long-Term Disability Costs: Represents accrued workers' compensation and long-term disability costs for Pepco, which are recoverable from customers when actual claims are paid to employees.

Deferred Losses on Gas Derivatives: Represents losses associated with hedges of natural gas purchases that are recoverable through the Gas Cost Rate approved by the DPSC.

Other: Represents miscellaneous regulatory assets that generally are being amortized over 1 to 20 years.

Asset Removal Costs: The depreciation rates for Pepco and DPL include a component for removal costs, as approved by the relevant federal and state regulatory commissions. Accordingly, Pepco and DPL have recorded regulatory liabilities for their estimate of the difference between incurred removal costs and the amount of removal costs recovered through depreciation rates.

Deferred Income Taxes Due to Customers: Represents the portions of deferred income tax assets applicable to utility operations of Pepco and DPL that have not been reflected in current customer rates for which future payment to customers is probable. As the temporary differences between the financial statement basis and tax basis of assets reverse, deferred recoverable income taxes are amortized.

Excess Depreciation Reserve: The excess depreciation reserve was recorded as part of an ACE New Jersey rate case settlement. This excess reserve is the result of a change in estimated depreciable lives and a change in depreciation technique from remaining life to whole life that caused an over-recovery for depreciation expense from customers when the remaining life method had been used. The excess is being amortized as a reduction in Depreciation and amortization expense over an 8.25 year period, which began in June 2005 and expires in 2013.

Other: Includes miscellaneous regulatory liabilities.

Rate Proceedings

Over the last several years, PHI's utility subsidiaries have proposed in each of their respective jurisdictions the adoption of a mechanism to decouple retail distribution revenue from the amount of power delivered to retail customers. To date:

- A BSA was approved and implemented for Pepco and DPL electric service in Maryland and for Pepco electric service in the District of Columbia. In October 2012, the MPSC modified the BSA so that a BSA surcharge is not permitted to be collected for revenues lost during the first 24 hours of a major storm. For further information on the BSA in Maryland, see "Maryland – BSA Proceeding" below.
- A modified fixed variable rate design (MFVRD) for DPL electric and natural gas service in Delaware is under consideration by the DPSC.
- In New Jersey, a BSA proposed by ACE in 2009 was not approved and there is no BSA proposal currently pending.

Under the BSA, customer distribution rates are subject to adjustment (through a credit or surcharge mechanism), depending on whether actual distribution revenue per customer exceeds or falls short of the revenue-per-customer amount approved by the applicable public service commission. The MFVRD under consideration by the DPSC in Delaware provides for a fixed customer charge (i.e., not tied to the customer's volumetric consumption of electricity or natural gas) to recover the utility's fixed costs, plus a reasonable rate of return. Although different from the BSA, PHI views the MFVRD as an appropriate distribution revenue decoupling mechanism.

In an effort to reduce the shortfall in revenues due to the delay in time or lag between when costs are incurred and when they are reflected in rates (regulatory lag), Pepco and DPL had proposed, in each of their respective jurisdictions, (i) a reliability investment recovery mechanism (RIM) to recover reliability-related capital expenditures incurred between base rate cases, and (ii) the use of fully forecasted test years in future rate cases (which reflect forward-looking costs in lieu of costs incurred over historical test years, and if approved, would be more reflective of current costs and would mitigate the effects of regulatory lag). These proposals were generally not adopted in any of the jurisdictions in which they were filed, as discussed below in connection with the discussions of Pepco's and DPL's respective electric distribution base rate proceedings.

<u>Delaware</u>

Gas Cost Rates

DPL makes an annual Gas Cost Rate (GCR) filing with the DPSC for the purpose of allowing DPL to recover natural gas procurement costs through customer rates. In August 2011, DPL made its 2011 GCR filing. The filing included the second year of the effect of a two-year amortization of under-recovered gas costs proposed by DPL in its 2010 GCR filing (the settlement approved by the DPSC in its 2010 GCR case included only the first year of the proposed two-year amortization). The rates proposed in the 2011 GCR would result in a GCR decrease of approximately 5.6%. On August 21, 2012, the DPSC issued a final order approving the rates as filed.

In August 2012, DPL made its 2012 GCR filing. The rates proposed in the 2012 GCR would result in a GCR decrease of approximately 22.3%. On September 18, 2012, the DPSC issued an order allowing DPL to place the new rates into effect on November 1, 2012, subject to refund and pending final DPSC approval.

Electric Distribution Base Rates

In December 2011, DPL submitted an application with the DPSC to increase its electric distribution base rates. The filing sought approval of an annual rate increase of approximately $31.8 million, based on a requested return on equity (ROE) of 10.75%, and requested approval of implementation of the MFVRD. The filing included a request for DPSC approval of a RIM and the use of fully forecasted test years in future DPL rate cases. In January 2012, the DPSC entered an order suspending the full increase and allowing a temporary rate increase of $2.5 million to go into effect on January 31, 2012, subject to refund and pending final DPSC approval. In July 2012, in accordance with an agreement with DPSC staff, DPL placed an additional $22.3 million of the requested rate increase into effect, also subject to refund and pending final DPSC order. On November 29, 2012, the DPSC approved a proposed settlement agreement entered into by DPL and the other parties to the proceeding that provides for an annual rate increase of $22 million, based on an ROE of 9.75%. The settlement agreement also permits DPL to collect from its standard offer service (SOS) customers (retail customers who do not elect to purchase electricity from a competitive supplier but instead purchase such electricity from DPL at regulated rates) approximately $3.4 million related to various state and local taxes that were assessed upon DPL's SOS customers, but actually paid by DPL rather than by the SOS customers upon whom they were assessed. These taxes would be collected over a three-year period. In addition, the settlement agreement allows for the phase-in of the recovery of costs associated with DPL's AMI system. The settlement agreement does not include approval of a RIM or the use of fully forecasted test years in future DPL rate cases, but it does provide that the parties will meet and discuss alternate regulatory methodologies for the mitigation of regulatory lag. DPL refunded the billed amounts that exceeded the increase approved by the DPSC in February 2013.

Gas Distribution Base Rates

On December 7, 2012, DPL submitted an application with the DPSC to increase its natural gas distribution base rates. The filing seeks approval of an annual rate increase of approximately $12.2 million, based on a requested ROE of 10.25%. The requested rate increase is for the purposes of recovering expenses associated with DPL's ongoing efforts to maintain safe and reliable service and to provide enhanced customer service technology. In January 2013, the DPSC suspended the full proposed increase and, as permitted by state law, DPL implemented an interim increase of $2.5 million on February 5, 2013, subject to refund and pending final DPSC approval. In compliance with state law and DPSC regulations, DPL also is requesting from the DPSC approval of a Utility Facilities Relocation Charge rider for recovery of future costs associated with the relocation of certain gas delivery service facilities that may be requested by the Delaware Department of Transportation. A final DPSC decision is expected by the third quarter of 2013.

District of Columbia

In July 2011, Pepco filed an application with the DCPSC to increase its electric distribution base rates by approximately $42 million annually (subsequently reduced to approximately $39 million), based on a requested ROE of 10.75%, of which approximately $9 million was sought so that Pepco could recover its costs associated with the AMI system. The filing included a request for DCPSC approval of a RIM and the use of fully forecasted test years in future Pepco rate cases. On September 26, 2012, the DCPSC issued its decision approving a rate increase of $24 million, based on an ROE of 9.5%, of which approximately $9 million allows Pepco to recover costs associated with the AMI system. The DCPSC denied Pepco's request for approval of a RIM, and reserved final judgment on the appropriateness of the use by Pepco of a fully forecasted test year in future rate cases. In addition, the DCPSC approved an adjustment by Pepco to normalize operation and maintenance expenses associated with storm restoration efforts to its three-year average, but added approximately $2 million of costs associated with Hurricane Irene from August 2011 in the calculation of the three-year average storm costs.

Maryland

DPL Electric Distribution Base Rates

In December 2011, DPL submitted an application with the MPSC to increase its electric distribution base rates. The filing sought approval of an annual rate increase of approximately $25.2 million (subsequently reduced by DPL to $23.5 million), based on a requested ROE of 10.75%. The filing included a request for MPSC approval of a RIM and the use of fully forecasted test years in future DPL rate cases. In July 2012, the MPSC issued an order approving an annual rate increase of approximately $11.3 million, based on an ROE of 9.81%. The MPSC reduced DPL's depreciation rates, which is expected to lower annual depreciation and amortization expenses by an estimated $4.1 million. The order did not approve DPL's request to implement a RIM and did not endorse the use by DPL of fully forecasted test years in future rate cases; however, the MPSC did permit an adjustment to DPL's rate base to reflect the actual costs of reliability plant additions outside the test year. The order also authorizes DPL to recover in rates over a five-year period $4.3 million of the $4.6 million of incremental storm restoration costs associated with Hurricane Irene that had been deferred previously as a regulatory asset by DPL. The new revenue rates and lower depreciation rates were effective on July 20, 2012.

Pepco Electric Distribution Base Rates

In December 2011, Pepco submitted an application with the MPSC to increase its electric distribution base rates. The filing sought approval of an annual rate increase of approximately $68.4 million (subsequently reduced by Pepco to $66.2 million), based on a requested ROE of 10.75%. The filing included a request for MPSC approval of a RIM and the use of fully forecasted test years in future Pepco rate cases. In July 2012, the MPSC issued an order approving an annual rate increase of approximately $18.1 million, based on an ROE of 9.31%. The MPSC also directed Pepco to reduce the amount of the rate increase by approximately $1.6 million, the annual costs of certain energy advisory programs, resulting in a final rate increase of approximately $16.5 million. Pepco would be required to seek recovery of these annual costs through the EmPower Maryland Program (a demand-side management program) surcharge. The MPSC reduced Pepco's depreciation rates, which is expected to lower annual depreciation and amortization expenses by an estimated $27.3 million. The order did not approve Pepco's request to implement a RIM and did not endorse the use by Pepco of fully forecasted test years in future rate cases; however, the MPSC did permit an adjustment to Pepco's rate base to reflect the actual costs of reliability plant additions outside the test year. The order authorizes Pepco to recover in rates over a five-year period $18.5 million of incremental storm restoration costs associated with major weather events in 2011, including $9.7 million of the $9.9 million of incremental storm restoration costs associated with Hurricane Irene that had been deferred previously as a regulatory asset by Pepco and $8.8 million of incremental storm restoration costs incurred by Pepco associated with a severe winter storm in the first quarter of 2011 that had been expensed previously through other operation and maintenance expense in 2011. The incremental storm restoration costs of $8.8 million were reversed and deferred as a regulatory asset in the third quarter of 2012. The order also authorizes Pepco to recover the actual cost of AMI meters installed during the test year and states that cost recovery for AMI deployment will only be allowed in future rate cases in which Pepco demonstrates that the system is proven to be cost effective. The new revenue rates and lower depreciation rates were effective on July 20, 2012. The Maryland Office of People's Counsel has sought rehearing on the portion of the order allowing Pepco to recover the costs of installed AMI meters; that motion remains pending.

On November 30, 2012, Pepco submitted an application with the MPSC to increase its electric distribution base rates. The filing seeks approval of an annual rate increase of approximately $60.8 million, based on a requested ROE of 10.25%. The requested rate increase is for the purpose of recovering reliability enhancements to serve Maryland customers. Pepco also proposes a three-year Grid Resiliency surcharge for recovery of costs totaling approximately $192 million associated with its plan to accelerate investments in infrastructure in a condensed timeframe. Acceleration of resiliency improvements is one of several recommendations included in a September 2012 report from Maryland's Grid Resiliency Task Force (as discussed below). The surcharge, if approved, would become effective January 1, 2014 and would be implemented as a rider that is separate from base rates and would include a return on investment. Specific projects under Pepco's plan include acceleration of its tree-trimming cycle, upgrade of 12 additional feeders per year for two years and undergrounding of six distribution feeders. In addition, Pepco proposes a reliability performance-based mechanism that would allow Pepco to earn up to $1 million as an incentive for meeting enhanced reliability goals in 2015, but provides a credit to customers of up to $1 million in total if Pepco does not meet at least the minimum targets. Pepco requests that any credits/charges would flow through the proposed Grid Resiliency Charge rider. An MPSC decision is expected by the end of the second quarter of 2013.

BSA Proceeding

As in effect for electric utilities in Maryland prior to October 26, 2012, including Pepco and DPL, a utility was not permitted to collect a BSA surcharge for distribution revenues lost as a result of major storm outages, beginning 24 hours after the commencement of a major storm, if electric service is not restored to the pre-major storm levels within 24 hours of the start of the storm. On October 26, 2012, the MPSC issued an order that no longer permits certain Maryland utilities, including Pepco and DPL, to collect a BSA surcharge for revenues lost during the first 24 hours of a major storm.

New Jersey

Electric Distribution Base Rates

In August 2011, ACE filed a petition with the NJBPU to increase its electric distribution rates by the net amount of approximately $54.6 million (which was increased to approximately $74.3 million on February 24, 2012, to reflect the 2011 test year), based on a requested ROE of 10.75%. The modified net increase consists of a rate increase proposal of approximately $90.3 million, less a deduction from base rates of approximately $16 million through a credit rider expected to expire August 31, 2013, which is designed to refund to customers certain excess depreciation reserve funds as previously directed by the NJBPU (the Excess Depreciation Rider). ACE also proposed an increase of approximately $6.3 million in sales-and-use taxes related to the increase in base rates. On October 23, 2012, the NJBPU approved a stipulation of settlement signed by the parties (the New Jersey Settlement), which provides for an annual increase in ACE's electric distribution base rates by the net amount of approximately $28 million, based on an ROE that, as part of the overall settlement, is deemed to be 9.75%. The net increase consists of a rate increase of approximately $44 million, less a deduction from base rates of approximately $16 million through the Excess Depreciation Rider. Upon expiration of the Excess Depreciation Rider, ACE will not realize an increase in operating income because the resulting increase in revenues will be offset by a substantially equivalent increase in depreciation expense. The New Jersey Settlement also provides for an increase of approximately $2 million in sales-and-use taxes related to the increase in base rates, and allows ACE to fully amortize over a three-year period the approximately $7.7 million in costs incurred as a result of Hurricane Irene in August 2011. The new rates became effective for utility services rendered on and after November 1, 2012.

On December 11, 2012, ACE filed with the NJBPU an application, updated on January 4, 2013, to increase its electric distribution base rates by approximately $70.4 million (excluding sales-and-use taxes), based on a requested ROE of 10.25%. This proposed net increase was comprised of (i) a proposed increase to ACE's distribution rates of approximately $72.1 million and (ii) a net decrease to ACE's Regulatory Asset Recovery Charge (costs associated with deferred, NJBPU-approved expenses incurred as part of ACE's obligation to serve the public) in the amount of approximately $1.7 million. The requested rate increase is for the purposes of continuing to implement reliability-related investments, recovering system restoration costs associated with the June derecho storm and Hurricane Sandy, and providing an opportunity to earn a reasonable rate of return on its investment. An NJBPU decision is expected by the fourth quarter of 2013.

Infrastructure Investment Program

In July 2009, the NJBPU approved certain rate recovery mechanisms in connection with ACE's Infrastructure Investment Program (the IIP). In exchange for the increase in infrastructure investment, the NJBPU, through the IIP, allowed recovery by ACE of its infrastructure investment capital expenditures through a special rate outside the normal rate recovery mechanism of a base rate filing. The IIP was designed to stimulate the New Jersey economy and provide incremental employment in ACE's service territory by increasing the infrastructure expenditures to a level above otherwise normal budgeted levels. In an October 18, 2011 petition (subsequently amended December 16, 2011) filed with the NJBPU, ACE requested an extension and expansion to the IIP. The New Jersey Settlement approved by the NJBPU provided for full cost recovery of ACE's initial IIP, as approved by the NJBPU in 2009, but required ACE to withdraw its request for extension and expansion to the IIP, without prejudice to file such request again in the future. On November 8, 2012, ACE withdrew its request for extension and expansion to the IIP.

Update and Reconciliation of Certain Under-Recovered Balances

In February 2012, ACE filed a petition with the NJBPU seeking to reconcile and update (i) charges related to the recovery of above-market costs associated with ACE's long-term power purchase contracts with the NUGs, (ii) costs related to surcharges for the New Jersey Societal Benefit Program (a statewide public interest program for low income customers) and ACE's uncollected accounts, and (iii) operating costs associated with ACE's residential appliance cycling program. The filing proposed to recover the projected deferred under-recovered balance related to the NUGs of $113.8 million as of May 31, 2012 through a four-year amortization schedule. The net impact of adjusting the charges as proposed (consisting of both the annual impact of the proposed four-year amortization of the historical under-recovered NUG balances and the going-forward cost recovery of all the other charges for the period June 1, 2012 through May 31, 2013, and including associated changes in sales-and-use taxes) is an overall annual rate increase of approximately $55.3 million. In June 2012, the NJBPU approved a stipulation of settlement signed by the parties, which provided for provisional rates that went into effect on July 1, 2012. The rates are deemed "provisional" because ACE's filing will not be updated for actual revenues and expenses (if necessary) for May and June 2012 until after July 1, 2012, and a review of the final underlying costs for reasonableness and prudence will be completed after such filing.

MPSC New Generation Contract Requirement

In September 2009, the MPSC initiated an investigation into whether the EDCs in Maryland should be required to enter into long-term contracts with entities that construct, acquire or lease, and operate, new electric generation facilities in Maryland.

In April 2012, the MPSC issued an order determining that there is a need for one new power plant in the range of 650 to 700 MW beginning in 2015. The order requires certain Maryland EDCs, including Pepco and DPL, to negotiate and enter into a contract with the winning bidder of a competitive bidding process in amounts proportional to their relative SOS loads. Under the contract, the winning bidder will construct a 661 MW natural gas-fired combined cycle generation plant in Waldorf, Maryland, with an expected commercial operation date of June 1, 2015. The order acknowledges certain of the EDCs' concerns about the requirements of the contract and directs them to negotiate with the winning bidder and submit any proposed changes in the contract to the MPSC for approval. The order further specifies that the EDCs entering into the contract will recover the associated costs, in amounts proportional to their relative SOS loads, through surcharges on their respective SOS customers.

In April 2012, a group of generating companies operating in the PJM region filed a complaint in the U.S. District Court for the District of Maryland challenging the MPSC's order on the grounds that it violates the Commerce Clause and the Supremacy Clause of the U.S. Constitution. In May 2012, Pepco, DPL, and other parties filed notices of appeal in circuit courts in Maryland requesting judicial review of the MPSC's order. These appeals have been consolidated in the Circuit Court for Baltimore City and have been stayed pending the issuance of a final order from the MPSC approving the form of contract, including the payment obligations of the utilities in the event the utilities do not recover the costs for such payments from their customers.

Until the final form of the contract with the winning bidder and associated cost recovery are approved, PHI cannot predict (i) the extent of the negative effect that the order and, once finalized, the contract for new generation may have on PHI's, Pepco's and DPL's balance sheets, as well as their respective credit metrics, as calculated by independent rating agencies that evaluate and rate PHI, Pepco and DPL and each of their debt issuances, (ii) the effect on Pepco's and DPL's ability to recover their associated costs of the contract for new generation if a significant number of SOS customers elect to buy their energy from alternative energy suppliers, and (iii) the effect of the order on the financial condition, results of operations and cash flows of each of PHI, Pepco and DPL.

Reliability Task Forces

In July 2012, the Maryland governor signed an Executive Order directing his energy advisor, in collaboration with certain state agencies, to solicit input and recommendations from experts on how to improve the resiliency and reliability of the electric distribution system in Maryland. The resulting Grid Resiliency Task Force issued its report in September 2012, in which it made 11 recommendations. The governor forwarded the report to the MPSC in October 2012, urging the MPSC to quickly implement the first four recommendations: (i) strengthen existing reliability and storm restoration regulations; (ii) accelerate the investment necessary to meet the enhanced metrics; (iii) allow surcharge recovery for the accelerated investment; and (iv) implement clearly defined performance metrics into the traditional ratemaking scheme. Pepco's electric distribution base rate case filed with the MPSC on November 30, 2012, addresses the Grid Resiliency Task Force recommendations. DPL will consider the Grid Resiliency Task Force recommendations in its next electric distribution base rate case expected to be filed with the MPSC in the first quarter of 2013.

In August 2012, the District of Columbia mayor issued an Executive Order establishing the Mayor's Power Line Undergrounding Task Force. The purpose of the Power Line Undergrounding Task Force is to pool the collective resources available in the District of Columbia to produce an analysis of the technical feasibility, infrastructure options and reliability implications of undergrounding new or existing overhead distribution facilities in the District of Columbia. These resources include legislative bodies, regulators, utility personnel, experts and other parties who could contribute in a meaningful way to the Power Line Undergrounding Task Force. The options that are available for financing these efforts are also to be evaluated to identify required legislative or regulatory actions to implement these recommendations. The results of this analysis are intended to help determine the path forward for these types of infrastructure improvements and additions. A written report from the Power Line Undergrounding Task Force setting forth the findings and recommendations was originally due on January 31, 2013 but has been extended to early March 2013.

ACE Standard Offer Capacity Agreements

In April 2011, ACE entered into three SOCAs by order of the NJBPU, each with a different generation company, as more fully described in Note (2), "Significant Accounting Policies – Consolidation of Variable Interest Entities – ACE Standard Offer Capacity Agreements" and Note (14), "Derivative Instruments and Hedging Activities." ACE and the other New Jersey EDCs entered into the SOCAs under protest based on concerns about the potential cost to distribution customers. The dispute is pending before the NJBPU and has been referred to an Administrative Law Judge for further consideration.

In February 2011, ACE joined other plaintiffs in an action filed in the U.S. District Court for the District of New Jersey challenging the constitutionality of the New Jersey law under which the SOCAs were established. In September 2012, the District Court denied motions for summary judgment filed by ACE and the other plaintiffs, as well as cross-motions filed by defendants. The litigation remains pending and trial is tentatively scheduled to begin in March 2013.

MAPP Project

On August 24, 2012, the board of PJM terminated the MAPP project and removed it from PJM's regional transmission expansion plan. PHI had been directed to construct the MAPP project, a 152-mile high-voltage interstate transmission line, to address the reliability needs of the region's transmission system.

As of December 31, 2012, PHI's total capital expenditures related to the MAPP project were approximately $102 million. In a 2008 FERC order approving incentives for the MAPP project, FERC authorized the recovery of prudently incurred abandoned costs in connection with the MAPP project. Consistent with this order, on December 21, 2012, PHI submitted a filing to FERC seeking recovery of approximately $88 million of abandoned MAPP capital expenditures. The FERC filing addressed, among other things, the prudence of the recoverable costs incurred, the proposed period over which the abandoned costs are to be amortized and the rate of return on these costs during the recovery period. Various protests have been submitted in response to the December 21, 2012 filing, arguing, among other things, that FERC should disallow a portion of the rate of return involving an incentive adder that would be applied to the abandonment costs, and requesting a hearing on various issues such as the amount of the ROE and the prudence of the costs. PHI cannot at this time estimate when a final FERC decision in this proceeding will be issued.

As of December 31, 2012, PHI had placed in service approximately $11 million of its total capital expenditures with respect to the MAPP project, which represented upgrades of existing substation assets that were expected to support the MAPP transmission line, transferred approximately $3 million of materials to inventories for use on other projects and reclassified the remaining approximately $88 million of capital expenditures to a regulatory asset. The regulatory asset includes the costs of land, land rights, supplies and materials, engineering and design, environmental services, and project management and administration. PHI intends to reduce the regulatory asset by any amounts recovered from the sale or alternative use of the land, land rights, supplies and materials.

(8) LEASING ACTIVITIES

Investment in Finance Leases Held in Trust

PHI has a portfolio of cross-border energy lease investments (the lease portfolio) consisting of hydroelectric generation facilities, coal-fired electric generation facilities and natural gas distribution networks located outside of the United States. Each lease investment is comprised of a number of leases. As of December 31, 2012 and 2011, the lease portfolio consisted of six and seven investments with a net investment value of $1.2 billion and $1.3 billion, respectively.

The components of the cross-border energy lease investments as of December 31, are summarized below:

	2012	2011
	(millions of dollars)	
Scheduled lease payments to PHI, net of non-recourse debt	$1,852	$2,120
Less: Unearned and deferred income	(615)	(771)
Investment in finance leases held in trust	1,237	1,349
Less: Deferred income tax liabilities	(756)	(793)
Net investment in finance leases held in trust	$ 481	$ 556

Income recognized from cross-border energy lease investments, excluding the gains on the terminated leases discussed below, was comprised of the following for the years ended December 31:

	2012	2011	2010
	(millions of dollars)		
Pre-tax income from PHI's cross-border energy lease investments (included in Other Revenue)	$ 50	$ 55	$ 55
Non-cash charge to reduce carrying value of PHI's cross-border energy lease investments	—	(7)	(2)
Pre-tax income from PHI's cross-border energy lease investments after adjustment	50	48	53
Income tax expense related to PHI's cross-border energy lease investments	10	10	14
Net income from PHI's cross-border energy lease investments	$ 40	$ 38	$ 39

During 2012, PHI entered into early termination agreements with two lessees involving all of the leases comprising one of the seven remaining lease investments. The early terminations of the leases were negotiated at the request of the lessees. PHI received net cash proceeds of $202 million (net of a termination payment of $520 million used to retire the non-recourse debt associated with the terminated leases) and recorded a pre-tax gain of $39 million, representing the excess of the net cash proceeds over the carrying value of the lease investments.

During 2011, PHI entered into early termination agreements with two lessees involving all of the leases comprising one of the original eight lease investments and a small portion of the leases comprising a second lease investment. The early terminations of the leases were negotiated at the request of the lessees. PHI received net cash proceeds of $161 million (net of a termination payment of $423 million used to retire the non-recourse debt associated with the terminated leases) and recorded a pre-tax gain of $39 million, representing the excess of the net cash proceeds over the carrying value of the lease investments.

With respect to the terminated leases, PHI had previously made certain business assumptions regarding foreign investment opportunities available at the end of the full lease terms. Because the leases were terminated in each case earlier than full term, management decided not to pursue these opportunities and recognized the related tax consequences by recording income tax charges in the amounts of $16 million and $22 million for the years ended December 31, 2012 and 2011, respectively. The after-tax gains on the lease terminations were $9 million and $3 million for the years ended December 31, 2012 and 2011, respectively, including the income tax charges discussed above and an income tax provision at the statutory Federal rate of $14 million for each early lease termination. As of December 31, 2012, PHI had no intent to terminate early any other leases in the lease portfolio and maintained its assertion that the foreign earnings recognized at the end of the lease term with respect to certain of these remaining leases will remain invested abroad. See Note (20), "Subsequent Event," regarding an expected change in management's intent.

PHI is required to assess on a periodic basis the likely outcome of tax positions relating to its cross-border energy lease investments and, if there is a change or a projected change in the timing of the tax benefits generated by the transactions, PHI is required to recalculate the value of its net investment. In that regard, PHI modified its tax cash flow assumptions both in 2011 and 2010 and recorded non-cash pre-tax charges of $7 million and $2 million, respectively, to reduce the carrying value of its net investment. The tax cash flow assumptions changed in 2011 as a result of the enactment of tax regulations in the District of Columbia to implement the mandatory unitary combined reporting method and in 2010 as a result of an overall reassessment of tax cash flow assumptions. These charges as a result of the reassessments were recorded as reductions in cross-border energy lease investment revenue in each of 2011 and 2010.

On January 9, 2013, the U.S. Court of Appeals for the Federal Circuit issued an opinion in *Consolidated Edison Company of New York, Inc. & Subsidiaries v. United States* (to which PHI is not a party) that disallowed tax benefits associated with Consolidated Edison's cross-border lease transaction. As a result of the court's ruling in this case, PHI has determined that it can no longer support its current assessment with respect to the likely outcome of tax positions associated with the cross-border energy lease investments and expects to record an after-tax non-cash charge of between $355 million and $380 million in the first quarter of 2013, consisting of a charge to reduce the carrying value of the cross-border energy lease investments and a charge to reflect the anticipated additional interest expense related to changes in its estimated federal and state income tax obligations for the period over which the tax benefits may be disallowed. While the IRS could require PHI to pay a penalty of up to 20 percent of the amount of additional taxes due, PHI believes that it is more likely than not that no such penalty will be incurred, and therefore no amount for any potential penalty will be included in the charge expected to be recorded in the first quarter of 2013.

For additional information concerning these cross-border energy lease investments, see Note (16), "Commitments and Contingencies – PHI's Cross-Border Energy Lease Investments," and Note (20), "Subsequent Event."

Scheduled lease payments from the cross-border energy lease investments are net of non-recourse debt. Minimum lease payments receivable from the cross-border energy lease investments are zero for each year 2013 through 2017, and $1,237 million thereafter.

To ensure credit quality, PHI regularly monitors the financial performance and condition of the lessees under its cross-border energy lease investments. Changes in credit quality are also assessed to determine if they should be reflected in the carrying value of the leases. PHI compares each lessee's performance to annual compliance requirements set by the terms and conditions of the leases. This includes a comparison of published credit ratings to minimum credit rating requirements in the leases for lessees with public credit ratings. In addition, PHI routinely meets with senior executives of the lessees to discuss their company and asset performance. If the annual compliance requirements or minimum credit ratings are not met, remedies are available under the leases. At December 31, 2012, all lessees were in compliance with the terms and conditions of their lease agreements.

The table below shows PHI's net investment in these leases by the published credit ratings of the lessees as of December 31:

Lessee Rating [a]	2012	2011
	(millions of dollars)	
Rated Entities		
AA/Aa and above	$ 766	$ 737
A	471	612
Total	1,237	1,349
Non Rated Entities	—	—
Total	$1,237	$1,349

[a] Excludes the credit ratings of collateral posted by the lessees in these transactions.

Lease Commitments

Pepco leases its consolidated control center, which is an integrated energy management center used by Pepco to centrally control the operation of its transmission and distribution systems. This lease is accounted for as a capital lease and was initially recorded at the present value of future lease payments, which totaled $152 million. The lease requires semi-annual payments of approximately $8 million over a 25-year period that began in December 1994, and provides for transfer of ownership of the system to Pepco for $1 at the end of the lease term. Under FASB guidance on regulated operations, the amortization of leased assets is modified so that the total interest expense charged on the obligation and amortization expense of the leased asset is equal to the rental expense allowed for rate-making purposes. The amortization expense is included within Depreciation and amortization in the consolidated statements of income. This lease is treated as an operating lease for rate-making purposes.

Capital lease assets recorded within Property, Plant and Equipment at December 31, 2012 and 2011, in millions of dollars, are comprised of the following:

	Original Cost	Accumulated Amortization	Net Book Value
At December 31, 2012			
Transmission	$ 76	$ 37	$ 39
Distribution	76	37	39
General	3	3	—
Total	$ 155	$ 77	$ 78
At December 31, 2011			
Transmission	$ 76	$ 33	$ 43
Distribution	76	33	43
General	3	3	—
Total	$ 155	$ 69	$ 86

The approximate annual commitments under all capital leases are $15 million for each year 2013 through 2017, and $32 million thereafter.

Rental expense for operating leases was $52 million, $46 million and $45 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Total future minimum operating lease payments for Pepco Holdings as of December 31, 2012, are $43 million in 2013, $40 million in 2014, $38 million in 2015, $36 million in 2016, $35 million in 2017 and $369 million thereafter.

(9) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is comprised of the following:

	Original Cost	Accumulated Depreciation	Net Book Value
		(millions of dollars)	
At December 31, 2012			
Generation	$ 107	$ 97	$ 10
Distribution	8,320	2,954	5,366
Transmission	2,783	866	1,917
Gas	458	137	321
Construction work in progress	692	—	692
Non-operating and other property	1,265	725	540
Total	$ 13,625	$ 4,779	$ 8,846
At December 31, 2011			
Generation	$ 108	$ 82	$ 26
Distribution	7,832	2,848	4,984
Transmission	2,462	834	1,628
Gas	429	133	296
Construction work in progress	742	—	742
Non-operating and other property	1,282	738	544
Total	$ 12,855	$ 4,635	$ 8,220

The non-operating and other property amounts include balances for general plant, intangible plant, distribution plant and transmission plant held for future use as well as other property held by non-utility subsidiaries. Utility plant is generally subject to a first mortgage lien.

Pepco Holdings' utility subsidiaries use separate depreciation rates for each electric plant account. The rates vary from jurisdiction to jurisdiction.

Jointly Owned Plant

PHI's consolidated balance sheets include its proportionate share of assets and liabilities related to jointly owned plant. At December 31, 2012 and 2011, PHI's subsidiaries had a net book value ownership interest of $13 million in transmission and other facilities in which various parties also have ownership interests. PHI's share of the operating and maintenance expenses of the jointly-owned plant is included in the corresponding expenses in the consolidated statements of income. PHI is responsible for providing its share of the financing for the above jointly-owned facilities.

Deactivation of Pepco Energy Services' Generating Facilities

During 2012, Pepco Energy Services deactivated its Buzzard Point and Benning Road oil-fired generation facilities. The facilities were located in Washington, D.C. and had a generating capacity of approximately 790 megawatts. During the years ended December

31, 2012 and 2011, PHI has recorded decommissioning costs of $3 million and $2 million, respectively, related to these generating facilities.

Long-Lived Asset Impairment

At December 31, 2012, PHI recorded impairment losses of $12 million ($7 million after-tax) at Pepco Energy Services associated primarily with its investments in landfill gas-fired electric generation facilities and the reduction in the estimated net realizable value of the combustion turbines at Buzzard Point. PHI performed a long-lived asset impairment test on the landfill generation facilities of Pepco Energy Services as a result of a sustained decline in energy prices. The asset value of the facilities was written down to their estimated fair value because the future expected cash flows of the facilities were not sufficient to provide recovery of the facilities' carrying value. PHI estimated the fair value of the facilities by calculating the present value of expected future cash flows using an appropriate discount rate. Both the expected future cash flows and the discount rate used primarily unobservable inputs.

Asset Retirement Obligations

PHI recognizes liabilities related to the retirement of long-lived assets in accordance with ASC 410. In connection with Pepco Energy Services' decommissioning of the Buzzard Point and Benning Road generation facilities, PHI has recorded an asset retirement obligation of $9 million as of December 31, 2012 on its consolidated balance sheet.

The sale of the Conectiv Energy wholesale power generation business to Calpine did not include a coal ash landfill site located at the Edge Moor generating facility, which PHI intends to close. The preliminary estimate of the costs to PHI to close the coal ash landfill ranges from approximately $2 million to $3 million, plus annual post-closure operations, maintenance and monitoring costs for 30 years. PHI has recorded an asset retirement obligation of $6 million on its consolidated balance sheet related to the Edge Moor landfill.

(10) PENSION AND OTHER POSTRETIREMENT BENEFITS

Pension Benefits and Other Postretirement Benefits

Pepco Holdings sponsors the PHI Retirement Plan, which covers substantially all employees of Pepco, DPL, ACE and certain employees of other Pepco Holdings' subsidiaries. Pepco Holdings also provides supplemental retirement benefits to certain eligible executive and key employees through nonqualified retirement plans.

Pepco Holdings provides certain postretirement health care and life insurance benefits for eligible retired employees. Most employees hired on January 1, 2005 or later will not have company subsidized retiree medical coverage; however, they will be able to purchase coverage at full cost through PHI.

Net periodic benefit cost is included in Other operation and maintenance expense, net of the portion of the net periodic benefit cost that is capitalized as part of the cost of labor for internal construction projects. After intercompany allocations, the three utility subsidiaries are responsible for substantially all of the total PHI net periodic benefit cost.

Pepco Holdings accounts for the PHI Retirement Plan, nonqualified retirement plans, and its postretirement health care and life insurance benefits for eligible employees in accordance with FASB guidance on retirement benefits. PHI's financial statement disclosures are also prepared in accordance with FASB guidance on retirement benefits.

At December 31,	Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011
	(millions of dollars)			
Change in Benefit Obligation				
Projected benefit obligation at beginning of year	$2,124	$1,970	$ 750	$ 704
Service cost	35	35	7	5
Interest cost	107	107	35	37
Amendments	—	18	—	7
Actuarial loss	341	176	24	36
Benefits paid [a]	(113)	(182)	(41)	(40)
Termination benefits	—	—	—	1
Projected benefit obligation at end of year	$2,494	$2,124	$ 775	$ 750
Change in Plan Assets				
Fair value of plan assets at beginning of year	$1,694	$1,632	$ 281	$ 275
Actual return on plan assets	252	127	38	—
Company contributions	206	117	43	46
Benefits paid [a]	(113)	(182)	(41)	(40)
Fair value of plan assets at end of year	$2,039	$1,694	$ 321	$ 281
Funded Status at end of year (plan assets less plan obligations)	$ (455)	$ (430)	$ (454)	$ (469)

[a] Other Postretirement Benefits paid is net of Medicare Part D subsidy receipts of $4 million and $2 million in 2012 and in 2011, respectively.

At December 31, 2012, PHI Retirement Plan assets were $2.0 billion and the accumulated benefit obligation was approximately $2.3 billion. At December 31, 2011, PHI's Retirement Plan assets were approximately $1.7 billion and the accumulated benefit obligation was approximately $2.0 billion.

The following table provides the amounts recognized in PHI's consolidated balance sheets as of December 31, 2012 and 2011:

	Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011
	(millions of dollars)			
Regulatory asset	$ 934	$ 794	$ 237	$ 243
Current liabilities	(6)	(6)	—	—
Pension benefit obligation	(449)	(424)	—	—
Other postretirement benefit obligations	—	—	(454)	(469)
Deferred income taxes, net	22	15	—	—
Accumulated other comprehensive loss, net of tax	32	24	—	—
Net amount recognized	$ 533	$ 403	$ (217)	$ (226)

Amounts included in AOCL (pre-tax) and Regulatory assets at December 31, 2012 and 2011 consist of:

	Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011
	(millions of dollars)			
Unrecognized net actuarial loss	$ 979	$ 822	$ 238	$ 247
Unamortized prior service cost (credit)	9	11	(1)	(5)
Unamortized transition liability	—	—	—	1
Total	$ 988	$ 833	$ 237	$ 243
Accumulated other comprehensive loss ($32 million and $24 million, net of tax, at December 31, 2012 and 2011, respectively)	$ 54	$ 39	$ —	$ —
Regulatory assets	934	794	237	243
Total	$ 988	$ 833	$ 237	$ 243

The estimated net actuarial loss and prior service cost for the defined benefit pension plans that will be amortized from AOCL or regulatory assets into net periodic benefit cost over the next reporting year are $68 million and $1 million, respectively. The estimated net actuarial loss and prior service credit for the OPEB plan that will be amortized from AOCL or regulatory assets into net periodic benefit cost over the next reporting year are $15 million and $4 million, respectively.

The table below provides the components of net periodic benefit costs recognized for the years ended December 31, 2012, 2011 and 2010:

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
	(millions of dollars)					
Service cost	$ 35	$ 35	$ 35	$ 7	$ 5	$ 5
Interest cost	107	107	110	35	37	39
Expected return on plan assets	(132)	(128)	(117)	(18)	(19)	(16)
Amortization of prior service cost	1	—	—	(4)	(5)	(5)
Amortization of net actuarial loss	64	47	42	14	14	13
Recognition of benefit contract	—	—	—	—	—	—
Plan amendments	—	—	1	—	—	—
Termination benefits	—	—	3	1	1	6
Net periodic benefit cost	$ 75	$ 61	$ 74	$ 35	$ 33	$ 42

The table below provides the split of the combined pension and other postretirement net periodic benefit costs among subsidiaries for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
	(millions of dollars)		
Pepco	$ 39	$ 43	$ 40
DPL	23	23	28
ACE	24	21	23
Other subsidiaries	24	7	25
Total	$ 110	$ 94	$ 116

The following weighted average assumptions were used to determine the benefit obligations at December 31:

	Pension Benefits		Other Postretirement Benefits	
	2012	2011	2012	2011
Discount rate	4.15%	5.00%	4.10%	4.90%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%
Health care cost trend rate assumed for current year	—	—	8.00%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	—	—	5.00%	5.00%
Year that the cost trend rate reaches the ultimate trend rate	—	—	2018	2017

Assumed health care cost trend rates may have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects, in millions of dollars:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Increase (decrease) in total service and interest cost	$ 2	$ (1)
Increase (decrease) in postretirement benefit obligation	$ 33	$ (27)

The following weighted average assumptions were used to determine the net periodic benefit cost for the years ended December 31:

	Pension Benefits			Other Postretirement Benefits		
	2012	2011	2010	2012	2011	2010
Discount rate	5.00%	5.65%	6.40%	4.90%	5.60%	6.30%
Expected long-term return on plan assets	7.25%	7.75%	8.00%	7.25%	7.75%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%	5.00%	5.00%	5.00%

PHI utilizes an analytical tool developed by its actuaries to select the discount rate. The analytical tool utilizes a high-quality bond portfolio with cash flows that match the benefit payments expected to be made under the plans.

The expected long-term rate of return on pension plan assets and postretirement benefit plan assets was 7.25% and 7.75% as of December 31, 2012 and 2011, respectively. PHI uses a building block approach to estimate the expected rate of return on plan assets. Under this approach, the percentage of plan assets in each asset class according to PHI's target asset allocation, at the beginning of the year, is applied to the expected asset return for the related asset class. PHI incorporates long-term assumptions for real returns, inflation expectations, volatility and correlations among asset classes to determine expected returns for a given asset allocation. The pension and postretirement benefit plan assets consist of equity, fixed income, real estate and private equity investments, and when viewed over a long-term horizon, are expected to yield a return on assets of 7.25% at December 31, 2012. PHI periodically reviews its asset mix and rebalances assets back to the target allocation.

In addition, for the 2012 Other Postretirement Benefit Plan valuation, the health care cost trend rate was 8.0% from 2012 to 2013, declining 0.5% per year to a rate of 5.0% for 2018 to 2019 and beyond. The 2011 valuation assumption was 8.0% from 2011 to 2012, declining 0.5% per year to a rate of 5.0% for 2017 to 2018 and beyond.

Benefit Plan Modifications

During 2011, PHI's Board of Directors approved revisions to certain of PHI's existing benefit programs, including the PHI Retirement Plan. The changes to the PHI Retirement Plan were effected by PHI in order to establish a more unified approach to PHI's retirement programs and to further align the benefits offered under PHI's retirement programs. The changes to the PHI Retirement Plan were effective on or after July 1, 2011 and affect the retirement benefits payable to approximately 750 of PHI's employees. All full-time employees of PHI and certain subsidiaries are eligible to participate in the PHI Retirement Plan. Retirement benefits for all other employees remain unchanged.

During 2011, PHI's Board also approved a new, non-qualified Supplemental Executive Retirement Plan (SERP) which replaced PHI's two pre-existing supplemental retirement plans, effective August 1, 2011. As of the effective date of the new SERP, the Conectiv SERP and the PHI Combined SERP were closed to new participants. The establishment of the new SERP is consistent with PHI's efforts to align retirement benefits for PHI and its subsidiaries with current market practices and to provide similarly situated participants with retirement benefits that are the same or similar in value as compared to the benefits provided under the prior SERPs.

During 2011, PHI approved an increase in the medical benefit limits for certain employees in its postretirement health care benefit plan to align the limits with those provided to other employees. The amendment affects approximately 1,400 employees, of which 400 are retirees and 1,000 are active union employees. The effective date of the plan modification is January 1, 2012.

The additional liabilities and expenses for the benefit plan modifications described above did not have a material impact on PHI's overall consolidated financial condition, results of operations or cash flows.

Plan Assets

Investment Policies and Strategies

In developing its allocation policy for the assets in the PHI Retirement Plan and the other postretirement benefit plan, PHI examined projections of asset returns and volatility over a long-term horizon. In connection with this analysis, PHI evaluated the risk and return tradeoffs of alternative asset classes and asset mixes given long-term historical relationships as well as prospective capital market returns. PHI also conducted an asset-liability study to match projected asset growth with projected liability growth to determine whether there is sufficient liquidity for projected benefit payments. PHI developed its asset mix guidelines by incorporating the results of these analyses with an assessment of its risk posture, and taking into account industry practices. PHI periodically evaluates its investment strategy to ensure that plan assets are sufficient to meet the benefit obligations of the plans. As part of the ongoing evaluation, PHI may make changes to its targeted asset allocations and investment strategy.

PHI's pension investment strategy is designed to meet the following investment objectives:

- Generate investment returns that, in combination with funding contributions from PHI, provide adequate funding to meet all current and future benefit obligations of the plan.
- Provide investment results that meet or exceed the assumed long-term rate of return, while maintaining the funded status of the plan at acceptable levels.
- Improve funded status over time.
- Decrease contribution and expense volatility as funded status improves.

To achieve these investment objectives, PHI's investment strategy divides the pension program into two primary portfolios:

Return-Seeking Assets - These assets are intended to provide investment returns in excess of pension liability growth and reduce existing deficits in the funded status of the plan. The category includes a diversified mix of U.S. large and small cap equities, non-U.S. developed and emerging market equities, real estate, and private equity.

Liability-Hedging Assets - These assets are intended to reflect the sensitivity of the plan's liabilities to changes in discount rates. This category includes a diversified mix of long duration, primarily investment grade credit and U.S. treasury securities.

During 2011, PHI modified its pension investment policy and strategy to reduce the effects of future volatility of the fair value of its pension assets relative to its pension liabilities. The new asset-liability management strategy was implemented during 2011. Under the new asset-liability management strategy, the plan's allocation to fixed income investments, primarily high quality, longer-maturity fixed income securities was increased, with a reduction in the allocation to equity investments. As a result of this modification, during 2011, PHI allocated approximately 54% of its pension plan assets to longer-maturity fixed income investments, 38% to public equity investments and 8% to alternative investments (real estate, private equity). At December 31, 2010, the PHI pension trust's asset allocation included 40% in fixed income investments (intermediate maturity fixed income), 53% in public equity investments and 7% in alternative investments (real estate, private equity). PHI anticipates further increases in the allocation to fixed income investments, with a corresponding reduction in the allocation to equity and alternative investments as the funded status of its plan increases.

The change in overall investment strategy may result in a lower expected long-term rate of return assumption because of the shift in allocation from equities and alternative investments to fixed income. PHI's 2012 pension costs are based on a 7.25% expected long-term rate of return assumption.

The PHI Retirement Plan asset allocations at December 31, 2012 and 2011, by asset category, were as follows:

	Plan Assets at December 31,		Target Plan Asset Allocation	
Asset Category	**2012**	**2011**	**2012**	**2011**
Equity	30%	36%	32%	38%
Fixed Income	62%	56%	62%	54%
Other (real estate, private equity)	8%	8%	6%	8%
Total	100%	100%	100%	100%

PHI's other postretirement benefit plan asset allocations at December 31, 2012 and 2011, by asset category, were as follows:

	Plan Assets at December 31,		Target Plan Asset Allocation	
Asset Category	**2012**	**2011**	**2012**	**2011**
Equity	62%	62%	60%	60%
Fixed Income	36%	36%	35%	35%
Cash	2%	2%	5%	5%
Total	100%	100%	100%	100%

PHI will rebalance the plan asset portfolios when the actual allocations fall outside the ranges outlined in the investment policy or as funded status improves over a reasonable period of time.

Risk Management

Pension and other postretirement benefit plan assets may be invested in separately managed accounts in which there is ownership of individual securities, shares of commingled funds or mutual funds, or limited partnerships. Commingled funds and mutual funds are subject to detailed policy guidelines set forth in the fund's prospectus or fund declaration, and limited partnerships are subject to the terms of the partnership agreement.

Separate account investment managers are responsible for achieving a level of diversification in their portfolio that is consistent with their investment approach and their role in PHI's overall investment structure. Separate account investment managers must follow risk management guidelines established by PHI unless authorized in writing by PHI.

Derivative instruments are permissible in an investment portfolio to the extent they comply with policy guidelines and are consistent with risk and return objectives. Under no circumstances may such instruments be used speculatively or to leverage the portfolio. Separately managed accounts are prohibited from holding securities issued by the following firms:

- PHI and its subsidiaries,
- PHI's pension plan trustee, its parent or its affiliates,
- PHI's pension plan consultant, its parent or its affiliates, and
- PHI's pension plan investment manager, its parent or its affiliates

Fair Value of Plan Assets

As defined in the FASB guidance on fair value measurement and disclosures (ASC 820), fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The FASB's fair value framework includes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. Investments are classified within the fair value hierarchy as follows:

Level 1: Investments are valued using quoted prices in active markets for identical instruments.

Level 2: Investments are valued using other significant observable inputs (e.g., quoted prices for similar investments, interest rates, credit risks, etc).

Level 3: Investments are valued using significant unobservable inputs, including internal assumptions.

There were no significant transfers between level 1 and level 2 during the years ended December 31, 2012 and 2011.

The following tables present the fair values of PHI's pension and other postretirement benefit plan assets by asset category within the fair value hierarchy levels, as of December 31, 2012 and 2011:

	Fair Value Measurements at December 31, 2012 *(millions of dollars)*			
Asset Category	**Total**	**Quoted Prices in Active Markets for Identical Instruments (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Pension Plan Assets:				
Equity				
Domestic [(a)]	$ 367	$ 169	$ 170	$ 28
International [(b)]	254	250	1	3
Fixed Income [(c)]	1,256	—	1,243	13
Other				
Private Equity	56	—	—	56
Real Estate	74	—	—	74
Cash Equivalents [(d)]	32	32	—	—
Pension Plan Assets Subtotal	2,039	451	1,414	174
Other Postretirement Plan Assets:				
Equity [(e)]	199	171	28	—
Fixed Income [(f)]	115	115	—	—
Cash Equivalents	7	7	—	—
Postretirement Plan Assets Subtotal	321	293	28	—
Total Pension and Other Postretirement Plan Assets	$ 2,360	$ 744	$ 1,442	$ 174

[a] Predominantly includes domestic common stock and commingled funds.

[b] Predominantly includes foreign common and preferred stock and warrants.

[c] Predominantly includes corporate bonds, government bonds, municipal/provincial bonds, collateralized mortgage obligations and commingled funds.

[d] Predominantly includes cash investment in short-term investment funds.

[e] Includes domestic and international commingled funds.

[f] Includes fixed income commingled funds.

	Fair Value Measurements at December 31, 2011 (*millions of dollars*)			
Asset Category	**Total**	**Quoted Prices in Active Markets for Identical Instruments (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Pension Plan Assets:				
Equity				
Domestic [a]	$ 411	$ 165	$ 221	$ 25
International [b]	196	192	2	2
Fixed Income [c]	939	—	930	9
Other				
Private Equity	64	—	—	64
Real Estate	65	—	—	65
Cash Equivalents [d]	19	19	—	—
Pension Plan Assets Subtotal	1,694	376	1,153	165
Other Postretirement Plan Assets:				
Equity [e]	174	150	24	—
Fixed Income [f]	101	101	—	—
Cash Equivalents	6	6	—	—
Postretirement Plan Assets Subtotal	281	257	24	—
Total Pension and Other Postretirement Plan Assets	$ 1,975	$ 633	$ 1,177	$ 165

[a] Predominantly includes domestic common stock and commingled funds.

[b] Predominantly includes foreign common and preferred stock and warrants.

[c] Predominantly includes corporate bonds, government bonds, municipal bonds, and commingled funds.

[d] Predominantly includes cash investment in short-term investment funds.

[e] Includes domestic and international commingled funds.

[f] Includes fixed income commingled funds.

There were no significant concentrations of risk in pension and OPEB plan assets at December 31, 2012 and 2011.

Valuation Techniques Used to Determine Fair Value

Equity

Equity securities are primarily comprised of securities issued by public companies in domestic and foreign markets plus investments in commingled funds, which are valued on a daily basis. PHI can exchange shares of the publicly traded securities and the fair values are primarily sourced from the closing prices on stock exchanges where there is active trading, therefore they would be classified as level 1 investments. If there is less active trading, then the publicly traded securities would typically be priced using observable data, such as bid ask prices, and these measurements would be classified as level 2 investments. Investments that are not publicly traded and valued using unobservable inputs would be classified as level 3 investments.

Commingled funds with publicly quoted prices and active trading are classified as level 1 investments. For commingled funds that are not publicly traded and have ongoing subscription and redemption activity, the fair value of the investment is the net asset value (NAV) per fund share, derived from the underlying securities' quoted prices in active markets, and are classified as level 2 investments. Investments in commingled funds with redemption restrictions that use NAV are classified as level 3 investments.

Fixed Income

Fixed income investments are primarily comprised of fixed income securities and fixed income commingled funds. The prices for direct investments in fixed income securities are generated on a daily basis. Like the equity securities, fair values generated from active trading on exchanges are classified as level 1 investments. Prices generated from less active trading with wider bid ask prices are classified as level 2 investments. If prices are based on uncorroborated and unobservable inputs, then the investments are classified as level 3 investments.

Commingled funds with publicly quoted prices and active trading are classified as level 1 investments. For commingled funds that are not publicly traded and have ongoing subscription and redemption activity, the fair value of the investment is the NAV per fund share, derived from the underlying securities' quoted prices in active markets, and are classified as level 2 investments. Investments in commingled funds with redemption restrictions that use NAV are classified as level 3 investments.

Other – Private Equity and Real Estate

Investments in private equity and real estate funds are primarily invested in privately held real estate investment properties, trusts and partnerships, as well as equity and debt issued by public or private companies. As a practical expedient, PHI's interest in the fund or partnership is estimated at NAV. PHI's interest in these funds cannot be readily redeemed due to the inherent lack of liquidity and the primarily long-term nature of the underlying assets. Distribution is made through the liquidation of the underlying assets. PHI views these investments as part of a long-term investment strategy. These investments are valued by each investment manager based on the underlying assets. The majority of the underlying assets are valued using significant unobservable inputs and often require significant management judgment or estimation based on the best available information. Market data includes observations of the trading multiples of public companies considered comparable to the private companies being valued. The funds utilize valuation techniques consistent with the market, income and cost approaches to measure the fair value of certain real estate investments. As a result, PHI classifies these investments as level 3 investments.

The investments in private equity and real estate funds require capital commitments, which may be called over a specific number of years. Unfunded capital commitments as of December 31, 2012 and 2011 totaled $15 million and $28 million, respectively.

Reconciliations of the beginning and ending balances of PHI's fair value measurements using significant unobservable inputs (level 3) for investments in the pension plan for the years ended December 31, 2012 and 2011 are shown below:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (millions of dollars)				
	Equity	Fixed Income	Private Equity	Real Estate	Total Level 3
Beginning balance as of January 1, 2012	$ 27	$ 9	$ 64	$ 65	$ 165
Transfer in (out) of Level 3	—	2	—	—	2
Purchases	4	2	4	5	15
Sales	(4)	(1)	—	—	(5)
Settlements	(1)	1	(8)	(5)	(13)
Unrealized gain/(loss)	4	—	(11)	8	1
Realized gain	1	—	7	1	9
Ending balance as of December 31, 2012	$ 31	$ 13	$ 56	$ 74	$ 174

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3) (millions of dollars)				
	Equity	Fixed Income	Private Equity	Real Estate	Total Level 3
Beginning balance as of January 1, 2011	$ 30	$ 3	$ 62	$ 55	$ 150
Transfer in (out) of Level 3	—	—	—	—	—
Purchases	2	—	11	9	22
Sales	(5)	(1)	—	—	(6)
Settlements	—	7	(11)	(6)	(10)
Unrealized (loss)/gain	(1)	—	(4)	9	4
Realized gain/(loss)	1	—	6	(2)	5
Ending balance as of December 31, 2011	$ 27	$ 9	$ 64	$ 65	$ 165

Cash Flows

Contributions - PHI Retirement Plan

PHI's funding policy with regard to PHI's non-contributory retirement plan (the PHI Retirement Plan) is to maintain a funding level that is at least equal to the target liability as defined under the Pension Protection Act of 2006. During 2012, Pepco, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $85 million, $85 million and $30 million, respectively, which brought the PHI Retirement Plan assets to the funding target level for 2012 under the Pension Protection Act. During 2011, Pepco, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $40 million, $40 million and $30 million, respectively, which brought plan assets to the funding target level for 2011 under the Pension Protection Act.

On January 9, 2013, PHI, DPL and ACE made discretionary tax-deductible contributions to the PHI Retirement Plan in the amounts of $20 million, $10 million and $30 million, respectively, which is expected to bring the PHI Retirement Plan assets to at least the funding target level for 2013 under the Pension Protection Act.

Contributions - Other Postretirement Benefit Plan

In 2012 and 2011, Pepco contributed $5 million and $7 million, respectively, DPL contributed $7 million and $6 million, respectively, and ACE contributed $7 million and $7 million, respectively, to the other postretirement benefit plan. In 2012 and 2011, contributions of $13 million were made by other PHI subsidiaries.

Expected Benefit Payments

Estimated future benefit payments to participants in PHI's pension and other postretirement benefit plans, which reflect expected future service as appropriate, are as follows:

Years	Pension Benefits	Other Postretirement Benefits	Expected Medicare Part D Subsidies
		(millions of dollars)	
2013	$ 122	$ 46	$ —
2014	127	47	—
2015	133	49	—
2016	137	49	—
2017	140	49	—
2018 through 2022	$ 764	$ 245	$ —

Medicare Prescription Drug Improvement and Modernization Act of 2003

On December 8, 2003, the Medicare Act became effective. The Medicare Act introduced Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Pepco Holdings sponsors postretirement health care plans that provide prescription drug benefits that PHI plan actuaries have determined are actuarially equivalent to Medicare Part D. In 2012 and 2011, Pepco Holdings received $4 million and $2 million, respectively, in Federal Medicare prescription drug subsidies. PHI will not be receiving the Part D subsidy in 2013 and beyond due to the implementation of an Employer Group Waiver Plan which is not eligible for Part D reimbursements.

Pepco Holdings Retirement Savings Plan

Pepco Holdings has a defined contribution retirement savings plan. Participation in the plan is voluntary. All participants are 100% vested and have a nonforfeitable interest in their own contributions and in the Pepco Holdings' company matching contributions, including any earnings or losses thereon. Pepco Holdings' matching contributions were $12 million, $11 million and $11 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(11) DEBT

Long-Term Debt

The components of long-term debt are shown below.

Interest Rate	Maturity	2012	2011
	At December 31,		
	(millions of dollars)		
First Mortgage Bonds			
Pepco:			
4.95% [a][b]	2013	$ 200	$ 200
4.65% [a][b]	2014	175	175
3.05%	2022	200	—
6.20% [a][b][c]	2022	110	110
5.375% [a]	2024	—	38
5.75% [a][b]	2034	100	100
5.40% [a][b]	2035	175	175
6.50% [a][b][c]	2037	500	500
7.90%	2038	250	250
ACE:			
6.63%	2013	69	69
7.63%	2014	7	7
7.68%	2015 - 2016	17	17
7.75%	2018	250	250
6.80% [a]	2021	39	39
4.35%	2021	200	200
5.60% [a]	2025	—	4
4.875% [a][b][c]	2029	23	23
5.80% [a][b]	2034	120	120
5.80% [a][b]	2036	105	105
DPL:			
6.40%	2013	250	250
5.22% [a]	2016	100	100
5.20% [a]	2019	—	31
0.75%-4.90% [a][e]	2026	—	35
4.00%	2042	250	—
Total First Mortgage Bonds		3,140	2,798
Unsecured Tax-Exempt Bonds			
DPL:			
1.80% [d]	2025	—	15
2.30% [f]	2028	—	16
5.40%	2031	78	78
Total Unsecured Tax-Exempt Bonds		$ 78	$ 109

(a) Represents a series of first mortgage bonds issued by the indicated company (Collateral First Mortgage Bonds) as collateral for an outstanding series of senior notes issued by the company or tax-exempt bonds issued for the benefit of the company. The maturity date, optional and mandatory prepayment provisions, if any, interest rate, and interest payment dates on each series of senior notes or the company's obligations in respect of the tax-exempt bonds are identical to the terms of the corresponding series of Collateral First Mortgage Bonds. Payments of principal and interest on a series of senior notes or the company's obligations in respect of the tax-exempt bonds satisfy the corresponding payment obligations on the related series of Collateral First Mortgage Bonds. Because each series of senior notes or the company's obligations in respect of the tax-exempt bonds and the corresponding series of Collateral First Mortgage

Bonds securing that series of senior notes or tax-exempt bonds obligations effectively represents a single financial obligation, the senior notes and the tax-exempt bonds are not separately shown on the table.

(b) Represents a series of Collateral First Mortgage Bonds issued by the indicated company that in accordance with its terms will, at such time as there are no first mortgage bonds of the issuing company outstanding (other than Collateral First Mortgage Bonds securing payment of senior notes), cease to secure the corresponding series of senior notes and will be cancelled.

(c) Represents a series of Collateral First Mortgage Bonds as to which the indicated company has agreed in connection with the issuance of the corresponding series of senior notes that, notwithstanding the terms of the Collateral First Mortgage Bonds described in footnote (b) above, it will not permit the release of the Collateral First Mortgage Bonds as security for the series of senior notes for so long as the senior notes remain outstanding, unless the company delivers to the senior note trustee comparable secured obligations to secure the senior notes.

(d) On July 1, 2010, DPL purchased this series of tax-exempt bonds issued for the benefit of DPL by the Delaware Economic Development Authority (DEDA) pursuant to a mandatory repurchase provision in the indenture for the bonds that was triggered by the expiration of the original interest period for the bonds. While DPL held the bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. On December 1, 2010, DPL resold the bonds to the public, at which time the interest rate on the bonds was changed from 5.50% to a fixed rate of 1.80%. The bonds were purchased by DPL on June 1, 2012 pursuant to a mandatory purchase obligation and then retired.

(e) These bonds bearing an interest rate of 4.90% were repurchased. On June 1, 2011, DPL resold these bonds that were subject to mandatory repurchase on May 1, 2011 at an interest rate of 0.75%. The bonds were purchased by DPL on June 1, 2012 pursuant to a mandatory purchase obligation and then retired.

(f) On July 1, 2010, DPL purchased this series of tax-exempt bonds issued for the benefit of DPL by DEDA pursuant to a mandatory repurchase provision in the indenture for the bonds that was triggered by the expiration of the original interest period for the bonds. While DPL held the bonds, they remained outstanding as a contractual matter, but were considered extinguished for accounting purposes. On December 1, 2010, DPL resold the bonds to the public, at which time the interest rate on the bonds was changed from 5.65% to a fixed rate of 2.30%. The bonds were purchased by DPL on June 1, 2012 pursuant to a mandatory purchase obligation and then retired.

NOTE: Schedule is continued on next page.

Interest Rate	Maturity	At December 31, 2012	2011
		(millions of dollars)	
Medium-Term Notes (unsecured)			
DPL:			
7.56% – 7.58%	2017	$ 14	$ 14
6.81%	2018	4	4
7.61%	2019	12	12
7.72%	2027	10	10
Total Medium-Term Notes (unsecured)		40	40
Recourse Debt			
PCI:			
6.59% – 6.69%	2014	11	11
Notes (secured)			
Pepco Energy Services:			
5.90% – 7.46%	2017–2024	15	15
Notes (unsecured)			
PHI:			
2.70%	2015	250	250
5.90%	2016	190	190
6.125%	2017	81	81
7.45%	2032	185	185
DPL:			
5.00%	2014	100	100
5.00%	2015	100	100
Total Notes (unsecured)		906	906
Total Long-Term Debt		4,190	3,879
Net unamortized discount		(13)	(12)
Current portion of long-term debt		(529)	(73)
Total Net Long-Term Debt		$3,648	$3,794
Transition Bonds Issued by ACE Funding			
4.46%	2016	$ 19	$ 29
4.91%	2017	75	102
5.05%	2020	54	54
5.55%	2023	147	147
Total		295	332
Net unamortized discount		—	—
Current portion of long-term debt		(39)	(37)
Total Net Long-Term Transition Bonds issued by ACE Funding		$ 256	$ 295

The outstanding First Mortgage Bonds issued by each of Pepco, DPL and ACE are subject to a lien on substantially all of the issuing company's property, plant and equipment.

For a description of the Transition Bonds issued by ACE Funding, see Note (2), "Significant Accounting Policies – Consolidation of Variable Interest Entities – ACE Transition Funding, LLC." The aggregate amounts of maturities for long-term debt and Transition Bonds outstanding at December 31, 2012, are $568 million in 2013, $334 million in 2014, $409 million in 2015, $338 million in 2016, $135 million in 2017, and $2,701 million thereafter.

PHI's long-term debt is subject to certain covenants. As of December 31, 2012, PHI and its subsidiaries were in compliance with all such covenants.

Long-Term Project Funding

As of December 31, 2012 and 2011, Pepco Energy Services had total outstanding long-term project funding (including current maturities) of $13 million and $15 million, respectively, related to energy savings contracts performed by Pepco Energy Services. The aggregate amounts of maturities for the project funding debt outstanding at December 31, 2012, are $1 million for 2013, $2 million for each year 2014 and 2015, $1 million for each year 2016 and 2017, and $6 million thereafter.

Bond Issuances

During 2012, Pepco issued $200 million of 3.05% first mortgage bonds due April 1, 2022. Net proceeds from the issuance of the long-term debt were used primarily (i) to repay Pepco's outstanding commercial paper that was issued to temporarily fund capital expenditures and working capital, (ii) to fund the redemption, prior to maturity, of all of the $38.3 million outstanding of the 5.375% pollution control revenue refunding bonds due in 2024 issued by the Industrial Development Authority of the City of Alexandria, Virginia (IDA), on Pepco's behalf and (iii) for general corporate purposes.

During 2012, DPL issued $250 million of 4.00% first mortgage bonds due June 1, 2042. Net proceeds from the issuance of the long-term debt were used primarily (i) to repay $215 million of DPL's outstanding commercial paper that was issued (a) to temporarily fund capital expenditures and working capital and (b) to fund the redemption in June 2012, prior to maturity, of $65.7 million in aggregate principal amount of three series of outstanding tax-exempt pollution control refunding revenue bonds issued by DEDA for DPL's benefit; (ii) to fund the redemption, prior to maturity, of $31 million of tax-exempt bonds issued by DEDA for DPL's benefit; and (iii) for general corporate purposes.

Bond Redemptions

During 2012, all of the $38.3 million of the outstanding 5.375% pollution control revenue refunding bonds issued by IDA for Pepco's benefit were redeemed. In connection with the redemption, Pepco redeemed all of the $38.3 million outstanding of its 5.375% first mortgage bonds due in 2024 that secured the obligations under the pollution control bonds.

During 2012, DPL funded the redemption by DEDA, prior to maturity, of $65.7 million of outstanding tax-exempt pollution control refunding revenue bonds issued by DEDA for DPL's benefit, as described above. Of the pollution control refunding revenue bonds redeemed, $34.5 million in aggregate principal amount bore interest at 0.75% per year and matured in 2026, $15.0 million in aggregate principal amount bore interest at 1.80% per year and matured in 2025, and $16.2 million in aggregate principal amount bore interest at 2.30% per year and matured in 2028. In connection with such redemption, on June 1, 2012, DPL redeemed, prior to maturity, all of the $34.5 million in aggregate principal amount outstanding of its 0.75% first mortgage bonds due 2026 that secured the obligations under one of the series of pollution control refunding revenue bonds redeemed by DEDA.

During 2012, DPL redeemed, prior to maturity, $31 million of 5.20% tax-exempt pollution control refunding revenue bonds due 2019, issued by DEDA for DPL's benefit. Contemporaneously with this redemption, DPL redeemed $31 million of its outstanding 5.20% first mortgage bonds due 2019 that secured the obligations under the pollution control bonds.

During 2012, ACE redeemed, prior to maturity, $4 million of 5.60% tax-exempt pollution control revenue bonds due 2025 issued by the Industrial Pollution Control Financing Authority of Salem County, New Jersey for ACE's benefit. Contemporaneously with this redemption, ACE redeemed, prior to maturity, $4 million of its outstanding 5.60% first mortgage bonds due 2025 that secured the obligations under the pollution control bonds.

Short-Term Debt

PHI and its regulated utility subsidiaries have traditionally used a number of sources to fulfill short-term funding needs, such as commercial paper, short-term notes, and bank lines of credit. Proceeds from short-term borrowings are used primarily to meet working capital needs, but may also be used to temporarily fund long-term capital requirements. A detail of the components of PHI's short-term debt at December 31, 2012 and 2011 is as follows:

	2012	2011
	(millions of dollars)	
Commercial paper	$637	$586
Variable rate demand bonds	128	146
Term loan agreement	200	—
Total	$965	$732

Commercial Paper

PHI, Pepco, DPL and ACE maintain ongoing commercial paper programs to address short-term liquidity needs. As of December 31, 2012, the maximum capacity available under these programs was $875 million, $500 million, $500 million and $250 million, respectively, subject to available borrowing capacity under the credit facility.

PHI, Pepco, DPL and ACE had $264 million, $231 million, $32 million and $110 million, respectively, of commercial paper outstanding at December 31, 2012. The weighted average interest rate for commercial paper issued by PHI, Pepco, DPL and ACE during 2012 was 0.87%, 0.43%, 0.43% and 0.41%, respectively. The weighted average maturity of all commercial paper issued by PHI, Pepco, DPL and ACE during 2012 was ten, five, four and three days, respectively.

PHI, Pepco and DPL had $465 million, $74 million and $47 million, respectively, of commercial paper outstanding at December 31, 2011. ACE had no commercial paper outstanding at December 31, 2011. The weighted average interest rate for commercial paper issued by PHI, Pepco, DPL and ACE during 2011 was 0.64%, 0.35%, 0.34% and 0.33%, respectively. The weighted average maturity of all commercial paper issued by PHI, Pepco, DPL and ACE in 2011 was eleven, two, two and six days, respectively.

Variable Rate Demand Bonds

PHI's utility subsidiaries DPL and ACE, each have outstanding obligations in respect of Variable Rate Demand Bonds (VRDB). VRDBs are subject to repayment on the demand of the holders and, for this reason, are accounted for as short-term debt in accordance with GAAP. However, bonds submitted for purchase are remarketed by a remarketing agent on a best efforts basis. PHI expects that any bonds submitted for purchase will be remarketed successfully due to the creditworthiness of the issuer and, as applicable, the credit support, and because the remarketing resets the interest rate to the then-current market rate. The bonds may be converted to a fixed-rate, fixed-term option to establish a maturity which corresponds to the date of final maturity of the bonds. On this basis, PHI views VRDBs as a source of long-term financing. As of December 31, 2012, $105 million of VRDBs issued by DPL (of which $72 million was secured by Collateral First Mortgage Bonds issued by DPL) and $23 million of VRDBs issued by ACE were outstanding.

The VRDBs outstanding at December 31, 2012 mature as follows: 2014 to 2017 ($49 million), 2024 ($33 million) and 2028 to 2029 ($46 million). The weighted average interest rate for VRDBs was 0.34% during 2012 and 0.44% during 2011.

Credit Facility

PHI, Pepco, DPL and ACE maintain an unsecured syndicated credit facility to provide for their respective liquidity needs, including obtaining letters of credit, borrowing for general corporate purposes and supporting their commercial paper programs. On August 1, 2011, PHI, Pepco, DPL and ACE entered into an amended and restated credit agreement, which, among other changes, extended the expiration date of the facility to August 1, 2016. On August 2, 2012, the amended and restated credit agreement was amended to extend the term of the credit facility to August 1, 2017 and to amend the pricing schedule to decrease certain fees and interest rates payable to the lenders under the facility.

The aggregate borrowing limit under the amended and restated credit facility is $1.5 billion, all or any portion of which may be used to obtain loans and up to $500 million of which may be used to obtain letters of credit. The facility also includes a swingline loan sub-facility, pursuant to which each company may make same day borrowings in an aggregate amount not to exceed 10% of the total amount of the facility. Any swingline loan must be repaid by the borrower within fourteen days of receipt. The credit sublimit at December 31, 2012 was $650 million for PHI, $350 million for Pepco and $250 million for each of DPL and ACE. The sublimits may be increased or decreased by the individual borrower during the term of the facility, except that (i) the sum of all of the borrower sublimits following any such increase or decrease must equal the total amount of the facility, and (ii) the aggregate amount of credit used at any given time by (a) PHI may not exceed $1.25 billion, and (b) each of Pepco, DPL or ACE may not exceed the lesser of $500 million or the maximum amount of short-term debt the company is permitted to have outstanding by its regulatory authorities. The total number of the sublimit reallocations may not exceed eight per year during the term of the facility.

The interest rate payable by each company on utilized funds is, at the borrowing company's election, (i) the greater of the prevailing prime rate, the federal funds effective rate plus 0.5% and the one month London Interbank Offered Rate (LIBOR) plus 1.0%, or (ii) the prevailing Eurodollar rate, plus a margin that varies according to the credit rating of the borrower.

In order for a borrower to use the facility, certain representations and warranties must be true and correct, and the borrower must be in compliance with specified financial and other covenants, including (i) the requirement that each borrowing company maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the credit agreement, which calculation excludes from the definition of total indebtedness certain trust preferred securities and deferrable interest subordinated debt (not to exceed 15% of total capitalization), (ii) with certain exceptions, a restriction on sales or other dispositions of assets, and (iii) a restriction on the incurrence of liens on the assets of a borrower or any of its significant subsidiaries other than permitted liens. The credit agreement contains certain covenants and other customary agreements and requirements that, if not complied with, could result in an event of default and the acceleration of repayment obligations of one or more of the borrowers thereunder. Each of the borrowers was in compliance with all covenants under this facility as of December 31, 2012.

The absence of a material adverse change in PHI's business, property, results of operations or financial condition is not a condition to the availability of credit under the credit agreement. The credit agreement does not include any rating triggers.

At December 31, 2012 and 2011, the amount of cash plus unused borrowing capacity under the credit facility available to meet the future liquidity needs of PHI and its utility subsidiaries on a consolidated basis totaled $861 million and $994 million, respectively. PHI's utility subsidiaries had combined cash and unused borrowing capacity under the credit facility of $477 million and $711 million at December 31, 2012 and 2011, respectively.

Term Loan Agreement

During 2012, PHI entered into a $200 million term loan agreement, pursuant to which PHI has borrowed (and may not reborrow) $200 million at a rate of interest equal to the prevailing Eurodollar rate, which is determined by reference to LIBOR with respect to the relevant interest period, all as defined in the loan agreement, plus a margin of 0.875%. PHI's Eurodollar borrowings under the loan agreement may be converted into floating rate loans under certain circumstances, and, in that event, for so long as any loan remains a floating rate loan, interest would accrue on that loan at a rate per year equal to (i) the highest of (a) the prevailing prime rate, (b) the federal funds effective rate plus 0.5%, or (c) the one-month Eurodollar rate plus 1%, plus (ii) a margin of 0.875%. As of December 31, 2012, outstanding borrowings under the loan agreement bore interest at an annual rate of 1.095%, which is subject to adjustment from time to time. All borrowings under the loan agreement are unsecured, and the aggregate principal amount of all loans, together with any accrued but unpaid interest due under the loan agreement, must be repaid in full on or before April 23, 2013.

PHI used the net proceeds of the borrowings under the term loan agreement to repay outstanding commercial paper obligations and for general corporate purposes. Under the terms of the term loan agreement, PHI must maintain compliance with specified covenants, including (i) the requirement that PHI maintain a ratio of total indebtedness to total capitalization of 65% or less, computed in accordance with the terms of the loan agreement, which calculation excludes from the definition of total indebtedness certain trust preferred securities and deferrable interest subordinated debt (not to exceed 15% of total capitalization), (ii) a restriction on sales or other dispositions of assets, other than certain permitted sales and dispositions, and (iii) a restriction on the incurrence of liens (other than liens permitted by the loan agreement) on the assets of PHI or any of its significant subsidiaries. The loan agreement does not include any rating triggers. PHI was in compliance with all covenants under this agreement as of December 31, 2012.

Loss on Extinguishment of Debt

During 2010, PHI recorded a pre-tax loss on extinguishment of debt of $189 million ($113 million after-tax), which is further discussed below.

During 2010, PHI purchased, pursuant to a cash tender offer, $640 million in principal amount of its 6.45% Senior Notes due 2012 (6.45% Notes), redeemed the remaining $110 million of outstanding 6.45% Notes, and purchased, pursuant to a cash tender offer, $129 million of its 6.125% Senior Notes due 2017 (6.125% Notes) and $65 million of 7.45% Senior Notes due 2032 (7.45% Notes). In connection with these transactions, PHI recorded a pre-tax loss on extinguishment of debt of $120 million.

During 2010, PHI purchased, pursuant to a cash tender offer, an additional $40 million of outstanding 6.125% Notes. In addition, PHI redeemed all of its $200 million 6% Notes due 2019 and $10 million of its 5.9% Notes due 2016. PHI recorded a pre-tax loss on extinguishment of debt of approximately $54 million in 2010 in connection with this transaction.

In connection with the purchases of the 6.45% Notes and the 7.45% Notes, PHI accelerated the recognition of $15 million of pre-tax hedging losses attributable to the issuance of the 6.45% Notes and 7.45% Notes by reclassifying these hedging losses from AOCL to income. These hedging losses originally arose when PHI entered into several treasury rate lock transactions in June 2002 to hedge changes in interest rates related to the anticipated issuance in August 2002 of several series of senior notes, including the 6.45% Notes and the 7.45% Notes. Upon issuance of the fixed rate debt in August 2002, the rate locks were terminated at a loss that has been deferred in AOCL and is being recognized in income over the life of the debt issued as interest payments on the debt are made. The accelerated recognition of these losses has also been included as a component of pre-tax loss on extinguishment of debt.

Collateral Requirements of Pepco Energy Services

In the ordinary course of its retail energy supply business, which is in the process of being wound down, Pepco Energy Services entered into various contracts to buy and sell electricity, fuels and related products, including derivative instruments, designed to reduce its financial exposure to changes in the value of its assets and obligations due to energy price fluctuations. These contracts typically have collateral requirements. Depending on the contract terms, the collateral required to be posted by Pepco Energy Services can be of varying forms, including cash and letters of credit.

As of December 31, 2012, Pepco Energy Services had posted net cash collateral of $25 million and letters of credit of less than $1 million. At December 31, 2011, Pepco Energy Services had posted net cash collateral of $112 million and letters of credit of $1 million.

At December 31, 2012 and 2011, the amount of cash, plus borrowing capacity under PHI's credit facility available to meet the future liquidity needs of Pepco Energy Services, totaled $384 million and $283 million, respectively.

(12) INCOME TAXES

PHI and the majority of its subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated among PHI and the subsidiaries included in its consolidated group pursuant to a written tax sharing agreement that was approved by the SEC in connection with the establishment of PHI as a holding company. Under this tax sharing agreement, PHI's consolidated federal income tax liability is allocated based upon PHI's and its subsidiaries' separate taxable income or loss.

The provision for consolidated income taxes, reconciliation of consolidated income tax expense, and components of consolidated deferred tax liabilities (assets) are shown below.

Provision for Consolidated Income Taxes – Continuing Operations

	For the Year Ended December 31,		
	2012	2011	2010
	(millions of dollars)		
Current Tax (Benefit) Expense			
Federal	$ (76)	$ 9	$(270)
State and local	(39)	4	(50)
Total Current Tax (Benefit) Expense	(115)	13	(320)
Deferred Tax Expense (Benefit)			
Federal	216	121	300
State and local	58	19	34
Investment tax credit amortization	(3)	(4)	(3)
Total Deferred Tax Expense	271	136	331
Total Consolidated Income Tax Expense Related to Continuing Operations	$156	$149	$ 11

Reconciliation of Consolidated Income Tax Expense – Continuing Operations

	For the Year Ended December 31,					
	2012		2011		2010	
	(millions of dollars)					
Income tax at Federal statutory rate	$154	35.0%	$143	35.0%	$52	35.0%
Increases (decreases) resulting from:						
State income taxes, net of Federal effect	21	4.8%	22	5.4%	—	—
Asset removal costs	(11)	(2.5)%	(7)	(1.7)%	(3)	(2.2)%
Change in estimates and interest related to uncertain and effectively settled tax positions	(8)	(1.8)%	(11)	(2.7)%	(6)	(4.0)%
Change in state deferred tax balances as a result of restructuring	—	—	—	—	(6)	(4.0)%
Cross-border energy lease investments	12	2.7%	16	3.9%	(5)	(3.3)%
Deferred tax basis adjustments	(1)	(0.2)%	2	0.5%	(3)	(2.0)%
Depreciation	(1)	(0.2)%	—	—	(3)	(2.0)%
Investment tax credit amortization	(3)	(0.7)%	(4)	(1.0)%	(4)	(2.7)%
Reversal of valuation allowances	—	—	—	—	(8)	(5.3)%
State tax benefits related to prior years' asset dispositions	—	—	(4)	(1.0)%	—	—
Other, net	(7)	(1.7)%	(8)	(2.0)%	(3)	(2.2)%
Consolidated Income Tax Expense Related to Continuing Operations	$156	35.4%	$149	36.4%	$11	7.3%

Year ended December 31, 2012

The effective income tax rate for the year ended December 31, 2012 reflects charges related to the recognition of the tax consequences associated with the early termination of cross-border energy leases in the third quarter of 2012 of $16 million as discussed in Note (8), "Leasing Activities."

In addition, the effective income tax rate for the year ended December 31, 2012 includes income tax benefits of $10 million related to uncertain and effectively settled tax positions, primarily due to the effective settlement with the IRS in the first quarter of 2012 with respect to the methodology used historically to calculate deductible mixed service costs and the expiration of the statute of limitations associated with an uncertain tax position in Pepco.

The rate for the year ended December 31, 2012 also reflects an increase in deductible asset removal costs for Pepco in 2012 related to a higher level of asset retirements.

Year ended December 31, 2011

PHI's effective income tax rate in 2011 was significantly affected by changes in estimates and interest related to uncertain and effectively settled tax positions. In 2011, PHI reached a settlement with the IRS with respect to interest due on its federal tax liabilities related to the November 2010 audit settlement (discussed below) for years 1996 through 2002. In connection with this agreement, PHI reallocated certain amounts that have been on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. Primarily related to the settlement and reallocations, PHI recorded an additional tax benefit of $17 million (after-tax) which was recorded in the second quarter of 2011. Further, PHI recalculated interest on its uncertain tax positions for open tax years using different assumptions related to the application of its deposit made with the IRS in 2006, which resulted in additional tax expense of $3 million (after-tax).

As discussed further in Note (8), "Leasing Activities," during the second quarter of 2011, PHI terminated early its interest in certain cross-border energy leases prior to the end of their stated terms. As a result, PHI recognized a $22 million charge related to the tax consequences associated with the early terminations.

In addition, as discussed further in Note (16), "Commitments and Contingencies – District of Columbia Tax Legislation," on June 14, 2011, the Council of the District of Columbia approved the Fiscal Year 2012 Budget Support Act of 2011 (the Budget Support Act). The Budget Support Act includes a provision that requires corporate taxpayers in the District of Columbia to calculate taxable income allocable or apportioned to the District by reference to the income and apportionment factors applicable to commonly controlled entities organized within the United States that are engaged in a unitary business. Previously, only the income of companies with direct nexus to the District of Columbia was taxed. As a result of the change, during 2011 PHI recorded additional state income tax expense of $2 million.

Year ended December 31, 2010

In April 2010, as part of an ongoing effort to simplify PHI's organizational structure, certain of PHI's subsidiaries were converted from corporations to single member limited liability companies. In addition to increased organizational flexibility and reduced administrative costs, converting these entities to limited liability companies allows PHI to include income or losses in the former corporations in a single state income tax return, thus increasing the utilization of state income tax attributes. As a result of inclusions of income or losses in a single state return as discussed above, PHI recorded an $8 million benefit by reversing valuation allowances on certain state net operating losses and an additional benefit of $6 million resulting from changes to certain state deferred income tax benefits. In addition, conversion to limited liability companies caused PHI's separate company losses (primarily related to the loss on the extinguishment of debt) to be subjected to state income taxes in new jurisdictions, resulting in minimal consolidated state taxable income in 2010.

In November 2010, PHI reached final settlement with the IRS with respect to its federal tax returns for the years 1996 to 2002 for all issues except its cross-border energy lease investments. In connection with the settlement, PHI reallocated certain amounts on deposit with the IRS since 2006 among liabilities in the settlement years and subsequent years. In light of the settlement and reallocations, PHI recalculated the estimated interest due for the tax years 1996 to 2002. The revised estimate resulted in the reversal of $15 million (after-tax) of estimated interest due to the IRS. This reversal was recorded as an income tax benefit in the fourth quarter of 2010 and PHI recorded an additional tax benefit of $17 million (after-tax) in the second quarter of 2011 when the IRS finalized its calculation of the amount due. Offsetting the 2010 benefit was the reversal of $6 million (after-tax) of erroneously accrued state interest receivable recorded in the first quarter of 2010 and $2 million (after-tax) of other adjustments.

Also in the fourth quarter of 2010, PHI corrected the tax accounting for software amortization. Accordingly, a regulatory asset was established and income tax expense was reduced by $4 million.

Components of Consolidated Deferred Tax Liabilities (Assets)

	At December 31,	
	2012	2011
	(millions of dollars)	
Deferred Tax Liabilities (Assets)		
Depreciation and other basis differences related to plant and equipment	$2,299	$1,871
Deferred electric service and electric restructuring liabilities	110	131
Cross-border energy lease investments	756	793
Federal and state net operating losses	(394)	(220)
Valuation allowances on state net operating losses	21	21
Pension and other postretirement benefits	128	130
Deferred taxes on amounts to be collected through future rates	58	47
Other	172	32
Total Deferred Tax Liabilities, net	3,150	2,805
Deferred tax assets included in Current Assets	28	59
Deferred tax liabilities included in Other Current Liabilities	(2)	(1)
Total Consolidated Deferred Tax Liabilities, net non-current	$3,176	$2,863

The net deferred tax liability represents the tax effect, at presently enacted tax rates, of temporary differences between the financial statement basis and tax basis of assets and liabilities. The portion of the net deferred tax liability applicable to PHI's utility operations, which has not been reflected in current service rates, represents income taxes recoverable through future rates, net, and is recorded as a Regulatory asset on the balance sheet. Federal and state net operating losses generally expire over 20 years from 2029 to 2032.

The Tax Reform Act of 1986 repealed the investment tax credit for property placed in service after December 31, 1985, except for certain transition property. Investment tax credits previously earned on Pepco's, DPL's and ACE's property continue to be amortized to income over the useful lives of the related property.

Reconciliation of Beginning and Ending Balances of Unrecognized Tax Benefits

	2012	2011	2010
		(millions of dollars)	
Beginning balance as of January 1,	$ 357	$ 395	$ 246
Tax positions related to current year:			
Additions	1	2	150
Reductions	—	—	—
Tax positions related to prior years:			
Additions	79	20	35
Reductions	(235)	(57)	(36)
Settlements	(2)	(3)	—
Ending balance as of December 31,	$ 200	$ 357	$ 395

Unrecognized Benefits That, If Recognized, Would Affect the Effective Tax Rate

Unrecognized tax benefits are related to tax positions that have been taken or are expected to be taken in tax returns that are not recognized in the financial statements because management has either measured the tax benefit at an amount less than the benefit claimed or expected to be claimed, or has concluded that it is not more likely than not that the tax position will be ultimately sustained. For the majority of these tax positions, the ultimate deductibility is highly certain, but there is uncertainty about the timing of such deductibility. Unrecognized tax benefits at December 31, 2012 included $36 million that, if recognized, would lower the effective tax rate.

Interest and Penalties

PHI recognizes interest and penalties relating to its uncertain tax positions as an element of income tax expense. For the years ended December 31, 2012, 2011 and 2010, PHI recognized $23 million of pre-tax interest income ($14 million after-tax), $23 million of pre-tax interest income ($14 million after-tax), and $2 million of pre-tax interest income ($1 million after-tax), respectively, as a component of income tax expense related to continuing operations. As of December 31, 2012, 2011 and 2010, PHI had accrued interest receivable of $10 million, accrued interest payable of $4 million and accrued interest payable of $12 million, respectively, related to effectively settled and uncertain tax positions.

Possible Changes to Unrecognized Tax Benefits

It is reasonably possible that the amount of the unrecognized tax benefit with respect to some of PHI's uncertain tax positions will significantly increase or decrease within the next 12 months. The possible resolution of the cross-border energy lease investments issue, the 2003 to 2008 Federal audits or state audits could impact the balances and related interest accruals significantly. See Note (16), "Commitments and Contingencies" and Note (20), "Subsequent Event," for additional discussion.

Tax Years Open to Examination

PHI's Federal income tax liabilities for Pepco legacy companies for all years through 2002, and for Conectiv legacy companies for all years through 2002, have been determined by the IRS, subject to adjustment to the extent of any net operating loss or other loss or credit carrybacks from subsequent years. PHI has not reached final settlement with the IRS with respect to the cross-border energy lease deductions. The open tax years for the significant states where PHI files state income tax returns (District of Columbia, Maryland, Delaware, New Jersey, Pennsylvania and Virginia) are the same as for the Federal returns.

Resolution of Certain IRS Audit Matters

In 2010, PHI resolved all tax matters that were raised in IRS audits related to the 2001 and 2002 tax years except for the cross-border energy lease issue. Adjustments recorded relating to these resolved tax matters resulted in a $1 million increase in income tax expense exclusive of interest.

Other Taxes

Other taxes for continuing operations are shown below. The annual amounts include $426 million, $445 million and $427 million for the years ended December 31, 2012, 2011 and 2010, respectively, related to Power Delivery, which are recoverable through rates.

	2012	2011	2010
	(millions of dollars)		
Gross Receipts/Delivery	$ 135	$ 145	$ 145
Property	75	71	70
County Fuel and Energy	160	170	154
Environmental, Use and Other	62	65	65
Total	$ 432	$ 451	$ 434

(13) STOCK-BASED COMPENSATION, DIVIDEND RESTRICTIONS, AND CALCULATIONS OF EARNINGS PER SHARE OF COMMON STOCK

Stock-Based Compensation

Pepco Holdings maintains a Long-Term Incentive Plan (LTIP) and a 2012 Long-Term Incentive Plan (2012 LTIP), the objective of each of which is to increase shareholder value by providing long-term and equity incentives to reward officers, key employees and non-employee directors of Pepco Holdings and its subsidiaries and to increase the ownership of Pepco Holdings common stock by such individuals. Any officer, key employee or non-employee director of Pepco Holdings or its subsidiaries may be designated as a participant. Under these plans, awards to officers, key employees and non-employee directors may be in the form of restricted stock, restricted stock units, stock options, performance shares and/or units, stock appreciation rights, unrestricted stock and dividend equivalents. At inception, 10 million and 8 million shares of common stock were authorized for issuance under the LTIP and the 2012 LTIP, respectively. The LTIP expired in accordance with its terms in 2012 and no new awards may be granted thereunder.

Total stock-based compensation expense recorded in the consolidated statements of income for the years ended December 31, 2012, 2011 and 2010 was $11 million, $6 million and $5 million, respectively, all of which was associated with restricted stock and restricted stock unit awards.

No material amount of stock compensation expense was capitalized for the years ended December 31, 2012, 2011 and 2010.

Restricted Stock and Restricted Stock Unit Awards

Description of awards

A number of programs have been established under the LTIP and the 2012 LTIP involving the issuance of restricted stock and restricted stock unit awards, including awards of performance-based restricted stock units, time-based restricted stock and restricted stock units, and retention restricted stock and restricted stock units. A summary of each of these programs is as follows:

- Under the performance-based program, performance criteria are selected and measured over the specified performance period. Depending on the extent to which the performance criteria are satisfied, the participants are eligible to earn shares of common stock at the end of the performance period, ranging from 25% to 200% of the target award, and dividend equivalents accrued thereon.

- Generally, time-based restricted stock and restricted stock unit award opportunities have a requisite service period of up to three years and, with respect to restricted stock awards, participants have the right to receive dividends on the shares during the vesting period. Under restricted stock unit awards, dividends are credited quarterly in the form of additional restricted stock units, which are paid when vested at the end of the service period.

- In January, April and September 2012, retention awards in the form of 150,330 time-based and performance-based restricted stock units and 5,305 shares of unrestricted stock were granted to certain PHI executives. The time-based retention awards have a vesting period of three years, and the performance-based retention awards have a one-year performance period and are subject to the continued employment of the executive at the end of the performance period.

- In May and September 2012, restricted stock units were granted to each non-employee director under the 2012 LTIP. A total of 40,749 units were granted and vest over a service period which ends upon the first to occur of (i) one year after the date of grant or (ii) the date of the next annual meeting of stockholders.

Activity for the year

The 2012 activity for non-vested, time-based restricted stock, restricted stock units and performance-based restricted stock unit awards, including retention awards, is summarized in the table below. For performance-based restricted stock unit awards, the table reflects awards projected to achieve 100% of targeted performance criteria for the 2010-2012, 2011-2013 and 2012-2014 award cycles.

	Number of Shares	Total Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2012			
Time-based restricted stock	241,689		$ 16.74
Time-based restricted stock units	170,531		18.87
Performance-based restricted stock units	765,139		19.28
Total		1,177,359	
Granted during 2012			
Unrestricted stock award	5,305		18.85
Time-based restricted stock units	342,673		19.69
Performance-based restricted stock units	412,503		21.13
Total		760,481	
Vested during 2012			
Unrestricted stock award	(5,305)		18.85
Time-based restricted stock	(107,054)		16.96
Time-based restricted stock units	—		—
Performance-based restricted stock units	(145,246)		17.02
Total		(257,605)	
Forfeited during 2012			
Time-based restricted stock	(28)		17.72
Time-based restricted stock units	—		—
Performance-based restricted stock units	—		—
Total		(28)	
Balance at December 31, 2012			
Time-based restricted stock	134,607		16.56
Time-based restricted stock units	513,204		19.42
Performance-based restricted stock units	1,032,396		20.34
Total		1,680,207	

Grants included in the table above reflect 2012 grants of performance-based and retention restricted stock units, time-based and retention restricted stock units and unrestricted stock awards. PHI recognizes compensation expense related to performance-based restricted stock unit awards and time-based restricted stock and restricted stock unit awards based on the fair value of the awards at date of grant. The fair value is based on the market value of PHI common stock at the date the award opportunity is granted. The estimated fair value of the performance-based awards is also a function of PHI's projected future performance relative to established performance criteria and the resulting payout of shares based on the achieved performance levels. PHI employed a Monte Carlo simulation to forecast PHI's performance relative to the performance criteria and to estimate the potential payout of shares under the performance-based awards.

The following table provides the weighted average grant date fair value of those awards granted during each of the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Weighted average grant-date fair value of each award of time-based restricted stock and unrestricted stock awards granted during the year	$18.85	$ —	$16.55
Weighted average grant-date fair value of each time-based restricted stock unit granted during the year	$19.69	$18.87	$ —
Weighted average grant-date fair value of each performance-based restricted stock unit granted during the year	$21.13	$19.56	$20.11

As of December 31, 2012, there was approximately $13 million of future compensation cost (net of estimated forfeitures) related to non-vested restricted stock awards and restricted stock unit awards granted under the LTIP and the 2012 LTIP that PHI expects to recognize over a weighted-average period of approximately two years.

Stock options

Stock options to purchase shares of PHI's common stock granted under the LTIP and the 2012 LTIP must have an exercise price at least equal to the fair market value of the underlying stock on the grant date. Stock options generally become exercisable on a specified vesting date or dates. All stock options must have an expiration date of no greater than ten years from the date of grant. No options have been granted under the LTIP since 2002. As of January 1, 2012, 30,925 options were outstanding at a weighted average exercise price of $20.75 and a weighted-average remaining contractual term of 0.03 years. As of December 31, 2012, all outstanding stock options under predecessor plans have expired. Total intrinsic value and tax benefits recognized for stock options exercised in 2011 and 2010 were immaterial. No options were exercised in 2012.

Non-employee directors were entitled, under the terms of the LTIP, to a grant on May 1 of each year of a nonqualified stock option for 1,000 shares of common stock. However, the Board of Directors previously determined not to make these grants and the LTIP expired by its terms on August 1, 2012.

Directors' Deferred Compensation

Under the Pepco Holdings' Executive and Director Deferred Compensation Plan, Pepco Holdings non-employee directors may elect to defer all or part of their cash retainer and meeting fees. Deferred retainer or meeting fees, at the election of the director, can be credited with interest at the prime rate or the return on selected investment funds or can be deemed invested in phantom shares of Pepco Holdings common stock on which dividend equivalent accruals are credited when dividends are paid on the common stock (or a combination of these options). All deferrals are settled in cash. The amount deferred by directors for each of the years ended December 31, 2012, 2011 and 2010 was not material.

Compensation expense recognized in respect of dividends and the increase in fair value for each of the years ended December 31, 2012, 2011 and 2010 was not material. The deferred compensation balance under this program was approximately $1 million at December 31, 2012 and 2011.

A separate deferral option under the 2012 LTIP gives non-employee directors the right to elect to defer the receipt of common stock upon vesting of restricted stock unit awards.

Dividend Restrictions

PHI, on a stand-alone basis, generates no operating income of its own. Accordingly, its ability to pay dividends to its shareholders depends on dividends received from its subsidiaries. In addition to their future financial performance, the ability of PHI's direct and indirect subsidiaries to pay dividends is subject to limits imposed by: (i) state corporate laws, which impose limitations on the funds that can be used to pay dividends and, in the case of ACE, the regulatory requirement that it obtain the prior approval of the NJBPU before dividends can be paid if its equity as a percent of its total capitalization, excluding securitization debt, falls below 30%; (ii) the prior rights of holders of mortgage bonds and other long-term debt issued by the subsidiaries, and any other restrictions imposed in connection with the incurrence of liabilities; and (iii) certain provisions of ACE's charter that impose restrictions on payment of common stock dividends for the benefit of preferred stockholders. Pepco, DPL and ACE have no shares of preferred stock outstanding at December 31, 2012. Currently, the capitalization ratio limitation to which ACE is subject and the restriction in the ACE charter do not limit ACE's ability to pay common stock dividends. PHI had approximately $1,109 million and $1,072 million of retained earnings free of restrictions at December 31, 2012 and 2011, respectively. These amounts represent the total retained earnings balances at those dates.

For the years ended December 31, Pepco Holdings received dividends from its subsidiaries as follows:

Subsidiary	2012	2011	2010
	(millions of dollars)		
Pepco	$ 35	$ 25	$ 115
DPL	—	60	23
ACE	35	—	35
Total	$ 70	$ 85	$ 173

Calculations of Earnings per Share of Common Stock

The numerator and denominator for basic and diluted earnings per share of common stock calculations are shown below.

	For the Years Ended December 31 ,		
	2012	2011	2010
	(millions of dollars, except per share data)		
Income (Numerator):			
Net income from continuing operations	$ 285	$ 260	$ 139
Net loss from discontinued operations	—	(3)	(107)
Net income	$ 285	$ 257	$ 32
Shares (Denominator) (in millions):			
Weighted average shares outstanding for basic computation:			
Average shares outstanding	229	226	224
Adjustment to shares outstanding	—	—	—
Weighted Average Shares Outstanding for Computation of Basic Earnings Per Share of Common Stock	229	226	224
Net effect of potentially dilutive shares [a]	1	—	—
Weighted Average Shares Outstanding for Computation of Diluted Earnings Per Share of Common Stock	230	226	224
Basic earnings per share of common stock from continuing operations	$ 1.25	$ 1.15	$ 0.62
Basic loss per share of common stock from discontinued operations	—	(0.01)	(0.48)
Basic earnings per share	$ 1.25	$ 1.14	$ 0.14
Diluted earnings per share of common stock from continuing operations	$ 1.24	$ 1.15	$ 0.62
Diluted loss per share of common stock from discontinued operations	—	(0.01)	(0.48)
Diluted earnings per share	$ 1.24	$ 1.14	$ 0.14

[a] The number of options to purchase shares of common stock that were excluded from the calculation of diluted earnings per share as they are considered to be anti-dilutive were zero, 14,900 and 280,266 for the years ended December 31, 2012, 2011 and 2010, respectively.

Equity Forward Transaction

During 2012, PHI entered into an equity forward transaction in connection with a public offering of 17,922,077 shares of PHI common stock. The use of an equity forward transaction substantially eliminates future equity market price risk by fixing a common equity offering sales price under the then existing market conditions, while mitigating immediate share dilution resulting from the offering by postponing the actual issuance of common stock until funds are needed in accordance with PHI's capital investment and regulatory plans.

Pursuant to the terms of this transaction, a forward counterparty borrowed 17,922,077 shares of PHI's common stock from third parties and sold them to a group of underwriters for $19.25 per share, less an underwriting discount equal to $0.67375 per share.

The equity forward transaction had no initial fair value since it was entered into at the then market price of the common stock. PHI did not receive any proceeds from the sale of common stock until the equity forward transaction was settled, and at that time PHI recorded the proceeds in equity. PHI concluded that the equity forward transaction was an equity instrument based on the accounting guidance in ASC 480 and ASC 815, and that it qualified for an exception from derivative accounting under ASC 815 because the forward sale transaction was indexed to its own stock.

As allowed by the terms of the transaction, PHI physically settled the equity forward transaction on February 27, 2013 by issuing 17,922,077 shares of common stock at $17.39 per share to the forward counterparty. The proceeds of approximately $312 million were used to pay down outstanding commercial paper, a portion of which was issued in order to make capital contributions to the utilities, and for general corporate purposes.

During 2012, the equity forward transaction was reflected in PHI's diluted earnings per share calculations using the treasury stock method. Under this method, the number of shares of PHI's common stock used in calculating diluted earnings per share for a reporting period would be increased by the number of shares, if any, that would be issued upon physical settlement of the equity forward transaction less the number of shares that could be purchased by PHI in the market (based on the average market price during that reporting period) using the proceeds receivable upon settlement of the equity forward transaction (based on the adjusted forward sale price at the end of that reporting period). The excess number of shares is weighted for the portion of the reporting period in which the equity forward transaction is outstanding. For the year ended December 31, 2012, the equity forward transaction had a dilutive effect of $0.01 on PHI's earnings per share.

Shareholder Dividend Reinvestment Plan

PHI maintains a Shareholder Dividend Reinvestment Plan (DRP) through which shareholders may reinvest cash dividends. In addition, existing shareholders can make purchases of shares of PHI common stock through the investment of not less than $25 each calendar month nor more than $200,000 each calendar year. Shares of common stock purchased through the DRP may be new shares or, at the election of PHI, shares purchased in the open market or in negotiated transactions. Approximately 2 million new shares were issued and sold under the DRP in each of 2012, 2011 and 2010.

Pepco Holdings Common Stock Reserved and Unissued

The following table presents Pepco Holdings' common stock reserved and unissued at December 31, 2012:

Name of Plan	Number of Shares [a]
DRP	1,786,871
Conectiv Incentive Compensation Plan [b]	1,093,701
Potomac Electric Power Company Long-Term Incentive Plan [b]	298,543
Pepco Holdings Long-Term Incentive Plan [b]	7,665,981
Pepco Holdings 2012 Long-Term Incentive Plan	8,000,000
Pepco Holdings Non-Management Directors Compensation Plan	457,211
Pepco Holdings Retirement Savings Plan	604,075
Total	19,906,382

(a) Excludes up to 31 million shares authorized by the Board of Directors on February 23, 2012 for potential issuance pursuant to the terms of the equity forward transaction.

(b) No further awards will be made under this plan.

(14) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Derivatives are used by Pepco Energy Services and Power Delivery to hedge commodity price risk, as well as by PHI, from time to time, to hedge interest rate risk.

The retail energy supply business of Pepco Energy Services, which is in the process of being wound down, enters into energy commodity contracts in the form of electricity and natural gas futures, swaps, options and forward contracts to hedge commodity price risk in connection with the purchase of physical natural gas and electricity for distribution to customers. The primary risk management objective is to manage the spread between retail sales commitments and the cost of supply used to service those commitments to ensure stable cash flows and lock in favorable prices and margins when they become available.

Pepco Energy Services' commodity contracts that are not designated for hedge accounting, do not qualify for hedge accounting, or do not meet the requirements for normal purchase and normal sale accounting, are marked to market through current earnings. Forward contracts that meet the requirements for normal purchase and normal sale accounting are recorded on an accrual basis.

In Power Delivery, DPL uses derivative instruments in the form of swaps and over-the-counter options primarily to reduce natural gas commodity price volatility and to limit its customers' exposure to increases in the market price of natural gas under a hedging program approved by the DPSC. DPL uses these derivatives to manage the commodity price risk associated with its physical natural gas purchase contracts. The natural gas purchase contracts qualify as normal purchases, which are not required to be recorded in the financial statements until settled. All premiums paid and other transaction costs incurred as part of DPL's natural gas hedging activity, in addition to all gains and losses related to hedging activities, are deferred under FASB guidance on regulated operations (ASC 980) until recovered from its customers through a fuel adjustment clause approved by the DPSC.

ACE was ordered to enter into the SOCAs by the NJBPU, and under the SOCAs, ACE would receive payments from or make payments to electric generation facilities based on i) the difference between the fixed price in the SOCAs and the price for capacity that clears PJM, and ii) ACE's annual proportion of the total New Jersey load relative to the other EDCs in New Jersey, which is currently estimated to be approximately 15 percent. ACE began applying derivative accounting to two of its SOCAs as of June 30, 2012 because the generators cleared the 2015-2016 PJM capacity auction in May 2012. Changes in the fair value of the derivatives embedded in the SOCAs are deferred as regulatory assets or liabilities because the NJBPU has allowed full recovery from ACE's distribution customers for all payments made by ACE and ACE's distribution customers would be entitled to all payments received by ACE.

PHI also uses derivative instruments from time to time to mitigate the effects of fluctuating interest rates on debt issued in connection with the operation of their businesses. In June 2002, PHI entered into several treasury rate lock transactions in anticipation of the issuance of several series of fixed-rate debt commencing in August 2002. Upon issuance of the fixed rate-debt in August 2002, the treasury rate locks were terminated at a loss. The loss has been deferred in AOCL and is being recognized in income over the life of the debt issued as interest payments are made. As further described in Note (11), "Debt," $15 million of these pre-tax losses ($9 million after-tax) was reclassified into income during 2010.

The tables below identify the balance sheet location and fair values of derivative instruments as of December 31, 2012 and 2011:

	As of December 31, 2012				
Balance Sheet Caption	**Derivatives Designated as Hedging Instruments [a]**	**Other Derivative Instruments**	**Gross Derivative Instruments**	**Effects of Cash Collateral and Netting**	**Net Derivative Instruments**
		(millions of dollars)			
Derivative assets (current assets)	$ —	$ 1	$ 1	$ —	$ 1
Derivative assets (non-current assets)	—	8	8	—	8
Total Derivative assets	—	9	9	—	9
Derivative liabilities (current liabilities)	(10)	(13)	(23)	16	(7)
Derivative liabilities (non-current liabilities)	(1)	(12)	(13)	2	(11)
Total Derivative liabilities	(11)	(25)	(36)	18	(18)
Net Derivative (liability) asset	$ (11)	$ (16)	$ (27)	$ 18	$ (9)

[a] Amounts included in Derivatives Designated as Hedging Instruments primarily consist of derivatives that were designated as cash flow hedges prior to Pepco Energy Services' election to discontinue cash flow hedge accounting for these derivatives.

	As of December 31, 2011				
Balance Sheet Caption	**Derivatives Designated as Hedging Instruments [a]**	**Other Derivative Instruments**	**Gross Derivative Instruments**	**Effects of Cash Collateral and Netting**	**Net Derivative Instruments**
		(millions of dollars)			
Derivative assets (current assets)	$ 17	$ 6	$ 23	$ (18)	$ 5
Derivative assets (non-current assets)	—	1	1	(1)	—
Total Derivative assets	17	7	24	(19)	5
Derivative liabilities (current liabilities)	(55)	(48)	(103)	77	(26)
Derivative liabilities (non-current liabilities)	(11)	(10)	(21)	15	(6)
Total Derivative liabilities	(66)	(58)	(124)	92	(32)
Net Derivative (liability) asset	$ (49)	$ (51)	$ (100)	$ 73	$ (27)

[a] Amounts included in Derivatives Designated as Hedging Instruments primarily consist of derivatives that were designated as cash flow hedges prior to Pepco Energy Services' election to discontinue cash flow hedge accounting for these derivatives.

Under FASB guidance on the offsetting of balance sheet accounts (ASC 210-20), PHI offsets the fair value amounts recognized for derivative instruments and the fair value amounts recognized for related collateral positions executed with the same counterparty under master netting agreements. The amount of cash collateral that was offset against these derivative positions is as follows:

	December 31, 2012	December 31, 2011
	(millions of dollars)	
Cash collateral pledged to counterparties with the right to reclaim [(a)]	$ 18	$ 73

(a) Includes cash deposits on commodity brokerage accounts.

As of December 31, 2012 and 2011, all PHI cash collateral pledged related to derivative instruments accounted for at fair value was entitled to be offset under master netting agreements.

Derivatives Designated as Hedging Instruments

Cash Flow Hedges

Pepco Energy Services

For energy commodity contracts that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of AOCL and is reclassified into income in the same period or periods during which the hedged transactions affect income. Gains and losses on the derivative that are related to hedge ineffectiveness or the forecasted hedged transaction being probable not to occur are recognized in income. Pepco Energy Services has elected to no longer apply cash flow hedge accounting to certain of its electricity derivatives and all of its natural gas derivatives. Amounts included in AOCL for these cash flow hedges as of December 31, 2012 and 2011 represent net losses on derivatives prior to the election to discontinue cash flow hedge accounting less amounts reclassified into income as the hedged transactions occur or because the hedged transactions were deemed probable not to occur. Gains or losses on these derivatives after the election to discontinue cash flow hedge accounting are recognized in income.

The cash flow hedge activity during the years ended December 31, 2012, 2011 and 2010 is provided in the tables below:

	For the Year Ended December 31,		
	2012	2011	2010
	(millions of dollars)		
Amount of net pre-tax loss arising during the period included in accumulated other comprehensive loss	$ —	$ —	$ (100)
Amount of net pre-tax loss reclassified into income:			
Effective portion:			
Fuel and purchased energy expense	38	80	135
Ineffective portion: [(a)]			
Revenue	1	1	—
Total net pre-tax loss reclassified into income	39	81	135
Net pre-tax gain on commodity derivatives included in other comprehensive loss	$ 39	$ 81	$ 35

(a) Included in the above table is a loss of $1 million for the years ended December 31, 2012 and 2011, respectively, which was reclassified from AOCL to income because the forecasted hedged transactions were deemed probable not to occur.

As of December 31, 2012 and 2011, Pepco Energy Services had the following types and quantities of outstanding energy commodity contracts employed as cash flow hedges of forecasted purchases and forecasted sales.

Commodity	Quantities December 31, 2012	Quantities December 31, 2011
Forecasted Purchases Hedges		
Electricity (Megawatt hours (MWh))	—	614,560
Forecasted Sales Hedges		
Electricity (MWh)	—	614,560

Power Delivery

All premiums paid and other transaction costs incurred as part of DPL's natural gas hedging activity, in addition to all of DPL's gains and losses related to hedging activities, are deferred under FASB guidance on regulated operations until recovered from customers based on the fuel adjustment clause approved by the DPSC. The following table indicates the net unrealized derivative losses arising during the period that were deferred as Regulatory assets and the net realized losses recognized in the consolidated statements of income (through Fuel and purchased energy expense) that were also deferred as Regulatory assets for the years ended December 31, 2012, 2011 and 2010 associated with cash flow hedges:

	For the Year Ended December 31,		
	2012	2011	2010
	(millions of dollars)		
Net unrealized loss arising during the period	$ —	$ —	$ (9)
Net realized loss recognized during the period	—	(5)	(13)

Cash Flow Hedges Included in Accumulated Other Comprehensive Loss

The tables below provide details regarding effective cash flow hedges included in PHI's consolidated balance sheets as of December 31, 2012 and 2011. Cash flow hedges are marked to market on the consolidated balance sheet with corresponding adjustments to AOCL for effective cash flow hedges. As of December 31, 2012, $11 million of the losses in AOCL were associated with derivatives that Pepco Energy Services previously designated as cash flow hedges. Although Pepco Energy Services no longer designates these derivatives as cash flow hedges, gains or losses previously deferred in AOCL prior to the decision to discontinue cash flow hedge accounting will remain in AOCL until the hedged forecasted transaction occurs unless it is deemed probable that the hedged forecasted transaction will not occur. The data in the following tables indicate the cumulative net loss after-tax related to effective cash flow hedges by contract type included in AOCL, the portion of AOCL expected to be reclassified to income during the next 12 months, and the maximum hedge or deferral term:

	As of December 31, 2012		
Contracts	Accumulated Other Comprehensive Loss After-tax	Portion Expected to be Reclassified to Income during the Next 12 Months	Maximum Term
	(millions of dollars)		
Energy commodity [a]	$ 6	$ 5	17 months
Interest rate	10	1	236 months
Total	$ 16	$ 6	

[a] The unrealized derivative losses recorded in AOCL relate to forecasted physical natural gas and electricity purchases which are used to supply retail natural gas and electricity contracts that are in gain positions and subject to accrual accounting. Under accrual accounting, no asset is recorded on PHI's consolidated balance sheet and the purchase cost is not recognized until the period of distribution.

Contracts	As of December 31, 2011 Accumulated Other Comprehensive Loss After-tax	Portion Expected to be Reclassified to Income during the Next 12 Months	Maximum Term
	(millions of dollars)		
Energy commodity [a]	$ 29	$ 23	29 months
Interest rate	10	1	248 months
Total	$ 39	$ 24	

[a] The unrealized derivative losses recorded in AOCL relate to forecasted physical natural gas and electricity purchases which are used to supply retail natural gas and electricity contracts that are in gain positions and subject to accrual accounting. Under accrual accounting, no asset is recorded on PHI's consolidated balance sheet and the purchase cost is not recognized until the period of distribution.

Other Derivative Activity

Pepco Energy Services

Pepco Energy Services holds certain derivatives that are not in hedge accounting relationships and are not designated as normal purchases or normal sales. These derivatives are recorded at fair value on the balance sheet with the gain or loss for changes in fair value recorded through Fuel and purchased energy expense.

For the years ended December 31, 2012, 2011 and 2010, the amount of the derivative gain (loss) for Pepco Energy Services recognized in income is provided in the table below:

	For the Year Ended December 31, 2012	2011	2010
	(millions of dollars)		
Reclassification of mark-to-market to realized on settlement of contracts	$ 27	$ —	$ 2
Unrealized mark-to-market loss	(3)	(30)	(3)
Total net gain (loss)	$ 24	$ (30)	$ (1)

As of December 31, 2012 and 2011, Pepco Energy Services had the following net outstanding commodity forward contract quantities and net position on derivatives that did not qualify for hedge accounting:

	December 31, 2012		December 31, 2011	
Commodity	Quantity	Net Position	Quantity	Net Position
Financial transmission rights (MWh)	181,008	Long	267,480	Long
Electric capacity (MW-Days)	—	—	12,920	Long
Electricity (MWh)	261,240	Long	788,280	Long
Natural gas (one Million British Thermal Units (MMBtu))	2,867,500	Long	24,550,257	Long

Power Delivery

DPL and ACE have certain derivatives that are not in hedge accounting relationships and are not designated as normal purchases or normal sales. These derivatives are recorded at fair value on the consolidated balance sheets with the gain or loss for changes in fair value recorded in income. In accordance with FASB guidance on regulated operations, offsetting regulatory liabilities or regulatory assets are recorded on the consolidated balance sheets and the recognition of the derivative gain or loss is deferred because of the DPSC-approved fuel adjustment clause for DPL's derivatives and the NJBPU order pertaining to the SOCAs within which ACE's capacity derivatives are embedded. The following table indicates the net unrealized derivative losses arising during the period that were deferred as Regulatory assets and the net realized losses recognized in the consolidated statements of income (through Fuel and purchased energy expense) that were also deferred as Regulatory assets for the years ended December 31, 2012 and 2011 associated with these derivatives:

	For the Year Ended December 31,		
	2012	2011	2010
	(millions of dollars)		
Net unrealized loss arising during the period	$ (6)	$ (13)	$ (20)
Net realized loss recognized during the period	(16)	(22)	(26)

As of December 31, 2012 and 2011, the quantities and positions of DPL's net outstanding natural gas commodity forward contracts and ACE's capacity derivatives associated with the SOCAs that did not qualify for hedge accounting were:

	December 31, 2012		December 31, 2011	
Commodity	**Quantity**	**Net Position**	**Quantity**	**Net Position**
DPL – Natural gas (MMBtu)	3,838,000	Long	6,161,200	Long
ACE – Capacity (MWs)	180	Long	—	—

Contingent Credit Risk Features

The primary contracts used by the Pepco Energy Services and Power Delivery segments for derivative transactions are entered into under the International Swaps and Derivatives Association Master Agreement (ISDA) or similar agreements that closely mirror the principal credit provisions of the ISDA. The ISDAs include a Credit Support Annex (CSA) that governs the mutual posting and administration of collateral security. The failure of a party to comply with an obligation under the CSA, including an obligation to transfer collateral security when due or the failure to maintain any required credit support, constitutes an event of default under the ISDA for which the other party may declare an early termination and liquidation of all transactions entered into under the ISDA, including foreclosure against any collateral security. In addition, some of the ISDAs have cross default provisions under which a default by a party under another commodity or derivative contract, or the breach by a party of another borrowing obligation in excess of a specified threshold, is a breach under the ISDA.

Under the ISDA or similar agreements, the parties establish a dollar threshold of unsecured credit for each party in excess of which the party would be required to post collateral to secure its obligations to the other party. The amount of the unsecured credit threshold varies according to the senior, unsecured debt rating of the respective parties or that of a guarantor of the party's obligations. The fair values of all transactions between the parties are netted under the master netting provisions. Transactions may include derivatives accounted for on-balance sheet as well as those designated as normal purchases and normal sales that are accounted for off-balance sheet. If the aggregate fair value of the transactions in a net loss position exceeds the unsecured credit threshold, then collateral is required to be posted in an amount equal to the amount by which the unsecured credit threshold is exceeded. The obligations of Pepco Energy Services are usually guaranteed by PHI. The obligations of DPL are stand-alone obligations without the guaranty of PHI. If PHI's or DPL's debt rating were to fall below "investment grade," the unsecured credit threshold would typically be set at zero and collateral would be required for the entire net loss position. Exchange-traded contracts are required to be fully collateralized without regard to the debt rating of the holder.

The gross fair values of PHI's derivative liabilities with credit risk-related contingent features as of December 31, 2012 and 2011, were $8 million and $54 million, respectively, before giving effect to offsetting transactions or collateral under master netting agreements. As of December 31, 2012, PHI had posted no cash collateral against its gross derivative liability, resulting in a net liability of $8 million. As of December 31, 2011, PHI had posted cash collateral of $1 million against its gross derivative liability, resulting in a net liability of $53 million. If PHI's and DPL's debt ratings had been downgraded below investment grade as of December 31, 2012 and 2011, PHI's net settlement amounts, including both the fair value of its derivative liabilities and its normal purchase and normal sale contracts would have been approximately $40 million and $124 million, respectively, and PHI would have been required to post collateral with the counterparties of approximately $40 million and $123 million, respectively, in addition to that which was posted as of December 31, 2012 and 2011. The net settlement and additional collateral amounts reflect the effect of offsetting transactions under master netting agreements.

PHI's primary source for posting cash collateral or letters of credit is its credit facility. At December 31, 2012 and 2011, the aggregate amount of cash plus borrowing capacity under the credit facility available to meet the future liquidity needs of PHI and its subsidiaries totaled $861 million and $994 million, respectively, of which $384 million and $283 million, respectively, was available to Pepco Energy Services.

(15) FAIR VALUE DISCLOSURES

Financial Instruments Measured at Fair Value on a Recurring Basis

PHI applies FASB guidance on fair value measurement and disclosures (ASC 820) that established a framework for measuring fair value and expanded disclosures about fair value measurements. As defined in the guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). PHI utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. Accordingly, PHI utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).

The following tables set forth, by level within the fair value hierarchy, PHI's financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2012 and 2011. As required by the guidance, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. PHI's assessment of the significance of a particular input to the fair value measurement requires the exercise of judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Fair Value Measurements at December 31, 2012			
Description	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1) [a]	Significant Other Observable Inputs (Level 2) [a]	Significant Unobservable Inputs (Level 3)
	(millions of dollars)			
ASSETS				
Derivative instruments [b]				
Electricity [c]	$ 1	$ —	$ 1	$ —
Capacity [e]	8	—	—	8
Cash equivalents				
Treasury fund	27	27	—	—
Executive deferred compensation plan assets				
Money market funds	17	17	—	—
Life insurance contracts	60	—	42	18
	$ 113	$ 44	$ 43	$ 26

Description	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1) (a)	Significant Other Observable Inputs (Level 2) (a)	Significant Unobservable Inputs (Level 3)
	Fair Value Measurements at December 31, 2012			
	(millions of dollars)			
LIABILITIES				
Derivative instruments [b]				
Electricity [c]	$ 10	$ —	$ 10	$ —
Natural gas [d]	15	11	—	4
Capacity [e]	11	—	—	11
Executive deferred compensation plan liabilities				
Life insurance contracts	28	—	28	—
	$ 64	$ 11	$ 38	$ 15

[a] There were no transfers of instruments between level 1 and level 2 valuation categories during the year ended December 31, 2012.

[b] The fair values of derivative assets and liabilities reflect netting by counterparty before the impact of collateral.

[c] Represents wholesale electricity futures and swaps that are used mainly as part of Pepco Energy Services' retail energy supply business.

[d] Level 1 instruments represent wholesale gas futures and swaps that are used mainly as part of Pepco Energy Services' retail energy supply business and level 3 instruments represent natural gas options purchased by DPL as part of a natural gas hedging program approved by the DPSC.

[e] Represents derivatives associated with ACE SOCAs.

Description	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1) [a]	Significant Other Observable Inputs (Level 2) [a]	Significant Unobservable Inputs (Level 3)
	Fair Value Measurements at December 31, 2011			
	(millions of dollars)			
ASSETS				
Derivative instruments [b]				
Electricity [c]	$ —	$ —	$ —	$ —
Cash equivalents				
Treasury fund	114	114	—	—
Executive deferred compensation plan assets				
Money market funds	18	18	—	—
Life insurance contracts	60	—	43	17
	$ 192	$ 132	$ 43	$ 17
LIABILITIES				
Derivative instruments [b]				
Electricity [c]	$ 32	$ —	$ 32	$ —
Natural gas [d]	67	50	—	17
Capacity	1	—	1	—
Executive deferred compensation plan liabilities				
Life insurance contracts	28	—	28	—
	$ 128	$ 50	$ 61	$ 17

[a] There were no transfers of instruments between level 1 and level 2 valuation categories during the year ended December 31, 2011.

[b] The fair value of derivative assets and liabilities reflect netting by counterparty before the impact of collateral.

[c] Represents wholesale electricity futures and swaps that are used mainly as part of Pepco Energy Services' retail energy supply business.

[d] Level 1 instruments represent wholesale gas futures and swaps that are used mainly as part of Pepco Energy Services' retail energy supply business and level 3 instruments represent natural gas options purchased by DPL as part of a natural gas hedging program approved by the DPSC, as well as Pepco Energy Services physical basis contracts.

PHI classifies its fair value balances in the fair value hierarchy based on the observability of the inputs used in the fair value calculation as follows:

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis, such as the New York Mercantile Exchange (NYMEX).

Level 2 – Pricing inputs are other than quoted prices in active markets included in level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using broker quotes in liquid markets and other observable data. Level 2 also includes those financial instruments that are valued using methodologies that have been corroborated by observable market data through correlation or by other means. Significant assumptions are observable in the marketplace throughout the full term of the instrument and can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

PHI's level 2 derivative instruments primarily consist of electricity derivatives at December 31, 2012. Level 2 power swaps are provided by a pricing service that uses liquid trading hub prices or liquid hub prices plus a congestion adder to estimate the fair value at zonal locations within trading hubs.

Executive deferred compensation plan assets consist of life insurance policies and certain employment agreement obligations. The life insurance policies are categorized as level 2 assets because they are valued based on the assets underlying the policies, which consist of short-term cash equivalents and fixed income securities that are priced using observable market data and can be liquidated for the value of the underlying assets as of December 31, 2012. The level 2 liability associated with the life insurance policies represents a deferred compensation obligation, the value of which is tracked via underlying insurance sub-accounts. The sub-accounts are designed to mirror existing mutual funds and money market funds that are observable and actively traded.

The value of certain employment agreement obligations is derived using a discounted cash flow valuation technique. The discounted cash flow calculations are based on a known and certain stream of payments to be made over time that are discounted to determine their net present value. The primary variable input, the discount rate, is based on market-corroborated and observable published rates. These obligations have been classified as level 2 within the fair value hierarchy because the payment streams represent contractually known and certain amounts and the discount rate is based on published, observable data.

Level 3 – Pricing inputs that are significant and generally less observable than those from objective sources. Level 3 includes those financial instruments that are valued using models or other valuation methodologies.

Derivative instruments categorized as level 3 include natural gas options used by DPL as part of a natural gas hedging program approved by the DPSC, natural gas physical basis contracts held by Pepco Energy Services, and capacity under the SOCAs entered into by ACE:

- DPL applies a Black-Scholes model to value its options with inputs, such as forward price curves, contract prices, contract volumes, the risk-free rate and implied volatility factors, that are based on a range of historical NYMEX option prices. DPL maintains valuation policies and procedures and reviews the validity and relevance of the inputs used to estimate the fair value of its options.

- The natural gas physical basis contracts held by Pepco Energy Services were valued using liquid hub prices plus a congestion adder. The congestion adder was an internally derived adder based on historical data and experience. Pepco Energy Services obtained the liquid hub prices from a third party and reviewed the valuation methodologies, inputs, and reasonableness of the congestion adder on a quarterly basis. As of December 31, 2012, all of these contracts have settled.
- ACE used a discounted cash flow methodology to estimate the fair value of the capacity derivatives embedded in the SOCAs. ACE utilized an external consulting firm to estimate annual zonal PJM capacity prices through the 2030-2031 auction. The capacity price forecast was based on various assumptions that impact the cost of constructing new generation facilities, including zonal load forecasts, zonal fuel and energy prices, generation capacity and transmission planning, and environmental legislation and regulation. ACE reviewed the assumptions and resulting capacity price forecast for reasonableness. ACE used the capacity price forecast to estimate future cash flows. A significant change in the forecasted prices would have a significant impact on the estimated fair value of the SOCAs. ACE employed a discount rate reflective of the estimated weighted average cost of capital for merchant generation companies since payments under the SOCAs are contingent on providing generation capacity.

The table below summarizes the primary unobservable inputs used to determine the fair value of PHI's level 3 instruments and the range of values that could be used for those inputs as of December 31, 2012:

Type of Instrument	Fair Value at December 31, 2012	Valuation Technique	Unobservable Input	Range
		(millions of dollars)		
Natural gas options	$(4)	Option model	Volatility factor	1.57 –2.00
Capacity contracts, net	(3)	Discounted cash flow	Discount rate	5% - 9%

PHI used values within these ranges as part of its fair value estimates. A significant change in any of the unobservable inputs within these ranges would have an insignificant impact on the reported fair value as of December 31, 2012.

Executive deferred compensation plan assets and liabilities include certain life insurance policies that are valued using the cash surrender value of the policies, net of loans against those policies. The cash surrender values do not represent a quoted price in an active market; therefore, those inputs are unobservable and the policies are categorized as level 3. Cash surrender values are provided by third parties and reviewed by PHI for reasonableness.

Reconciliations of the beginning and ending balances of PHI's fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2012 and 2011 are shown below:

	Year Ended December 31, 2012		
	Natural Gas	Life Insurance Contracts	Capacity
	(millions of dollars)		
Beginning balance as of January 1	$ (17)	$ 17	$ —
Total gains (losses) (realized and unrealized):			
Included in income	2	4	—
Included in accumulated other comprehensive loss	—	—	—
Included in regulatory liabilities	(2)	—	(3)
Purchases	—	—	—
Issuances	—	(3)	—
Settlements	13	—	—
Transfers in (out) of level 3	—	—	—
Ending balance as of December 31	$ (4)	$ 18	$ (3)

	Year Ended December 31, 2011	
	Natural Gas	Life Insurance Contracts
	(millions of dollars)	
Beginning balance as of January 1	$ (23)	$ 19
Total gains (losses) (realized and unrealized):		
Included in income	(4)	6
Included in accumulated other comprehensive loss	—	—
Included in regulatory liabilities	(10)	—
Purchases	—	—
Issuances	—	(3)
Settlements	19	(5)
Transfers in (out) of level 3	1	—
Ending balance as of December 31	$ (17)	$ 17

The breakdown of realized and unrealized gains or (losses) on level 3 instruments included in income as a component of Other income or Other operation and maintenance expense for the periods below were as follows:

	Year Ended December 31,	
	2012	2011
	(millions of dollars)	
Total net gains included in income for the period	$ 4	$ 2
Change in unrealized gains relating to assets still held at reporting date	$ 4	$ 2

Other Financial Instruments

The estimated fair values of PHI's debt instruments that are measured at amortized cost in PHI's consolidated financial statements and the associated level of the estimates within the fair value hierarchy as of December 31, 2012 are shown in the table below. As required by the fair value measurement guidance, debt instruments are classified in their entirety within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. PHI's assessment of the significance of a particular input to the fair value measurement requires the exercise of judgment, which may affect the valuation of fair value debt instruments and their placement within the fair value hierarchy levels.

The fair value of Long-term debt categorized as level 1 is based on actual quoted trade prices for the debt in active markets on the measurement date.

The fair value of Long-term debt and Transition Bonds issued by ACE Funding categorized as level 2 is based on a blend of quoted prices for the debt and quoted prices for similar debt in active markets, but not on the measurement date. The blend places more weight on current pricing information when determining the final fair value measurement. The fair value information is provided by brokers and PHI reviews the methodologies and results.

The fair value of Long-term debt categorized as level 3 is based on a discounted cash flow methodology using observable inputs, such as the U.S. Treasury yield, and unobservable inputs, such as credit spreads, because quoted prices for the debt or similar debt in active markets were insufficient. The Long-term project funding represents debt instruments issued by Pepco Energy Services related to its energy savings contracts. Long-term project funding is categorized as level 3 because PHI concluded that the amortized cost carrying amounts for these instruments approximates fair value, which does not represent a quoted price in an active market.

	Fair Value Measurements at December 31, 2012			
Description	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(millions of dollars)			
LIABILITIES				
Debt instruments				
Long-term debt [a]	$5,004	$ 204	$ 4,313	$ 487
Transition Bonds issued by ACE Funding [b]	341	—	341	—
Long-term project funding	13	—	—	13
	$5,358	$ 204	$ 4,654	$ 500

[a] The carrying amount for Long-term debt is $4,177 million as of December 31, 2012.

[b] The carrying amount for Transition Bonds issued by ACE Funding, including amounts due within one year, is $295 million as of December 31, 2012.

The estimated fair values of PHI's debt instruments at December 31, 2011 are shown below:

	December 31, 2011	
	Carrying Amount	Fair Value
	(millions of dollars)	
Long-term debt	$ 3,867	$ 4,577
Transition Bonds issued by ACE Funding	332	380
Long-term project funding	15	15

The carrying amounts of all other financial instruments in the accompanying consolidated financial statements approximate fair value.

(16) COMMITMENTS AND CONTINGENCIES

General Litigation and Other Matters

In 1993, Pepco was served with Amended Complaints filed in the state Circuit Courts of Prince George's County, Baltimore City and Baltimore County, Maryland in separate ongoing, consolidated proceedings known as "In re: Personal Injury Asbestos Case." Pepco and other corporate entities were brought into these cases on a theory of premises liability. Under this theory, the plaintiffs argued that Pepco was negligent in not providing a safe work environment for employees or its contractors, who allegedly were exposed to asbestos while working on Pepco's property. Initially, a total of approximately 448 individual plaintiffs added Pepco to their complaints. While the pleadings were not entirely clear, it appeared that each plaintiff sought $2 million in compensatory damages and $4 million in punitive damages from each defendant. In the intervening years, most of the cases were voluntarily dismissed by the plaintiffs prior to their respective trial dates. At the beginning of the first quarter of 2012, there were approximately 90 cases pending against Pepco in the Maryland State Courts (excluding those tendered to Mirant Corporation (Mirant) for defense and indemnification in connection with the sale by Pepco of its generation assets to Mirant in 2000), with an aggregate amount of monetary damages sought of approximately $360 million. In March 2012, the parties to these consolidated proceedings (each represented by the same law firm) filed a stipulation of dismissal, by which the plaintiffs voluntarily dismissed Pepco as a defendant, eliminating any reasonably possible liability Pepco may have had with respect to these proceedings.

In September 2011, an asbestos complaint was filed in the New Jersey Superior Court, Law Division, against ACE (among other defendants) asserting claims under New Jersey's Wrongful Death and Survival statutes. The complaint, filed by the estate of a decedent who was the wife of a former employee of ACE, alleges that the decedent's mesothelioma was caused by exposure to asbestos brought home by her husband on his work clothes. New Jersey courts have recognized a cause of action against a premise owner in a so-called "take home" case if it can be shown that the harm was foreseeable. In this case, the complaint seeks recovery of an unspecified amount of damages for, among other things, the decedent's past medical expenses, loss of earnings, and pain and suffering between the time of injury and death, and asserts a punitive damage claim. At this time, ACE has concluded that a loss is reasonably possible with respect to this matter, but ACE was unable to estimate an amount or range of reasonably possible loss because (i) the damages sought are indeterminate, (ii) the proceedings are in the early stages, and (iii) the matter involves facts that ACE believes are distinguishable from the facts of the "take-home" cause of action recognized by the New Jersey courts. A trial date has been set for May 20, 2013.

During 2012, Pepco Energy Services received letters on behalf of two school districts in Maryland, which claim that invoices in connection with electricity supply contracts contained certain allegedly unauthorized charges, totaling approximately $7 million. The letters also claim compounded interest totaling an additional approximately $9 million. Pepco Energy Services disputes both the allegations regarding unauthorized charges and the claims of entitlement to compounded interest in their entirety, and has been in discussions with the school districts to attempt to resolve these claims. No litigation involving Pepco Energy Services related to these claims has commenced. At this time, Pepco Energy Services has concluded that a loss is reasonably possible with respect to this matter, but Pepco Energy Services cannot estimate an amount or range of reasonably possible loss associated with these claims because the discussions with the school districts are in the early stages.

Environmental Matters

PHI, through its subsidiaries, is subject to regulation by various federal, regional, state and local authorities with respect to the environmental effects of its operations, including air and water quality control, solid and hazardous waste disposal and limitations on land use. Although penalties assessed for violations of environmental laws and regulations are not recoverable from customers of PHI's utility subsidiaries, environmental clean-up costs incurred by Pepco, DPL and ACE generally are included by each company in its respective cost of service for ratemaking purposes. The total accrued liabilities for the environmental contingencies described below of PHI and its subsidiaries at December 31, 2012 are summarized as follows:

	Transmission and Distribution	Legacy Generation Regulated	Legacy Generation Non-Regulated	Other	Total
		(millions of dollars)			
Beginning balance as of January 1	$ 15	$ 8	$ 5	$ 2	$ 30
Accruals	—	—	—	—	—
Payments	—	(1)	—	—	(1)
Ending balance as of December 31	15	7	5	2	29
Less amounts in Other current liabilities	2	2	—	2	6
Amounts in Other deferred credits	$ 13	$ 5	$ 5	$ —	$ 23

Conectiv Energy Wholesale Power Generation Sites

In July 2010, PHI sold the Conectiv Energy wholesale power generation business to Calpine. Under New Jersey's Industrial Site Recovery Act (ISRA), the transfer of ownership triggered an obligation on the part of Conectiv Energy to remediate any environmental contamination at each of the nine Conectiv Energy generating facility sites located in New Jersey. Under the terms of the sale, Calpine has assumed responsibility for performing the ISRA-required remediation and for the payment of all related ISRA compliance costs up to $10 million. PHI is obligated to indemnify Calpine for any ISRA compliance remediation costs in excess of $10 million. According to preliminary estimates, the costs of ISRA-required remediation activities at the nine generating facility sites located in New Jersey are in the range of approximately $7 million to $18 million. The amount accrued by PHI for the ISRA-required remediation activities at the nine generating facility sites is included in the table above in the column entitled "Legacy Generation – Non-Regulated."

In September 2011, PHI received a request for data from the U.S. Environmental Protection Agency (EPA) regarding operations at the Deepwater generating facility in New Jersey (which was included in the sale to Calpine) between February 2004 and July 1, 2010, to demonstrate compliance with the Clean Air Act's new source review permitting program. PHI responded to the data request. Under the terms of the Calpine sale, PHI is obligated to indemnify Calpine for any failure of PHI, on or prior to the closing date of the sale, to comply with environmental laws attributable to the construction of new, or modification of existing, sources of air emissions. At this time, PHI does not expect this inquiry to have a material adverse effect on its consolidated financial condition, results of operations or cash flows.

Franklin Slag Pile Site

In November 2008, ACE received a general notice letter from EPA concerning the Franklin Slag Pile site in Philadelphia, Pennsylvania, asserting that ACE is a potentially responsible party (PRP) that may have liability for clean-up costs with respect to the site and for the costs of implementing an EPA-mandated remedy. EPA's claims are based on ACE's sale of boiler slag from the B.L. England generating facility, then owned by ACE, to MDC Industries, Inc. (MDC) during the period June 1978 to May 1983. EPA claims that the boiler slag ACE sold to MDC contained copper and lead, which are hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (CERCLA), and that the sales transactions may have constituted an arrangement for the disposal or treatment of hazardous substances at the site, which could be a basis for liability under CERCLA. The EPA letter also states that, as of the date of the letter, EPA's expenditures for response measures at the site have exceeded $6 million. EPA estimates the additional cost for future response measures will be approximately $6 million. ACE believes that EPA sent similar general notice letters to three other companies and various individuals.

ACE believes that the B.L. England boiler slag sold to MDC was a valuable material with various industrial applications and, therefore, the sale was not an arrangement for the disposal or treatment of any hazardous substances as would be necessary to constitute a basis for liability under CERCLA. ACE intends to contest any claims to the contrary made by EPA. In a May 2009 decision arising under CERCLA, which did not involve ACE, the U.S. Supreme Court rejected an EPA argument that the sale of a useful product constituted an arrangement for disposal or treatment of hazardous substances. While this decision supports ACE's position, at this time ACE cannot predict how EPA will proceed with respect to the Franklin Slag Pile site, or what portion, if any, of the Franklin Slag Pile site response costs EPA would seek to recover from ACE. Costs to resolve this matter are not expected to be material and are expensed as incurred.

Peck Iron and Metal Site

EPA informed Pepco in a May 2009 letter that Pepco may be a PRP under CERCLA with respect to the cleanup of the Peck Iron and Metal site in Portsmouth, Virginia, and for costs EPA has incurred in cleaning up the site. The EPA letter states that Peck Iron and Metal purchased, processed, stored and shipped metal scrap from military bases, governmental agencies and businesses and that Peck's metal scrap operations resulted in the improper storage and disposal of hazardous substances. EPA bases its allegation that Pepco arranged for disposal or treatment of hazardous substances sent to the site on information provided by former Peck Iron and Metal personnel, who informed EPA that Pepco was a customer at the site. Pepco has advised EPA by letter that its records show no evidence of any sale of scrap metal by Pepco to the site. Even if EPA has such records and such sales did occur, Pepco believes that any such scrap metal sales may be entitled to the recyclable material exemption from CERCLA liability. In a Federal Register notice published on November 4, 2009, EPA placed the Peck Iron and Metal site on the National Priorities List. The National Priorities List, among other things, serves as a guide to EPA in determining which sites warrant further investigation to assess the nature and extent of the human health and environmental risks associated with a site. In September 2011, EPA initiated a remedial investigation/feasibility study (RI/FS) using federal funds. Pepco cannot at this time estimate an amount or range of reasonably possible loss associated with the RI/FS, any remediation activities to be performed at the site or any other costs that EPA might seek to impose on Pepco.

Ward Transformer Site

In April 2009, a group of PRPs with respect to the Ward Transformer site in Raleigh, North Carolina, filed a complaint in the U.S. District Court for the Eastern District of North Carolina, alleging cost recovery and/or contribution claims against a number of entities, including ACE, DPL and Pepco, based on their alleged sale of transformers to Ward Transformer, with respect to past and future response costs incurred by the PRP group in performing a removal action at the site. In a March 2010 order, the court denied the defendants' motion to dismiss. The litigation is moving forward with certain "test case" defendants (not including ACE, DPL and Pepco) filing summary judgment motions regarding liability. The case has been stayed as to the remaining defendants pending rulings upon the test cases. In a January 31, 2013 order, the district court granted summary judgment for the test case defendant whom plaintiffs alleged was liable based on its sale of transformers to Ward Transformer. The district court's order addresses only the liability of the test case defendant. PHI has concluded that a loss is reasonably possible with respect to this matter, but PHI was unable to estimate an amount or range of reasonably possible losses to which it may be exposed. PHI does not believe that any of its three utility subsidiaries had extensive business transactions, if any, with the Ward Transformer site.

Benning Road Site

In September 2010, PHI received a letter from EPA stating that EPA and the District of Columbia Department of the Environment (DDOE) have identified the Benning Road location, consisting of a generation facility operated by Pepco Energy Services until the facility was deactivated in June 2012, and a transmission and distribution facility operated by

Pepco, as one of six land-based sites potentially contributing to contamination of the lower Anacostia River. The letter stated that the principal contaminants of concern are polychlorinated biphenyls and polycyclic aromatic hydrocarbons. In December 2011, the U.S. District Court for the District of Columbia approved a consent decree entered into by Pepco and Pepco Energy Services with DDOE, which requires Pepco and Pepco Energy Services to conduct a RI/FS for the Benning Road site and an approximately 10-15 acre portion of the adjacent Anacostia River. The RI/FS will form the basis for DDOE's selection of a remedial action for the Benning Road site and for the Anacostia River sediment associated with the site. The consent decree does not obligate Pepco or Pepco Energy Services to pay for or perform any remediation work, but it is anticipated that DDOE will look to the companies to assume responsibility for cleanup of any conditions in the river that are determined to be attributable to past activities at the Benning Road site. The court order entering the consent decree requires the parties to submit a written status report to the court on May 24, 2013 regarding the implementation of the requirements of the consent decree and any related plans for remediation. In addition, if the RI/FS has not been completed by May 24, 2013, the status report must provide an explanation and a showing of good cause for why the work has not been completed.

Pepco and Pepco Energy Services submitted a proposed RI/FS work plan in July 2012, and filed a revised work plan in December 2012 based on comments from DDOE and the public. DDOE approved the revised work plan on December 28, 2012 and RI/FS field work commenced in January 2013.

The remediation costs accrued for this matter are included in the table above in the columns entitled "Transmission and Distribution," "Legacy Generation – Regulated," and "Legacy Generation – Non-Regulated."

Indian River Oil Release

In 2001, DPL entered into a consent agreement with the Delaware Department of Natural Resources and Environmental Control for remediation, site restoration, natural resource damage compensatory projects and other costs associated with environmental contamination resulting from an oil release at the Indian River generating facility, which was sold in June 2001. The amount of remediation costs accrued for this matter is included in the table above in the column entitled "Legacy Generation – Regulated."

Potomac River Mineral Oil Release

In January 2011, a coupling failure on a transformer cooler pipe resulted in a release of non-toxic mineral oil at Pepco's Potomac River substation in Alexandria, Virginia. An overflow of an underground secondary containment reservoir resulted in approximately 4,500 gallons of mineral oil flowing into the Potomac River.

The release falls within the regulatory jurisdiction of multiple federal and state agencies. Beginning in March 2011, DDOE issued a series of compliance directives requiring Pepco to prepare an incident report, provide certain records, and prepare and implement plans for sampling surface water and river sediments and assessing ecological risks and natural resources damages. Pepco completed field sampling during the fourth quarter of 2011 and submitted sampling results to DDOE during the second quarter of 2012. Pepco is continuing discussions with DDOE regarding the need for any further response actions but expects that additional monitoring of shoreline sediments may be required.

In June 2012, Pepco commenced discussions with DDOE regarding a possible consent decree that would resolve DDOE's threatened claims for civil penalties for alleged violation of the District's Water Pollution Control Law, as well as for damages to natural resources. Pepco and DDOE have reached an agreement in principle that would consist of a combination of a civil penalty and Supplemental Environmental Projects (SEPs) with a total cost to Pepco of approximately $1 million. Discussions with DDOE continue regarding the specific nature and scope of the SEPs, as well as the amount of DDOE's and the federal resource trustees' natural resource damage claim. This matter is expected to be resolved through the entry of a consent decree sometime in 2013. Based on discussions to date, PHI and Pepco do not believe that the resolution of these claims will have a material adverse effect on their respective financial conditions, results of operations or cash flows.

In March 2011, the Virginia Department of Environmental Quality (VADEQ) requested documentation regarding the release and the preparation of an emergency response report, which Pepco submitted to the agency in April 2011. In March 2011, Pepco received a notice of violation from VADEQ and in December 2011, entered into a consent decree with VADEQ, pursuant to which Pepco paid a civil penalty of approximately $40,000. The U.S. Coast Guard assessed a $5,000 penalty against Pepco for the release of oil into the waters of the United States, which Pepco has paid.

During March 2011, EPA conducted an inspection of the Potomac River substation to review compliance with federal regulations regarding Spill Prevention, Control, and Countermeasure (SPCC) plans for facilities using oil-containing equipment in proximity to surface waters. EPA identified several potential violations of the SPCC regulations relating to SPCC plan content, recordkeeping, and secondary containment. As a result of the oil release, Pepco submitted a revised SPCC plan to EPA in August 2011 and implemented certain interim operational changes to the secondary containment systems at the facility which involve pumping accumulated storm water to an aboveground holding tank for off-site disposal. In December 2011, Pepco completed the installation of a treatment system designed to allow automatic discharge of accumulated storm water from the secondary containment system. Pepco currently is seeking DDOE's and EPA's approval to commence operation of the new system and, after receiving such approval, will submit a further revised SPCC plan to EPA. In the meantime, Pepco is continuing to use the aboveground holding tank to manage storm water from the secondary containment system. In April 2012, EPA advised Pepco that it is not seeking civil penalties at this time for alleged non-compliance with SPCC regulations.

The amounts accrued for these matters are included in the table above in the column entitled "Transmission and Distribution."

Fauquier County Landfill Site

In October 2011, Pepco Energy Services received a notice of violation from the VADEQ, which advised Pepco Energy Services of information on which VADEQ may rely to institute an administrative or judicial enforcement action in connection with alleged violation of Virginia air pollution control laws and regulations at the facility of Pepco Energy Services' subsidiary Fauquier County Landfill Gas, L.L.C. in Warrenton, Virginia. The notice of violation was based on an on-site VADEQ inspection during which VADEQ observed certain alleged deficiencies relating to the facility's permit to construct and operate. In February 2012, Pepco Energy Services signed a proposed consent order sent by VADEQ, pursuant to which Pepco Energy Services agreed to perform certain remedial actions and agreed to pay a civil charge of approximately $10,000.

PHI's Cross-Border Energy Lease Investments

As discussed in Note (8), "Leasing Activities," PHI has a portfolio of cross-border energy lease investments involving public utility assets located outside of the United States with a net investment value of approximately $1.2 billion as of December 31, 2012. Each of these investments is comprised of multiple leases and each investment is structured as a sale and leaseback transaction commonly referred to by the IRS as a sale-in, lease-out, or SILO, transaction.

Since 2005, PHI's cross-border energy lease investments have been under examination by the IRS as part of the PHI federal income tax audits. In connection with the audit of PHI's 2001-2002 income tax returns, the IRS disallowed the depreciation and interest deductions in excess of rental income claimed by PHI for six of the eight lease investments and, in connection with the audits of PHI's 2003-2005 and 2006-2008 income tax returns, the IRS disallowed such deductions in excess of rental income for all eight of the lease investments. In addition, the IRS has sought to recharacterize each of the leases as a loan transaction in each of the years under audit as to which PHI would be subject to original issue discount income. PHI has disagreed with the IRS' proposed adjustments to the 2001-2008 income tax returns and has filed protests of these findings for each year with the Office of Appeals of the IRS. In November 2010, PHI entered into a settlement agreement with the IRS for the 2001 and 2002 tax years solely for the purpose of commencing litigation associated with this matter and subsequently filed refund claims in July 2011 for the disallowed tax deductions relating to the leases for these years. In January 2011, as part of this settlement, PHI paid $74 million of additional tax for 2001 and 2002, penalties of $1 million, and $28 million in interest associated with the disallowed deductions. Since the July 2011 refund claims were not approved by the IRS within the statutory six-month period, in January 2012 PHI filed complaints in the U.S. Court of Federal Claims seeking recovery of the tax payment, interest and penalties. The

2003-2005 and 2006-2008 income tax return audits continue to be in process with the IRS Office of Appeals and the IRS case manager, respectively, and are not presently a part of the U.S. Court of Federal Claims litigation discussed above.

PHI's current annual tax benefits from these lease investments are approximately $43 million. After taking into consideration the $74 million paid with the 2001-2002 audit (as discussed above), the net federal and state tax benefits received for the remaining leases from January 1, 2001, the earliest year that remains open to audit, to December 31, 2012, has been approximately $489 million. In the event that the IRS were to be successful in disallowing 100% of the tax benefits associated with these lease investments and recharacterizing these lease investments as loans, PHI estimates that, as of December 31, 2012, it would be obligated to pay approximately $600 million in additional federal and state taxes (net of the $74 million tax payment described above) and approximately $144 million of interest on the remaining leases. These amounts have been estimated without consideration of certain tax benefits arising from matters unrelated to the leases that would offset the taxes and interest due, including PHI's best estimate of the expected resolution of other uncertain and effectively settled tax positions, the carrying back and carrying forward of any existing net operating losses, and the application of certain amounts on deposit with the IRS. After consideration of these benefits, PHI would be obligated to pay between $170 million and $200 million in additional federal and state taxes and between $50 million and $60 million of interest on the additional federal and state taxes as of March 31, 2013. In addition, the IRS could require PHI to pay a penalty of up to 20% of the amount of additional taxes due.

See Note (20), "Subsequent Event," for further information on PHI's cross-border energy lease investments.

District of Columbia Tax Legislation

In 2011, the Council of the District of Columbia approved the Budget Support Act which requires that corporate taxpayers in the District of Columbia calculate taxable income allocable or apportioned to the District of Columbia by reference to the income and apportionment factors applicable to commonly controlled entities organized within the United States that are engaged in a unitary business. In the aggregate, this new tax reporting method reduced pre-tax earnings for the year ended December 31, 2011 by $7 million ($5 million after-tax) as further discussed in Note (8), "Leasing Activities," and Note (12), "Income Taxes." During 2012, the District of Columbia Office of Tax and Revenue adopted regulations to implement this reporting method. PHI has analyzed these regulations and determined that the regulations did not impact PHI's results of operations for the year ended December 31, 2012.

Third Party Guarantees, Indemnifications, and Off-Balance Sheet Arrangements

PHI and certain of its subsidiaries have various financial and performance guarantees and indemnification obligations that they have entered into in the normal course of business to facilitate commercial transactions with third parties as discussed below.

As of December 31, 2012, PHI and its subsidiaries were parties to a variety of agreements pursuant to which they were guarantors for standby letters of credit, energy procurement obligations, and other commitments and obligations. The commitments and obligations, in millions of dollars, were as follows:

	Guarantor				
	PHI	Pepco	DPL	ACE	Total
Energy procurement obligations of Pepco Energy Services [(a)]	$ 90	$ —	$ —	$ —	$ 90
Guarantees associated with disposal of Conectiv Energy assets [(b)]	13	—	—	—	13
Guaranteed lease residual values [(c)]	2	5	6	4	17
Total	$ 105	$ 5	$ 6	$ 4	$ 120

(a) PHI has contractual commitments for performance and related payments of Pepco Energy Services to counterparties under routine energy sales and procurement obligations.

(b) Represents guarantees by PHI of Conectiv Energy's derivatives portfolio transferred in connection with the disposition of Conectiv Energy's wholesale business. The derivative portfolio guarantee is currently $13 million and covers Conectiv Energy's performance prior to the assignment. This guarantee will remain in effect until the end of 2015.

(c) Represents the maximum potential obligation in the event that the fair value of certain leased equipment and fleet vehicles is zero at the end of the maximum lease term. The maximum lease term associated with these assets ranges from 3 to 8 years. The maximum potential obligation at the end of the minimum lease term would be $54 million, $9 million of which is a guaranty by PHI, $15 million by Pepco, $18 million by DPL and $12 million by ACE. The minimum lease term associated with these assets ranges from 1 to 4 years. Historically, payments under the guarantees have not been made and PHI believes the likelihood of payments being required under the guarantees is remote.

PHI and certain of its subsidiaries have entered into various indemnification agreements related to purchase and sale agreements and other types of contractual agreements with vendors and other third parties. These indemnification agreements typically cover environmental, tax, litigation and other matters, as well as breaches of representations, warranties and covenants set forth in these agreements. Typically, claims may be made by third parties under these indemnification agreements over various periods of time depending on the nature of the claim. The maximum potential exposure under these indemnification agreements can range from a specified dollar amount to an unlimited amount depending on the nature of the claim and the particular transaction. The total maximum potential amount of future payments under these indemnification agreements is not estimable due to several factors, including uncertainty as to whether or when claims may be made under these indemnities.

Energy Services Performance Contracts

Pepco Energy Services has a diverse portfolio of energy savings services performance contracts that are associated with the installation of energy savings equipment or combined heat and power facilities for federal, state and local government customers. As part of the energy savings contracts, Pepco Energy Services typically guarantees that the equipment or systems it installs will generate a specified amount of energy savings on an annual basis over a multi-year period. As of December 31, 2012, the remaining notional amount of Pepco Energy Services' energy savings guarantees on both completed projects and projects under construction totaled $446 million over the life of the multi-year performance contracts with the longest guarantee having a remaining term of 13 years. On an annual basis, Pepco Energy Services undertakes a measurement and verification process to determine the amount of energy savings for the year and whether there is any shortfall in the annual energy savings compared to the guaranteed amount.

As of December 31, 2012, Pepco Energy Services had a performance guarantee contract associated with the production at a combined heat and power facility that is under construction totaling $15 million in notional value over the life of the multi-year contracts, with the longest guarantee having a remaining term of 20 years.

Pepco Energy Services recognizes a liability for the value of the estimated energy savings or production shortfalls when it is probable that the guaranteed amounts will not be achieved and the amount is reasonably estimable. As of December 31, 2012, Pepco Energy Services had an accrued liability of $1 million for its energy savings or combined heat and power performance contracts that it established during 2012. There was no significant change in the type of contracts issued during the year ended December 31, 2012 as compared to the year ended December 31, 2011.

Dividends

On January 24, 2013, Pepco Holdings' Board of Directors declared a dividend on common stock of 27 cents per share payable March 28, 2013, to stockholders of record on March 11, 2013.

Contractual Obligations

As of December 31, 2012, Pepco Holdings' contractual obligations under non-derivative fuel and purchase power contracts were $355 million in 2013, $707 million in 2014 to 2015, $653 million in 2016 to 2017, and $1,911 million in 2018 and thereafter.

(17) ACCUMULATED OTHER COMPREHENSIVE LOSS

The components of Pepco Holdings' AOCL relating to continuing operations are as follows. For additional information, see the consolidated statements of comprehensive income.

	Commodity Derivatives	Treasury Lock	Other	Accumulated Other Comprehensive Loss
		(millions of dollars)		
Balance, December 31, 2009	$ (99)	$ (22)	$ (17)	$ (138)
Current year change	21	11	—	32
Balance, December 31, 2010	(78)	(11)	(17)	(106)
Current year change	49	1	(7)	43
Balance, December 31, 2011	(29)	(10)	(24)	(63)
Current year change	23	—	(8)	15
Balance, December 31, 2012	$ (6)	$ (10)	$ (32)	$ (48)

The income tax expense (benefit) for each component of Pepco Holdings' other comprehensive income is as follows.

For the Year Ended:	Commodity Derivatives	Treasury Lock	Other	Accumulated Other Comprehensive Loss
		(millions of dollars)		
December 31, 2010	$ 14	$ 7	$ —	$ 21
December 31, 2011	$ 32	$ —	$ (4)	$ 28
December 31, 2012	$ 16	$ —	$ (6)	$ 10

(18) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

The quarterly data presented below reflect all adjustments necessary in the opinion of management for a fair presentation of the interim results. Quarterly data normally vary seasonally because of temperature variations and differences between summer and winter rates. The totals of the four quarterly basic and diluted earnings per common share amounts may not equal the basic and diluted earnings per common share for the year due to changes in the number of shares of common stock outstanding during the year.

	2012				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(millions, except per share amounts)				
Total Operating Revenue	$ 1,292	$ 1,179	$ 1,476	$ 1,134	$ 5,081
Total Operating Expenses [a]	1,153	1,027	1,212 [b]	1,019	4,411
Operating Income	139	152	264	115	670
Other Expenses	(57)	(55)	(59)	(58)	(229)
Income From Continuing Operations Before Income Tax Expense	82	97	205	57	441
Income Tax Expense Related to Continuing Operations	14	35	93 [c]	14	156
Net Income	$ 68	$ 62	$ 112 [b]	$ 43	$ 285
Basic and Diluted Earnings Per Share of Common Stock					
Basic Earnings Per Share of Common Stock	0.30	0.27	0.49	0.18	1.25
Diluted Earnings Per Share of Common Stock	0.30	0.27	0.49	0.18	1.24
Cash Dividends Per Share of Common Stock	0.27	0.27	0.27	0.27	1.08

(a) Includes impairment losses of $12 million pre-tax ($7 million after-tax) at Pepco Energy Services associated primarily with investments in landfill gas-fired electric generation facilities, and the combustion turbines at Buzzard Point.

(b) Includes $39 million pre-tax ($9 million after-tax) gain from the early termination of cross-border energy leases.

(c) Includes a $16 million charge related to the recognition of the tax consequences associated with the early termination of cross-border energy leases.

	2011				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(millions, except per share amounts)				
Total Operating Revenue	$ 1,638	$ 1,412	$ 1,648	$ 1,253	$ 5,951
Total Operating Expenses	1,489	1,210[(a)]	1,453	1,162	5,314
Operating Income	149	202	195	91	637
Other Expenses	(53)	(53)	(60)	(62)	(228)
Income From Continuing Operations Before Income Tax Expense	96	149	135	29	409
Income Tax Expense Related to Continuing Operations	34	54[(b)]	55	6	149
Net Income From Continuing Operations	62	95[(a)]	80	23	260
Income (Loss) From Discontinued Operations, net of taxes	2	(1)	—	(4)	(3)
Net Income	$ 64	$ 94	$ 80	$ 19	$ 257
Basic and Diluted Earnings Per Share of Common Stock					
Earnings Per Share of Common Stock from Continuing Operations	0.27	0.42	0.35	0.10	1.15
Earnings (Loss) Per Share of Common Stock from Discontinued Operations	0.01	—	—	(0.02)	(0.01)
Basic and Diluted Earnings Per Share of Common Stock	0.28	0.42	0.35	0.08	1.14
Cash Dividends Per Share of Common Stock	0.27	0.27	0.27	0.27	1.08

(a) Includes $39 million pre-tax ($3 million after-tax) gain from the early termination of cross-border energy leases.

(b) Includes tax benefits of $14 million in the second quarter primarily associated with an interest benefit related to federal tax liabilities and a $22 million charge related to the recognition of the tax consequences associated with the early termination of cross-border energy leases.

(19) DISCONTINUED OPERATIONS

In April 2010, the Board of Directors approved a plan for the disposition of PHI's competitive wholesale power generation, marketing and supply business, which had been conducted through Conectiv Energy. On July 1, 2010, PHI completed the sale of Conectiv Energy's wholesale power generation business to Calpine. The disposition of Conectiv Energy's remaining assets and businesses, consisting of its load service supply contracts, energy hedging portfolio, certain tolling agreements and other assets not included in the Calpine sale, has been completed.

The loss from discontinued operations, net of income taxes, for the years ended December 31, 2012, 2011 and 2010, was zero, $3 million and $107 million, respectively.

(20) SUBSEQUENT EVENT

In the last several years, IRS challenges related to SILO transactions, such as PHI's cross-border energy lease investments, and lease-in, lease-out (LILO) transactions have been the subject of litigation, including litigation commenced by PHI in the U.S. Court of Federal Claims in January 2012 related to certain tax benefits claimed by PHI on its federal tax returns for 2001 and 2002.

On January 9, 2013, the U.S. Court of Appeals for the Federal Circuit issued an opinion in *Consolidated Edison Company of New York, Inc. & Subsidiaries v. United States* (to which PHI is not a party) that disallowed tax benefits associated with Consolidated Edison's LILO transaction. PHI had viewed the initial trial court ruling on this matter, in which the U.S. Court of Federal Claims issued a decision in favor of the taxpayer in October 2009, as a favorable development in PHI's dispute with the IRS.

Under the FASB guidance for income taxes (ASC 740), the financial statement recognition of the tax benefits of PHI's uncertain tax position associated with the cross-border energy lease investments is permitted only if it is more likely than not that the position will be sustained. Further, the FASB guidance for leases (ASC 840) requires a company to assess on a periodic basis the likely outcome of tax positions relating to its cross-border energy lease investments and, if there is a change or a projected change in the timing of the estimated tax benefits generated from these investments, a recalculation of the carrying value of its net investment is required.

While PHI believes that its tax position with regard to its cross-border energy lease investments is appropriate, after analyzing the recent U.S. Court of Appeals ruling described above, PHI has determined that its tax position with respect to the tax benefits associated with the cross-border energy leases no longer meets the more likely than not standard of recognition for accounting purposes. Accordingly, PHI expects to record a non-cash charge of between $355 million and $380 million (after-tax) in the first quarter of 2013, consisting of a charge to reduce the carrying value of the cross-border energy lease investments and a charge to reflect the anticipated additional interest expense related to changes in PHI's estimated federal and state income tax obligations for the period over which the tax benefits ultimately may be disallowed. While the IRS could require PHI to pay a penalty of up to 20 percent of the amount of additional taxes due, PHI believes that it is more likely than not that no such penalty will be incurred, and therefore no amount for any potential penalty will be included in the charge expected to be recorded in the first quarter of 2013.

PHI currently estimates that, in the event the IRS were to be fully successful in its challenge to PHI's tax position on the cross-border energy leases, PHI would be obligated to pay between $170 million and $200 million in additional federal and state taxes and between $50 million and $60 million of interest on the additional federal and state taxes as of March 31, 2013. These amounts have been estimated taking into consideration certain tax benefits arising from matters unrelated to the leases that would offset the amount of taxes and interest due, including PHI's estimate of the expected resolution of other uncertain and effectively settled tax positions, the carrying back or carrying forward of any existing net operating losses, and the application of certain amounts on deposit with the IRS. Without consideration of these benefits, PHI estimates that it would have been obligated to pay approximately $600 million in additional federal and state taxes and approximately $150 million of interest on the additional federal and state taxes as of March 31, 2013.

In the first quarter of 2013, PHI anticipates that it will make a deposit with the IRS for the additional taxes and related interest of approximately $220 million to $260 million in order to mitigate PHI's ongoing interest costs. This deposit is expected to be funded from currently available sources of liquidity and short-term borrowings. PHI also is evaluating the liquidation of all or a portion of its remaining cross-border energy lease investments and the liquidation proceeds could be used to repay any borrowings utilized to fund the deposit discussed above. PHI estimates that a partial or complete liquidation could be accomplished within one year. The aggregate financial impact of a partial or complete liquidation of the cross-border leases is not determinable at this time, but could result in material gains or losses. PHI continues to weigh its options with respect to its litigation with the IRS.

FIVE-YEAR PERFORMANCE GRAPH

The following chart compares the five-year cumulative total return to stockholders of Pepco Holdings, Inc. consisting of the change in stock price and reinvestment of dividends with the five-year cumulative total return on the Standard & Poor's 500 Stock Index (the "S&P 500 Index") and the Dow Jones Utilities Index, assuming an investment in each of $100.00 on December 31, 2007 with dividends reinvested quarterly.

Comparison of Five-Year Cumulative Total Return*
Among Pepco Holdings, Inc., the S&P 500 Index and the Dow Jones Utilities Index


$125
$100
$75
$50
$25
2007
2008
2009
2010
2011
2012
Pepco Holdings, Inc.
S&P 500 Index
Dow Jones Utilities

	Cumulative Total Return at December 31,					
	2007	2008	2009	2010	2011	2012
Pepco Holdings, Inc.	$ 100.00	$ 63.54	$ 64.99	$ 74.88	$ 88.03	$ 89.92
S&P 500 Index	100.00	63.06	79.70	91.68	93.63	108.55
Dow Jones Utilities	100.00	72.22	81.18	86.41	103.34	104.70

*Source: Bloomberg

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Annual Report with respect to PHI, Pepco, DPL and ACE, including each of their respective subsidiaries (each, a Reporting Company), are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the Exchange Act), and Section 27A of the Securities Act of 1933, as amended, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995.

These statements include declarations regarding the intents, beliefs, estimates and current expectations of PHI or its subsidiaries. In some cases, you can identify forward-looking statements by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue" or the negative of such terms or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties.

Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause PHI or its subsidiaries' actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond each Reporting Company's or its subsidiaries' control and may cause actual results to differ materially from those contained in forward-looking statements:

- Changes in governmental policies and regulatory actions affecting the energy industry or PHI specifically, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities and the recovery of purchased power expenses;
- The outcome of pending and future rate cases and other regulatory proceedings, including the possible disallowance of recovery of costs and expenses;
- The outcome of PHI's litigation with the IRS regarding its cross-border energy leases or the amount of Federal and state income taxes, including interest and the likelihood of penalties, that may be due as a result of the disallowance of prior deductions or a recharacterization of the leases as loans, and PHI's method of funding such tax payments, as well as the ability of PHI to timely liquidate the lease portfolio, if it determines to do so, and the impact of such liquidation on future earnings;
- The expenditures necessary to comply with regulatory requirements, including regulatory orders, and to implement reliability enhancement, emergency response and customer service improvement programs;
- Possible fines, penalties or other sanctions assessed by regulatory authorities against PHI or its subsidiaries;
- The impact of adverse publicity and media exposure which could render PHI or its subsidiaries vulnerable to negative customer perception and could lead to increased regulatory oversight;
- Weather conditions affecting usage and emergency restoration costs;
- Population growth rates and changes in demographic patterns;
- Changes in customer energy demand due to conservation measures and the use of more energy-efficient products;
- General economic conditions, including the impact of an economic downturn or recession on energy usage;
- Changes in and compliance with environmental and safety laws and policies;

- Changes in tax rates or policies;
- Changes in rates of inflation;
- Changes in accounting standards or practices;
- Unanticipated changes in operating expenses and capital expenditures;
- Rules and regulations imposed by, and decisions of, federal and/or state regulatory commissions, PJM Interconnection, LLC, the North American Electric Reliability Corporation and other applicable electric reliability organizations;
- Legal and administrative proceedings (whether civil or criminal) and settlements that affect a Reporting Company's or its subsidiaries' business and profitability;
- Pace of entry into new markets;
- Interest rate fluctuations and the impact of credit and capital market conditions on the ability to obtain funding on favorable terms; and
- Effects of geopolitical and other events, including the threat of domestic terrorism or cyber attacks.

Any forward-looking statements speak only as to the date of this Annual Report, and PHI undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for PHI to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on PHI or its subsidiaries' business (viewed independently or together with the business or businesses of some or all of PHI's subsidiaries), or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

GLOSSARY OF TERMS

The following is a glossary of terms, abbreviations and acronyms that are used in this Annual Report. The terms, abbreviations and acronyms used have the meanings set forth below, unless the context requires otherwise.

Term	Definition
2012 LTIP	Pepco Holdings, Inc. 2012 Long-Term Incentive Plan
ACE	Atlantic City Electric Company
ACE Funding	Atlantic City Electric Transition Funding LLC
AFUDC	Allowance for funds used during construction
AOCL	Accumulated Other Comprehensive Loss
AMI	Advanced metering infrastructure, a system that collects, measures and analyzes energy usage data from advanced digital electric and gas meters known as smart meters
ASC	Accounting Standards Codification
BGS	Basic Generation Service (the supply of electricity by ACE to retail customers in New Jersey who have not elected to purchase electricity from a competitive supplier)
Bondable Transition Property	Principal and interest payments on the Transition Bonds and related taxes, expenses and fees
BSA	Bill Stabilization Adjustment
Budget Support Act	The Fiscal Year 2012 Budget Support Act of 2011, approved by the Council of the District of Columbia on June 14, 2011
Calpine	Calpine Corporation
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act of 1980
Conectiv	Conectiv, LLC, a wholly owned subsidiary of PHI and the parent of DPL and ACE
Conectiv Energy	Subsidiaries of Conectiv Energy Holding Company, a disposition plan for which was approved by PHI's Board of Directors in April 2010 and has been completed
CRMC	PHI's Corporate Risk Management Committee
DCPSC	District of Columbia Public Service Commission
DDOE	District of Columbia Department of the Environment
Default Electricity Supply	The supply of electricity by PHI's electric utility subsidiaries at regulated rates to retail customers who do not elect to purchase electricity from a competitive supplier, and which, depending on the jurisdiction, is also known as Standard Offer Service or BGS
DPL	Delmarva Power & Light Company
DEDA	Delaware Economic Development Authority
DOE	U.S. Department of Energy
DPSC	Delaware Public Service Commission

Term	Definition
DRP	Shareholder Dividend Reinvestment Plan
EBITDA	Earnings before interest, taxes, depreciation, and amortization
EDC	Electricity Distribution Company
EmPower Maryland	A Maryland demand-side management program for Pepco and DPL
EPA	U.S. Environmental Protection Agency
Exchange Act	Securities Exchange Act of 1934, as amended
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FPA	Federal Power Act
GAAP	Accounting principles generally accepted in the United States of America
GCR	Gas Cost Rate
GWh	Gigawatt hour
IIP	ACE's Infrastructure Investment Program
IRS	Internal Revenue Service
ISDA	International Swaps and Derivatives Association Master Agreement
ISRA	Industrial Site Recovery Act
LIBOR	London Interbank Offered Rate
Line Losses	Estimates of electricity and gas expected to be lost in the process of its transmission and distribution to customers
LTIP	The Pepco Holdings, Inc. Long-Term Incentive Plan
MAPP	Mid-Atlantic Power Pathway
Market Transition Charge Tax	Revenue ACE receives and pays to ACE Funding to recover income taxes associated with Transition Bond Charge revenue
MDC	MDC Industries, Inc.
Medicare Act	Medicare Prescription Drug Improvement and Modernization Act of 2003
Medicare Part D	A prescription drug benefit under the Medicare Act
MFVRD	Modified fixed variable rate design
Mirant	Mirant Corporation
MMBtu	One Million British Thermal Units
MPSC	Maryland Public Service Commission
MW	Megawatt
MWh	Megawatt hour
NAV	Net Asset Value
NERC	North American Electric Reliability Corporation
New Jersey Settlement	A stipulation of settlement signed by the parties to ACE's electric distribution base rate case, which was approved by the NJBPU on October 23, 2012
New Jersey Societal Benefit Charge	A surcharge related to the New Jersey Societal Benefit Program
New Jersey Societal Benefit Program	A New Jersey public interest program for low income customers

Term	Definition
NJBPU	New Jersey Board of Public Utilities
NUGs	Non-utility generators
NYMEX	New York Mercantile Exchange
OPEB	Other postretirement benefit
PCI	Potomac Capital Investment Corporation and its subsidiaries
Pepco	Potomac Electric Power Company
Pepco Energy Services	Pepco Energy Services, Inc. and its subsidiaries
Pepco Holdings or PHI	Pepco Holdings, Inc.
PHI OPEB Plan	The Pepco Holdings, Inc. Welfare Plan for Retirees
PJM	PJM Interconnection, LLC
PJM RTO	PJM regional transmission organization
Power Delivery	The transmission, distribution and default supply of electricity and, to a lesser extent, the distribution and supply of natural gas, conducted through Pepco, DPL and ACE, PHI's regulated public utility subsidiaries.
PPA	Power purchase agreement
PRP	Potentially responsible party
RECs	Renewable energy credits
Regulated T&D Electric Revenue	Revenue from the transmission and the distribution of electricity to PHI's customers within its service territories at regulated rates
Regulatory Asset Recovery Charge	Costs associated with deferred, NJBPU-approved expenses incurred as part of ACE's obligation to serve the public
Reporting Company	PHI, Pepco, DPL or ACE
Revenue Decoupling Adjustment	An adjustment equal to the amount by which revenue from distribution sales differs from the revenue that Pepco and DPL are entitled to earn based on the approved distribution charge per customer
RI/FS	Remedial investigation and feasibility study
RIM	Reliability investment recovery mechanism
ROE	Return on equity
RPS	Renewable Energy Portfolio Standards
SEC	Securities and Exchange Commission
SO_2	Sulfur dioxide
SOCA	Standard Offer Capacity Agreement required to be entered into by ACE pursuant to a New Jersey law enacted to promote the construction of qualified electric generation facilities in New Jersey
SOS	Standard Offer Service, how Default Electricity Supply is referred to in Delaware, the District of Columbia and Maryland

Term	Definition
SPCC	Spill Prevention, Control, and Countermeasure plans, required pursuant to federal regulations requiring plans for facilities using oil-containing equipment in proximity to surface waters
SRECs	Solar renewable energy credits
T&D	Transmission and distribution
TEFA	Transitional Energy Facility Assessment, a New Jersey tax surcharge providing a gradual transition from the previous franchise and gross receipts tax eliminated in 1997, to its new total liability under the corporation business tax and the sales-and-use tax (this surcharge will be eliminated in 2013)
Transition Bond Charge	Revenue ACE receives, and pays to ACE Funding, to fund the principal and interest payments on Transition Bonds and related taxes, expenses and fees
Transition Bonds	Transition Bonds issued by ACE Funding
VADEQ	Virginia Department of Environmental Quality
VaR	Value at Risk
VRDBs	Variable Rate Demand Bonds
WACC	Weighted average cost of capital

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Directors

Jack B. Dunn, IV[2,4]
Chief Executive Officer,
President and Director
FTI Consulting, Inc.
West Palm Beach, Florida
(Consulting)

H. Russell Frisby, Jr.[5]
Partner
Stinson Morrison Hecker LLP
Washington, D.C.
(Law)

Terence C. Golden[1,5]
Chairman
Bailey Capital Corporation
Washington, D.C.
(Private investment company)

Patrick T. Harker[1,4]
President
University of Delaware
Newark, Delaware *(Education)*

Frank O. Heintz[2,3,4,6]
Retired President and
Chief Executive Officer
Baltimore Gas and Electric
Company

Barbara J. Krumsiek[4,5]
Chair, President and Chief
Executive Officer
Calvert Investments, Inc.
Bethesda, Maryland
(Investment firm)

George F. MacCormack[2,5]
Retired Group Vice President
DuPont

Lawrence C. Nussdorf[1,2,3]
President and Chief
Operating Officer
Clark Enterprises, Inc.
Bethesda, Maryland
(Real estate and construction)

Patricia A. Oelrich[1,2]
Retired Vice President
GlaxoSmithKline
Pharmaceuticals

Joseph M. Rigby[3]
Chairman of the Board,
President and Chief
Executive Officer
Pepco Holdings, Inc.

Frank K. Ross[1,4]
Retired Managing Partner,
Washington, D.C. office,
KPMG LLP;
Visiting Professor,
Howard University
Washington, D.C.

Pauline A. Schneider[3,5]
Partner
Orrick, Herrington & Sutcliffe
LLP Washington, D.C. *(Law)*

Lester P. Silverman[4,5]
Director Emeritus,
McKinsey & Company, Inc.

Executive Officers

Joseph M. Rigby
Chairman of the Board,
President and Chief
Executive Officer

David M. Velazquez
Executive Vice President
Power Delivery

Kevin C. Fitzgerald
Executive Vice President
and General Counsel

Frederick J. Boyle
Senior Vice President and
Chief Financial Officer

Kirk J. Emge[7]
Senior Vice President and
Special Counsel to the Chief
Executive Officer

Beverly L. Perry
Senior Vice President and
Special Advisor to the Chief
Executive Officer

Ronald K. Clark
Vice President and
Controller

Ernest L. Jenkins
Vice President and Chief
Human Resources Officer

Laura L. Monica
Vice President, Corporate
Communications

PHI Service Company

Hallie M. Reese
Vice President, Customer
Care

Pepco Energy Services, Inc.

John U. Huffman
President and Chief
Executive Officer

1 Member of the Audit Committee of which Ms. Oelrich is Chairman.

2 Member of the Corporate Governance/Nominating Committee of which Mr. MacCormack is Chairman.

3 Member of the Executive Committee of which Mr. Heintz is Chairman.

4 Member of the Compensation/Human Resources Committee of which Dr. Harker is Chairman.

5 Member of the Finance Committee of which Mr. Silverman is Chairman.

6 Lead Independent Director.

7 Retiring effective as of April 1, 2013.

INVESTOR INFORMATION

Fiscal Agents

Common Stock

In writing:
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219-9821

By telephone:
Toll free 1-866-254-6502

Via e-mail:
pepco@amstock.com

For inquiries concerning your Pepco Holdings, Inc. shareholdings (such as status of your account, dividend payments, change of address, lost certificates or transfer of ownership of shares), or to enroll in the dividend reinvestment plan or direct deposit of dividends, contact American Stock Transfer & Trust Company as listed above.

A copy of Pepco Holdings' Annual Report on Form 10-K for the year ended December 31, 2012 (without exhibits), is available without charge by contacting American Stock Transfer & Trust Company as listed above.

Pepco Holdings, Inc. Notes, Potomac Electric Power Company Bonds, and Atlantic City Electric Company Bonds

In writing:
The Bank of New York Mellon
101 Barclay Street, 8W
New York, NY 10286

By telephone:
Toll Free: 1-800-548-5075

Delmarva Power & Light Company Bonds

In writing:
The Bank of New York Mellon Trust Company, NA
Global Corporate Trust Services
Bondholder Relations
2001 Bryan Street
Dallas, TX 75201

By telephone:
Toll free 1-800-275-2048

Investor Relations Contact

Donna J. Kinzel, Vice President and Treasurer
Telephone: 302-429-3004
E-mail: *Donna.Kinzel@pepcoholdings.com*

Stock Market Information

2012	High	Low	Dividend
1st Quarter	$20.48	$18.63	$ 0.27
2nd Quarter	$19.63	$18.14	$ 0.27
3rd Quarter	$20.30	$18.67	$ 0.27
4th Quarter	$20.06	$18.80	$ 0.27

Close on December 31, 2012: $19.61

2011	High	Low	Dividend
1st Quarter	$19.14	$17.83	$ 0.27
2nd Quarter	$20.36	$18.10	$ 0.27
3rd Quarter	$20.04	$16.57	$ 0.27
4th Quarter	$20.64	$17.77	$ 0.27

Close on December 31, 2011: $20.30

Close on March 22, 2013: $20.65

Number of Registered Holders at December 31, 2012: 50,229

New York Stock Exchange Ticker Symbol: POM

Other Information

For historical stock prices (Pepco Holdings, Inc., Potomac Electric Power Company, Conectiv, Delmarva Power & Light Company and Atlantic Energy, Inc.), and other Pepco Holdings, Inc. company information, including our Corporate Governance Guidelines, Corporate Business Policies (which in their totality constitute our code of business conduct and ethics) and Board Committee Charters, please visit our Web site at www.pepcoholdings.com